Exhibit 99.1

CONTENTS

STRATEGIC REPORT	2
Highlights	2
Chairperson Letter	4
CEO Statement	6
Business Overview	8
Financial Performance	19
Sustainability	30
Section 172 Statement	37
Principal Risks and Uncertainties	44
DIRECTORS' REPORT	48
Governance	48
Additional Disclosures	56
DIRECTORS' REMUNERATION REPORT	60
Annual Statement	60
Remuneration Policy	62
Remuneration Report	75
INDEPENDENT AUDITORS' REPORT	92
FINANCIAL STATEMENTS	99
Consolidated Financial Statements	99
Parent Financial Statements	174
ADDITIONAL INFORMATION	184
Investor Information	184
Forward-looking Statements	184

TERMS AND ABBREVIATIONS

Common terms and abbreviations that appear throughout this Annual Report and Accounts are defined herein. Other less common terms and phrases are defined in the sections in which they appear.

AGM annual general meeting
Articles the articles of association of the Parent
B2B business-to-business
B2C business-to-consumer
Board the board of directors of the Parent
CA 2006 the U.K. Companies Act 2006
CEO Chief Executive Officer
CFO Chief Financial Officer
Company or **IGT** the Parent, together with its consolidated subsidiaries
De Agostini De Agostini S.p.A.
Director a director of the Parent
ESG environmental, social and governance
GHG greenhouse gas
NYSE the New York Stock Exchange
Parent International Game Technology PLC
R&D research and development
SEC United States Securities and Exchange Commission
TSR total shareholder return
U.K. United Kingdom
U.S. United States of America
Wire Act U.S. Interstate Wire Act of 1961

Amounts reported in this Annual Report and Accounts in millions are computed based on the amounts in thousands. Certain amounts, including in columns and rows within tables, may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.



Values That Shape Our Culture
WE ARE RESPONSIBLE
We are respectful of others by being personally accountable for achieving our goals, keeping our promises, and following through with our actions. We are reliable and accomplish high-quality work results regardless of complexity, each and every time. We work hard to earn the trust of our colleagues, our customers, our regulators, and society at large.
WE ARE AUTHENTIC
We are honest, real people who strive to deliver excellence by showing up as our most authentic selves. We do this through open, transparent, and timely communications. We are open to new ideas and new ways of working to encourage candid dialogue and information sharing. We do this by respecting others.
WE ARE PIONEERING
We are innovative, entrepreneurial, and ingenious, blending imagination with pragmatism and determination. We don't copy; we transform our ideas to create new and alternative solutions that are pioneering and push the industry forward to create value. We continuously learn and develop to maximize our skills and capabilities – and we transfer this knowledge to others.
WE ARE COLLABORATIVE
We put the needs of our people first and strive to create lasting and sustained partnerships with our customers – both inside and outside of the organization. We continually seek out new opportunities by building collaborative relationships, listening to the needs of others, and developing, maintaining, and strengthening our relationships.
WE ARE PASSIONATE
Our passion for gaming is paramount to our customers' success and an essential part of who we are. Everything we do, we do with conviction and pride in our work. We are positive and resilient – even in front of change and obstacles. As trusted advisors to our customers, we proactively identify needs and provide solutions for today and the future.
We Are IGT

Annual Report and Accounts 2021 Page | 1

Strategic Report

The Directors present their reports and the audited financial statements for International Game Technology PLC and its subsidiaries for the period from January 1, 2021 to December 31, 2021.

Financial Highlights

Total Revenue


$ in Millions
4,081
3,115
2021
2020

Operating Income


918
$ in Millions
(91)
2021
2020

Diluted Income (Loss) Per Share*


$0.35
$(4.76)
2021
2020

Dividends Per Share


$0.20
$0.20
2021
2020

** Represents net income (loss) from continuing operations attributable to International Game Technology PLC per ordinary share*

Company Revenue by Business Segment

2021


27%
69%
4%
Global Lottery
Global Gaming
Digital & Betting

2020


27%
69%
4%
Global Lottery
Global Gaming
Digital & Betting

The consolidated balance sheet on page 100 presents the Company's financial position at December 31, 2021 and December 31, 2020. Movements in cash balances are presented in the consolidated statement of cash flows. Material assets and liabilities have been disclosed within the respective notes to the consolidated financial statements. Net assets were $1.7 billion and $1.2 billion at December 31, 2021 and 2020, respectively. Cash and cash equivalents were $591 million and $907 million at December 31, 2021 and 2020, respectively.

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Strategic Report

Operational Highlights

- Drove an accelerated recovery from initial start of COVID-19 pandemic
- Achieved business and operating efficiencies, delivering higher profit margins
- Completed sale of Italian B2C gaming machine, sports betting and digital gaming businesses to Gamenet Group S.p.A.
- Global Lottery demonstrated substantial resilience as revenue and operating income from the business segment was $2.8 billion and $1.1 billion, respectively
- Global Gaming revenue and operating income of $1.1 billion and $44 million, respectively
- Digital & Betting revenue and operating income of $165 million and $33 million, respectively
- Awarded significant long-term lottery contracts in Jamaica and France, as well as in Connecticut, where IGT will replace a competitor's system
- Signed new multi-year instant ticket services contract in Germany and extended instants contract in Ohio
- Continued to grow iLottery operations, now with a total of eight platform contracts including three out of the 10 U.S. iLottery customers
- Revolutionized cashless gaming with key customers Indigo Sky and Agua Caliente
- Expanded Peak family with Peak65™ and introduced a new innovative spin on mechanical reels with the DiamondRS cabinet
- Celebrated 25th Anniversary of IGT's Wheel of Fortune Slots
- Continued fast expansion of iGaming which is now live in more than 20 countries
- IGT PlaySports is a leading sports betting solution in the U.S. and in 2021, IGT expanded sports betting operations to more than 20 states and over 60 venues
- Introduced CrystalFlex™ and PeakBarTop™ Flex cabinets that enable players to watch sports, place sports wagers, play slots, video poker and keno all on the same gaming machine, using the same on-machine funds

Corporate Highlights

- Established a dedicated Digital & Betting business segment, inclusive of iGaming and sports betting
- Joe Asher joined IGT as President of Sports Betting and Gil Rotem joined IGT as President of iGaming
- The World Lottery Association ("WLA") recertified IGT's lottery operations, including iLottery, for WLA's Corporate Social Responsibility Standards and Responsible Gaming Framework for Suppliers
- Increased focus on ESG with publication of the Global Responsible Gaming Policy and Human Rights Policy Statement
- Senior leaders were named to industry Hall of Fames:
    - Wendy Montgomery, Senior Vice President of Marketing, Communications and Sustainability was inducted into the Lottery Industry Hall of Fame
    - Knute Knudson, Vice President of Global Business Development and Tribal Ambassador was inducted into the American Gaming Association's Gaming Hall of Fame
    - Joe Asher, President of Sports Betting, was inducted into the Sports Betting Hall of Fame
- Company and products honored with industry awards:
    - Platform Provider of the Year for IGT PlaySports and Land-Based Betting & Gaming Product for Powerbucks™ at the 2021 SBC North America Awards
    - IGT's CrystalBetting Terminal with multigame content won Gold in the Best Consumer-Service Technology category of 2021 GGB Gaming & Technology Awards
    - Resort Wallet™ and IGTPay™ garnered IGT Technology Provider of the Year, and IGT's Mobile Lottery Solution won Lottery Product of the Year at the 2021 International Gaming Awards
    - Casino Supplier of the Year at the 2021 Global Gaming Awards London
    - Product Innovation of the Year for Resort Wallet™ and IGTPay™ at 2021 Global Gaming Awards Las Vegas

In January 2022, the Board implemented a number of changes to the Company's executive team and Board. Marco Sala became Executive Chair of the Board and Vincent Sadusky became CEO and Executive Director of the Board. Lorenzo Pellicioli retired as Chairperson of the Board and remains a Non-Executive Director. The Board also appointed two new independent Non-Executive Directors - Ashley M. Hunter and Maria Pinelli - who were, respectively, appointed to the Nominating and Corporate Governance Committee and as chair of the Audit Committee, replacing Vincent Sadusky.

Annual Report and Accounts 2021 Page | 3

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Strategic Report

take advantage of the upcoming Canadian video lottery terminal replacement cycle and new operator market openings.

Digital & Betting

As mentioned above, we created our dedicated Digital & Betting business segment to support this area of high growth. As part of this strategy, we hired long-time industry executives Joe Asher as President of Sports Betting and Gil Rotem as President of iGaming. The Digital & Betting business continues to grow quickly, propelled by IGT's strong leadership positions and new sports betting and iGaming regulation in the U.S.

IGT's award-winning PlaySports turnkey sports betting solution powers over 60 venues in 22 states. Additionally, in 2021, we introduced the CrystalFlex™ and PeakBarTop™ Flex cabinets that enable players to watch sports, place sports wagers, play slots, video poker and keno all on the same gaming machine, using the same on-machine funds.

We also continued our rapid expansion of iGaming, including launching in Michigan and Connecticut, and are now live in more than 20 countries. For 2022, we expect to double the number of new iGaming titles and also begin distributing our first third-party games.

As Digital & Betting is our highest-growth area, we are making significant investments in R&D and talent to lay a solid foundation to support the trajectory we expect over the next few years. IGT's Digital & Betting business has a robust pipeline for 2022, and we look forward to expanding with new customers, building on our long-term partnerships and allocating capital to support their growth.

Our commitment to sustainability

Our sustainability strategy is centered on four key priorities: valuing our people, advancing responsibility, supporting our communities, and fostering sustainable operations. Our commitment to employees' well-being, high standards of integrity and ethical conduct, diversity and inclusion, and professional development are constantly improving our Company from within.

In 2021, IGT issued our first-ever Global Responsible Gaming Policy to educate people about our programs and solutions designed to promote fair play and comply with responsible gaming requirements in all jurisdictions in which we operate. IGT also published our Human Rights Policy Statement, which outlines our commitment to human dignity and civil rights.

IGT has a well-established and leading diversity and inclusion program and we are committed to furthering diversity and inclusion objectives at the highest level. Members of our senior leadership team have diversity and inclusion goals to meet that are directly tied to their compensation. Furthermore, all IGT employees are encouraged to participate in Ignite Inclusion, a training program designed to expand employees' knowledge of diversity and inclusion concepts through individual learning.

Over the last few years, we have witnessed the positive effect that IGT's commitment to diversity and inclusion has had on attracting and retaining talent, and our programs have proven to be a differentiator and competitive advantage in our hiring practices.

Looking ahead

IGT's vision is simple: to drive growth in the global gaming industry through greater player engagement and responsible management. Our diverse portfolio offers compelling growth opportunities to create shareholder value and provides unique and sustainable competitive advantages.

Our mission is to strengthen our global leadership positions in the industry by offering innovative content, services and solutions. This mission sets the foundation to grow top line and margins across all business segments, while increasing operational efficiency and optimizing capital allocation.

We have set aggressive but achievable financial goals including impressive cash flow generation over the next few years. I have a high level of confidence in the Company's ability to deliver on those compelling objectives.

I want to thank our people for their continued dedication to success, consistent delivery of results and commitment to IGT's future. Our success is directly tied to their hard work. I wish you all much health and well-being for 2022.

Vincent Sadusky
Chief Executive Officer

Annual Report and Accounts 2021 Page | 7

Strategic Report

BUSINESS OVERVIEW

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from lotteries and gaming machines to sports betting and digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company's solutions deliver gaming experiences that responsibly engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

The Company operates and provides an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, digital lottery, and commercial services. The Company is headquartered in London, with principal operating facilities located in Providence, Rhode Island; Las Vegas, Nevada; and Rome, Italy. The Company had approximately 10,500 employees at December 31, 2021.

Effective September 1, 2021, the Company adopted a new business segment structure focused on three business segments: Global Lottery, Global Gaming and Digital & Betting. This resulted in a change in our operating segments and cash-generating units. The Company's operations for the periods presented herein are reported under this new business segment structure.

As a part of its ongoing commitment to ensuring appropriate strategic flexibility for its Digital & Betting business segment, the Company is currently undertaking a legal entity and organizational realignment designed to provide the Digital & Betting business segment with dedicated management, a more nimble organization and governance structure and the ability to pursue organic and inorganic growth opportunities. As part of this process, the Company may evaluate a potential separate public listing of its Digital & Betting business segment to further enhance its strategic flexibility while maintaining a controlling interest following the consummation of any such potential separate public listing. There can be no assurances as to the form and timing of any separate public listing or other strategic activity that may result from this evaluation or if any such listing or activity will be consummated at all.

On February 25, 2022, the Parent's wholly-owned subsidiary, IGT Lottery S.p.A., signed a definitive agreement to sell its Italian proximity payment business to PostePay S.p.A. – Patrimonio Destinato IMEL, an entity of the Italian postal service provider group, for €700 million. The transaction is subject to customary closing conditions and regulatory approvals and is expected to close during the third quarter of 2022.


PROMISE
OUR EXTERNAL POSITIONING
Delivering unrivaled gaming experiences that engage players and drive growth.
VALUES
HOW WE WILL BEHAVE
We are collaborative, passionate, authentic, responsible, and pioneering.
PURPOSE
WHY WE EXIST
Delivering entertaining and responsible gaming experiences for players everywhere.
VISION
THE OPPORTUNITY WE STRIVE TO REALIZE
Drive growth in the global gaming industry through greater player engagement and responsible management.
MISSION
WHAT WE WILL DELIVER TO FULFILL OUR PURPOSE
Provide best-in-class content, services and solutions to the global, regulated gaming industry.

Annual Report and Accounts 2021 Page | 8

Strategic Report

Business model

The Company's organizational structure is focused on three business segments - Global Lottery, Global Gaming, and Digital & Betting - which are supported by a streamlined corporate function. The business segments have the key operating capabilities and autonomy necessary to manage the business, including product management, sales, technology, and research and development.

The global market for regulated gaming is characterized by two main dynamics: strong player demand and governments that look to regulated gaming as a way to fund good causes. In this context, IGT is uniquely positioned to provide responsible solutions by leveraging its global leadership position, long history of innovation, and the breadth and depth of its product offerings.

The Company's resilient business model is characterized by robust recurring revenues and a diversified geographic and product mix. Innovation is the key growth driver across all the Company's activities in many different areas including content, technology, distribution, and marketing. Our goal is to create value for all our stakeholders and we are focused on supporting our industry, our community, and our world.


Business Model
Global Lottery
Operator Contracts
Facilities Management Contracts
Systems & Software
Instant Ticket Services
iLottery Platforms & Solutions
Commercial Services
Global Gaming
Gaming Machines, AWPs, VLTs
Casino Management & VLT Systems
Conversion Kits & Parts
Software Licenses & IP
Digital & Betting
iGaming Platforms & Solutions
Sports Betting Platforms & Solutions
Services / Product Sales
STAKEHOLDER VALUE CREATION

Global Lottery

IGT has a broad, global footprint in lottery where it provides technology, including the central system and retail terminal network, required for B2B operations and full coverage of the value chain for B2C operations. The Company serves 36 of the 46 U.S. lotteries and is the dominant operator in Italy.

Global Gaming

The Company maintains significant, long-standing relationships with commercial casino and government sponsored Video Lottery Terminal customers around the world. IGT's Global Gaming leadership is bolstered by its large portfolios of games and intellectual property, in addition to best-in-class central systems.

Digital & Betting

The Digital & Betting business segment has full responsibility for worldwide iGaming and sports betting activities, which were previously reported as part of the Global Gaming business segment. This business segment provides iGaming products and services to online casino operators, as well as sports betting technology and management services to licensed sports betting operators, primarily in the U.S.

Further details with respect to the Company's products and services for each of the Lottery, Gaming, and Digital & Betting business segments are set out under the section headed Products and services on page 12.

Annual Report and Accounts 2021

Page | 9

Strategic Report

Strategy

IGT's mission is to provide best-in-class content, services, and solutions to the global, regulated gaming industry. The Company enables players to experience their favorite games across all channels and regulated segments, from lotteries and gaming machines to sports betting and digital.

The Company's businesses are complementary and cover the whole regulated gaming space. The Company enjoys global coverage and is targeting opportunities in both existing and new regions, jurisdictions, and lottery/gaming market segments.

The Company is positioned to serve governments and licensed private sector operators as a B2B and B2C provider of technology, content, services, and solutions. The scope of our offering can, in the government sanctioned lottery industry, expand to comprise a fully outsourced lottery operation when appropriate (i.e. Italian lottery concessions, U.S. lottery management agreements).

Grow, innovate, and optimize in key markets via continued focus on player-centric development, strong engagement with government stakeholders and continued development of digital and gaming capability

Over the past two years, IGT has built a solid foundation for profitable growth. The Company's diversified portfolio creates resilience against variable and uncertain conditions. Continued focus on cross-selling, technology platforms and content synergies allow the Company to leverage successful brands and capabilities across businesses.

IGT's land-based gaming, lottery and digital segments cover the full market value chain and enable the Company to leverage longstanding relationships, strengths and its history of success to create innovative new gaming and lottery experiences.

IGT recently realigned its product portfolio to capture high-growth opportunities via transformational strategic moves. These moves include the divestiture of the Italian B2C gaming business completed in May 2021, refreshing its portfolio, the refocus of the gaming portfolio on high-growth product verticals and geographies, and the recent segregation of the Digital & Betting business as a separate business segment which will further enhance its organizational flexibility and ability to compete in the fast-paced digital and sports betting markets, and supports evaluation of a potentially separate public listing.

The Company continues to execute a multi-year global efficiency effort which is focused on operational excellence, product simplification, and operating margin improvement. The Company achieved over $200 million in structural cost savings in 2021 compared to 2019, with further opportunities for over $150 million in incremental savings targeted by the end of 2023 as part of the OPtiMa cost savings initiative through a combination of operational excellence, reduction of interest expense, and effective tax rate.

These actions, along with dedication and talent of the Company's worldwide staff, allowed IGT to experience an accelerated recovery from the COVID-19 pandemic lows, and to be best positioned to pursue strong growth and expanded cash generation going forward.

The key growth drivers in IGT's portfolio are:

- Global Lottery: Sustained and accelerated growth due to structural changes in consumer playing preferences as well as accelerated pace of government adoption of the digital channel;
- Global Gaming: Strong recovery trajectory from pandemic lows coupled with margin expansion (cost efficiencies) and product development initiatives (e.g. cashless, multi-level progressive games) are expected to deliver revenue and profit growth;
- Digital & Betting: Double-digit growth due to a favorable regulatory environment in North America, an accelerated change in players preferences, and strong content and customer leadership. The change in player preference is expected to be structural as supported by early data in key U.S. jurisdictions like Michigan and New Jersey where iGaming has continued to grow or stabilize as casinos reopened and other forms of entertainment became available; and
- Player-centric innovation: Focus of innovation is on improving player's experience by removing sources of friction and enhancing playing opportunities. For example, our best-in-class cashless system creates a seamless experience for players, allowing our customers to improve understanding of player needs and drive omnichannel engagement and loyalty.

IGT's addressable market is large and growing. Historically, the attractive secular trends in IGT's industry were driven by player's demand and by governments' desire to expand regulation to fund good causes and support fiscal policies. More recently, the pace of evolution of the global gaming

Annual Report and Accounts 2021

Page | 10

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Strategic Report

employees who worked for the Company at June 30, 2020 and who were not covered by existing incentive compensation plans, and stock-based compensation expense related to awards granted in 2020. In addition, the Company experienced a $16 million increase in outside services and decreases of $13 million and $5 million in bad debt expense and lease expense, respectively.

Research and development

Research and development for the year ended December 31, 2021 increased $48 million, or 25%, to $238 million from $190 million for the prior corresponding period. This was primarily attributable to a $29 million increase in variable compensation related to the reinstatement of incentive compensation plans that were cancelled in 2020 and discretionary bonuses that were paid during the fourth quarter of 2021 to current employees who worked for the Company at June 30, 2020 and who were not covered by existing incentive compensation plans in Global Gaming, Global Lottery, and Digital & Betting of $16 million, $9 million, and $4 million, respectively. Additionally, as anticipated as part of the 2020 restructuring plan consolidating our global technology organization, Global Gaming experienced a $9 million increase in outside services related to casino systems development and the continued growth in Digital & Betting resulted in a $5 million increase in employee payroll and benefits.

Restructuring

Restructuring for the year ended December 31, 2021 decreased $39 million, or 87%, to $6 million from $45 million for the prior corresponding period. This decrease was primarily due to management initiating restructuring plans in 2020 to achieve long-term structural cost savings by simplifying our organizational structure, optimizing our global supply chain, and consolidating our global technology organization.

Goodwill impairment

There were no goodwill impairments for the year ended December 31, 2021. Goodwill impairment was $296 million for the year ended December 31, 2020. During the first quarter of 2020, we determined there was an interim goodwill triggering event caused by COVID-19. Based principally on management's financial projections, which included the estimated impact of COVID-19, we recorded $193 million and $103 million non-cash impairment losses within the former International and North America Gaming and Interactive cash-generating units, respectively, to reduce the carrying amount of these cash-generating units to fair value.

Non-operating expenses

Interest expense, net

Interest expense, net for the year ended December 31, 2021 decreased $86 million, or 20%, to $344 million from $429 million for the prior corresponding period. This decrease was primarily due to the Company maintaining a lower average aggregate outstanding principal balance of our Senior Secured Notes compared to the prior corresponding period, as well as reductions in the average cost of debt primarily due to the refinancing activity executed in the first half of 2021.

Foreign exchange (gain) loss, net

Foreign exchange gain, net for the year ended December 31, 2021 was $66 million, compared to foreign exchange loss, net of $310 million for the prior corresponding period. Foreign exchange movements are principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt.

Other expense

Other expense for the year ended December 31, 2021 increased $71 million, or 59%, to $192 million from $120 million for the prior corresponding period. The increase was primarily related to the premium paid on the full redemption of the 4.750% Senior Secured Euro Notes due February 2023, through the exercise of the make-whole call option.

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Strategic Report

Provision for income taxes

Provision for income taxes for the year ended December 31, 2021 increased $254 million to $276 million from $22 million for the prior corresponding period. The increase was primarily due to the level of pre-tax income and increases in our valuation allowances related to our business interest expense limitation carryforward.

Income from discontinued operations, net of tax

Income from discontinued operations, net of tax for the year ended December 31, 2021 decreased $12 million, or 33%, to $24 million from $36 million for the prior corresponding period. Discontinued operations reflects the operating activities of our Italian B2C gaming machine, sports betting, and digital gaming businesses through the date of the sale in the second quarter of 2021. Refer to "Notes to the Consolidated Financial Statements—3. Discontinued Operations and Assets Held for Sale" for further information.

Gain on sale of discontinued operations, net of tax

During the second quarter of 2021, the Company recorded a $390 million gain, net of tax, upon the completion of the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses. Refer to "Notes to the Consolidated Financial Statements—Note 3. Discontinued Operations and Assets Held for Sale" included in Item 18. "Financial Statements".

Segment Revenues and Key Performance Indicators

Global Lottery

	For the year ended December 31,		Change	
($ in millions)	**2021**	**2020**	**$**	**%**
Service revenue				
Operating and facilities management contracts	2,357	1,744	613	35
Systems, software, and other	327	299	28	10
	2,684	2,043	641	32
Product sales				
Lottery products	123	121	1	1
	123	121	1	1
Global Lottery segment revenue	2,806	2,164	642	30

	For the year ended December 31,	
(% on a constant-currency basis)	**2021**	**2020**
Global same-store sales growth (%)		
Instant ticket & draw games	18.1 %	1.6 %
Multi-jurisdiction jackpots	46.4 %	(17.0)%
Total	20.1 %	0.1 %
North America & Rest of world same-store sales growth (%)		
Instant ticket & draw games	12.7 %	7.3 %
Multi-jurisdiction jackpots	46.4 %	(17.0)%
Total	15.6 %	4.7 %
Italy same-store sales growth (%)		
Instant ticket & draw games	38.9 %	(16.1)%

Annual Report and Accounts 2021

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Strategic Report

Operating and facilities management contracts

Service revenue from Operating and facilities management contracts increased $613 million, or 35%, to $2.4 billion from $1.7 billion for the prior corresponding period. This increase was primarily the result of a $467 million increase in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced a 20.1% increase in global same-store sales in the aggregate. Italy same-store sales grew 38.9%, as revenues in the prior corresponding period were lower, primarily due to the temporary COVID-19 induced suspension of retail lottery sales and a shift in consumer discretionary spending to lottery in lieu of other forms of entertainment due to social distancing restrictions imposed. North America and Rest of world experienced a 15.6% increase in same-store sales, primarily as a result of increased instant and draw-based growth and higher jackpots from multi-state lotteries in North America, as well as a shift in consumer discretionary spending to lottery products. Same-store sales also experienced increases over the prior corresponding period due to the timing of the COVID-19 outbreak in the middle of March 2020. Additionally, there was a $94 million increase in lottery management agreement revenues, primarily attributable to contractual incentives earned and expected to be earned related to higher than forecasted sales in the first half of fiscal year 2021 and continued expectations of earning an incentive in fiscal year 2022 due to performance during the second half of 2021. In the prior calendar year, the segment paid a penalty due to shortfalls in performance during our customer's fiscal year 2020 and forecasted the incurrence of net penalties during our customer's fiscal year 2021. Finally, there was a $42 million increase associated with retailer support services in Italy and a $31 million decrease in anticipated payments to ADM related to underutilized marketing funds.

Systems, software, and other

Service revenue from Systems, software, and other increased $29 million, or 10%, to $327 million from $299 million for the prior corresponding period. This increase was primarily the result of a $29 million increase from our Italian commercial service offerings due to increased volumes.

Lottery products

Lottery products revenue remained relatively consistent with the prior corresponding period.

Global Gaming

	For the year ended December 31,		Change	
($ in millions, except yields)	**2021**	**2020**	**$**	**%**
Service revenue				
Gaming terminal services	424	295	129	44
Systems, software, and other	205	187	18	10
	628	483	147	30
Product sales				
Gaming terminals	339	205	134	65
Gaming other	143	148	(6)	(4)
	482	354	128	36
Global Gaming segment revenue	1,110	837	275	32

	For the year ended December 31,		Change	
	2021	**2020**	**Units / $**	**%**
Installed base units				
Total installed base units	48,849	49,300	(451)	(0.9)
Total yields[(1)]	$27.11	$18.06	$9.05	50.1
Global machine units sold				
Total machine units sold	23,807	14,662	9,145	62.4

(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location.

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Strategic Report

Gaming terminal services

Service revenue from Gaming terminal services increased $126 million, or 42%, to $424 million from $295 million for the prior corresponding period. This increase was primarily driven by a 40% increase in average active installed base units during the year as social distancing restrictions were lifted and more units became available to players. These restrictions included the shutdown of most casinos and gaming halls beginning in the first quarter of 2020, and upon re-opening, the removal or powering down of a portion of gaming machines from casino floors to maintain social distancing.

Systems, software, and other

Service revenue from Systems, software, and other increased $17 million, or 9%, to $205 million from $187 million for the prior corresponding period. This increase was primarily due to an $17 million increase in system and software revenue, principally related to the increase in active poker machines that were previously inactive in the prior corresponding period resulting from COVID-19 social distancing requirements.

Gaming terminals

Product sales from Gaming terminals increased $134 million, or 65%, to $339 million from $205 million for the prior corresponding period. This increase was primarily associated with an increase of 9,145 in machine units sold, primarily driven by replacement machine units in the United States and Canada. The increase in these units was primarily the result of the segment's recovery and casino operators returning to more moderate levels of investments.

Gaming other

Product sales from Gaming other decreased $6 million, or 4%, to $143 million from $148 million for the prior corresponding period, primarily related to $28 million of strategic leases recognized as sale-type leases in the prior corresponding period and a $25 million reduction in the sale of amusement with prize ("AWP") kits in Italy. AWP kits are used in typically low-denomination gaming machines installed in retail outlets. These decreases were partially offset by a $25 million recovery in systems, game conversion, and parts sales as casinos reopened and an increase of $21 million in poker site licenses.

Digital & Betting

	For the year ended December 31,		Change	
($ in millions)	**2021**	**2020**	**$**	**%**
Segment revenue				
Digital and betting services	163	114	50	44
Product sales	1	1	1	55
Digital & Betting segment revenue	165	115	50	44

Digital and betting services

Digital and betting services revenue for the year ended December 31, 2021 increased $50 million, or 44%, to $163 million from $114 million for the prior corresponding period. This increase was principally related to expanding markets under our iGaming solutions, as well as increased same-store sales in sports betting due to an expanded customer base.

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Segment Operating Results

Global Lottery

($ in millions)	For the year ended December 31,		Change	
	2021	2020	$ / Basis Points ("bps")	%
Gross margin				
Service	1,359	852	507	60
% of service revenue	*51 %*	*42 %*	*900 bps*	
Product	34	48	(14)	(29)
% of product sales	*28 %*	*40 %*	*(1200) bps*	
Operating income	1,085	644	441	68
Operating margin	*38.7 %*	*29.8 %*	*900 bps*	

Gross margin - Service

Gross margin on service revenue increased from 42% for the year ended December 31, 2020 to 51% for the year ended December 31, 2021 driven by higher sales and increased operating leverage.

Gross margin - Product

Gross margin on product sales decreased from 40% for the year ended December 31, 2020 to 28% for the year ended December 31, 2021, principally due to decreased software license revenues which have higher gross margin percentages than other product offerings.

Operating margin

Segment operating margin increased from 29.8% for the year ended December 31, 2020 to 38.7% for the year ended December 31, 2021. This increase is primarily the result of the 30% increase in the segment's revenues. As the Global Lottery segment has a high percentage of fixed-costs, operating leverage increases as sales increase.

Global Gaming

($ in millions)	For the year ended December 31,		Change	
	2021	2020	$ / bps	%
Gross margin				
Service	312	150	162	108
% of service revenue	*50 %*	*31 %*	*1900 bps*	
Product	200	91	109	120
% of product sales	*42 %*	*26 %*	*1600 bps*	
Operating income (loss)	44	(209)	253	(121)
Operating margin	*3.9 %*	*(24.8)%*	*2870 bps*	

Gross margin - Service

Gross margin on service revenue increased from 31% for the year ended December 31, 2020 to 50% for the year ended December 31, 2021 primarily resulting from disciplined cost management, benefits from costs savings initiatives, and increased operating leverage.

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Gross margin - Product

Gross margin on product sales increased from 26% for the year ended December 31, 2020 to 42% for the year ended December 31, 2021 principally as a result of a decrease in inventory obsolescence reserves as well as favorable product mix.

Operating margin

Segment operating margin increased from (24.8)% for the year ended December 31, 2020 to 3.9% for the year ended December 31, 2021 primarily due to an increase in revenues of 32% resulting from the segment's continuing recovery from the effects of COVID-19, disciplined cost management and benefits from costs saving initiatives, along with increased operating leverage as the business continues to return to pre-pandemic scale.

Digital & Betting

	For the year ended December 31,		Change	
($ in millions)	**2021**	**2020**	**$ / bps**	**%**
Gross margin				
Service	104	63	41	65
% of service revenue	*64 %*	*56 %*	*800 bps*	
Product	1	—	—	115
% of product sales	*44 %*	*32 %*	*1200 bps*	
Operating income	33	7	27	> 200.0
Operating margin	*20.0 %*	*5.5 %*	*1448 bps*	

Gross margin - Service

Gross margin on service revenue increased from 56% for the year ended December 31, 2020 to 64% for the year ended December 31, 2021 driven by higher revenues and increased operating leverage.

Operating margin

Segment operating margin increased from 5.5% for the year ended December 31, 2020 to 20.0% for the year ended December 31, 2021 due to a $50 million increase in revenues primarily from iGaming driven by entering new markets and expanding the existing customer base in existing markets in North America. Operating margin also benefited from increased operating leverage which was partially mitigated by increased labor costs and marketing activities.

Liquidity

The Company's business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due July 2024. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months from the date of issuance of these consolidated financial statements.

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The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At December 31, 2021 and 2020, the Company's total available liquidity was as follows:

	December 31,	
($ in millions)	**2021**	**2020**
Revolving Credit Facilities due July 2024	1,737	1,817
Cash and cash equivalents	591	907
Total Liquidity	2,327	2,724

The Revolving Credit Facilities due July 2024 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company's liquidity or capital resources.

The Company completed multiple debt transactions in 2021 and 2020. Refer to the "Notes to the Consolidated Financial Statements—15. Debt" for further discussion of these transactions as well as information regarding the Company's other debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At December 31, 2021 and 2020, approximately 18% and 23% of the Company's net debt portfolio was exposed to interest rate fluctuations, respectively. The Company's exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities due January 2027.

The following table summarizes the Company's USD equivalent cash balances by currency:

	December 31, 2021		December 31, 2020	
($ in millions)	**$**	**%**	**$**	**%**
Euros	362	61	660	73
U.S. dollars	88	15	135	15
Other currencies	141	24	113	12
Total Cash	591	100	907	100

The Company holds an immaterial amount of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company's review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at years ended December 31, 2021 and 2020.

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Cash Flow Summary

The following table summarizes the statements of cash flows. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein.

($ in millions)	For the year ended December 31, 2021	2020	Change $	%
Net cash provided by operating activities from continuing operations	1,017	668	349	52
Net cash used in investing activities from continuing operations	(216)	(228)	12	(5)
Net cash used in financing activities	(1,948)	(493)	(1,455)	> 200.0
Net cash flows of continuing operations	(1,147)	(53)		
Net cash (used in) provided by operating activities from discontinued operations	(28)	278	(306)	(110)
Net cash provided by (used in) investing activities from discontinued operations	873	(35)	908	> 200.0
Net cash flows from discontinued operations	845	243		

Analysis of Cash Flows

Net Cash Provided by Operating Activities from Continuing Operations

During the year ended December 31, 2021, the Company generated $1.0 billion of net cash provided by operating activities of continuing operations, an increase of $349 million from the prior corresponding period. This increase was principally attributed to an increase in operating income of $1.0 billion.

Non-cash adjustments to net income for the year ended December 31, 2021 were $1.0 billion, compared to $1.5 billion for the prior corresponding period. The principal drivers of the decrease in non-cash adjustments were related to a $296 million goodwill impairment incurred in the prior period, a decrease in foreign exchange of $376 million, and decreases in depreciation and amortization of $46 million in the aggregate for the year ended December 31, 2021. These decreases were partially offset by a $125 million increase in deferred income taxes, a $53 million increase in loss on the extinguishment of debt, and a $43 million increase in stock-based compensation.

Changes in operating assets and liabilities for the year ended December 31, 2021 decreased $325 million from $158 million in the prior corresponding period.

Net Cash Used in Investing Activities from Continuing Operations

During the year ended December 31, 2021, the Company used $216 million of net cash for investing activities, a decrease of $12 million from the prior corresponding period. The decrease in net cash used in investing activities included a $16 million reduction in capital expenditures and a $16 million reduction in other investing activities, partially offset by a $12 million increase in proceeds from the sale of assets.

Net Cash Used in Financing Activities

During the year ended December 31, 2021, the Company used $1.9 billion of net cash for financing activities, an increase of $1.5 billion from the prior corresponding period.

During 2021, cash flows used in financing activities primarily included principal payments of long-term debt of $2.8 billion, $127 million in return of capital to non-controlling interests, dividends paid to non-controlling interests of $91 million, $85 million of payments in connection with the early extinguishment of debt, net payments of financial liabilities of $50 million, repurchases of ordinary shares of $41 million, and dividends paid to shareholders of $41 million. These cash outflows were partially offset by proceeds from long-term debt of $1.3 billion and net proceeds from short-term borrowings of $51 million.

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During 2020, cash flows used in financing activities primarily included principal payments on long-term debt of $988 million, dividends paid to non-controlling interests of $136 million, dividends paid to shareholders of $41 million, and return of $32 million of capital to non-controlling shareholders. These cash outflows were partially offset by proceeds from long-term debt of $750 million and net receipts from financial liabilities of $67 million.

Net cash flows from discontinued operations

Net cash used in operating activities from discontinued operations was $28 million compared to net cash provided by operating activities from discontinued operations of $278 million for the prior corresponding period. Cash flows from operations from discontinued operations reflects the operating activities of our Italian B2C gaming machine, sports betting, and digital gaming businesses.

During the year ended December 31, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses. At closing, the Company received net cash proceeds of $748 million and had receivables of €100 million and €125 million due December 31, 2021 and September 30, 2022, respectively. The Company received the payment due December 31, 2021 on August 5, 2021. Refer to "Notes to the Consolidated Financial Statements—Note 3. Discontinued Operations and Assets Held for Sale" for further discussion.

Non-financial measures

Non-financial measures have a useful role alongside financial measures to inform decision making and to evaluate the Company's performance. Refer to the Strategic Report and the Directors' Report for further information on non-financial measures.

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SUSTAINABILITY

IGT's commitment to sustainability represents the Company's long-term ambition to serve the global gaming market according to disciplined ethical and integrity principles. As a global leader in gaming, IGT is committed to responsible and sustainable practices that encompass a broad spectrum of sustainability initiatives, from the Company's energy use to wider environmental and human rights issues, to the implementation of policies and strategic initiatives such as establishing the Supplier Code of Conduct and the publication and adoption of the Human Rights Policy Statement.

The Company's global sustainability strategy is centered on four key priorities:

- Valuing and Protecting Our People: The organizational climate of a business is how employees at all levels perceive the workplace environment. Many factors can contribute to an employee's perception, and IGT strives to develop initiatives and programs that support a positive organizational climate. This is evidenced through a variety of initiatives to support this pillar in daily work life including IGT's employee Diversity and Inclusion Groups.
- Advancing Responsibility: IGT maintains certifications in responsible gaming through both the Global Gaming Guidance Group and World Lottery Association. Responsible gaming capabilities and features are part of our core products, and we are positioned to assist customers achieve their responsible gaming goals.
- Supporting Our Communities: IGT supports the community through corporate and employee-driven programs. The flagship After School Advantage program is designed to bring technology and skill development in STEAM (Science, Technology, Engineering, the Arts and Mathematics) education to youth. Since 1999, IGT has placed over 340 digital learning centers. IGT also supports communities financially through a charitable giving program that aligns with IGT's Sustainable Development Goals ("SDGs"). Employee programs support the unique passions of employees and promote volunteerism.
- Fostering Sustainable Operations: IGT's commitment to sustainability represents the Company's long-term ambition to serve the global gaming market according to the highest level of ethical and integrity principles. IGT has also committed to continually working to increase its ESG performance. For example, IGT's instant ticket printing facility in Lakeland (Florida) has been acknowledged for its commitment to developing sustainable solutions that reduce the environmental impact of printing while improving workers' health and safety.

The Company is invested in creating a path to sustainability that is inspired by its five fundamental corporate values - Responsible, Authentic, Pioneering, Collaborative, and Passionate. The Company's commitment complies with high standards of integrity and ethical conduct, diversity and inclusion, and professional development.

IGT's ongoing pledge to sustainable growth within the gaming industry includes the guiding principles set forth by the 2030 United Nations ("UN") Agenda for Sustainable Development and its 17 SDGs. Based on its business activities and its sustainability priorities, IGT has identified nine SDGs as key areas of focus: no poverty, good health and well-being, quality education, gender equality, affordable and clean energy, decent work and economic growth, industry innovation and infrastructure, reduced inequalities, and climate action.

In addition, IGT has joined the United Nations Global Compact ("UN Global Compact"), the largest corporate responsibility initiative in the world for the development, implementation, and disclosure of responsible corporate policies and practices.

As part of its sustainability governance, IGT established a Sustainability Steering Committee ("SSC") in 2021, made of representatives of several corporate functions, which also focuses upon carrying out programs and initiatives that contribute to the Company's sustainability strategy. Among the objectives pursued, the SSC is aiming to establish a long-term vision and related objectives on sustainability, fostering a consistent sustainability approach across all regions and businesses, and increasing communication on sustainability practices by sharing best practices at global and local level. The SSC is responsible for the assessment and approval of a global sustainability plan consistent with business priorities, thus ensuring the allocation of appropriate resources.

ESG factors affect the evaluation process of the Company according to the degree of sustainability integrated into the business. Given that ESG data are essentially qualitative factors, thus intangible, non-financial and not readily quantifiable in monetary terms, one of the main issues related to ESG rating is disclosure. IGT has continually committed to improving the quality of information disclosed about the conduct of its business.

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Community

IGT is a global leader in one of the most regulated industries. With operations in more than 100 countries, there are recognizable differences related not only to laws and regulations, but cultural and social attitudes. Through a solid commitment to sustainability, IGT strives to be a responsible partner for local and international authorities, customers, and players in markets and jurisdictions where the Company operates.

IGT is determined to have a positive impact on the communities in which the Company operates through corporate and employee-driven community programs. Community sponsorships are managed through an online giving portal that allows any non-profit organization to request funding or sponsorship. Community requests are reviewed by IGT's Social Impact Committee to ensure that the organization and its mission align with IGT's adopted SDGs. In 2021, IGT continued to support organizations that align with the SDGs of no poverty and good health and wellbeing. IGT also continued supporting the corporate-driven After School Advantage program while adapting to health and safety protocols.

IGT has a corporate-driven Community Ambassador program that fosters community efforts on the local site level. It is through the Community Ambassador program that the Company traditionally celebrates the Global Food Collection Challenge, the Global Giving Week, and the Global Book Collection. With these local efforts, local sites donate or volunteer to causes within their communities. Given the pandemic restrictions, the Community Ambassadors have shifted to virtual and contactless efforts. Globally, a Virtual Volunteering Event was held in place of Global Giving Week.

IGT's employee-driven programs provide employees the opportunity to give back to their local communities by giving their time, talent, or money.

Responsible gaming

Being part of a community at large also means placing a focus on player protection and engaging with key stakeholders for a well-rounded responsible gaming program. IGT maintains close relationships with customers, gaming regulators, and researchers to further its support of player protection. IGT also works closely with advocacy and research groups who promote tools to prevent problem gambling, support responsible gaming organizations, and work to prevent underage gambling.

IGT's commitment to responsible gaming starts with its own people and is woven into the fabric of product development, services, programs, and policies. IGT ensures that employees at all levels and responsibilities are trained to support and promote responsible gaming in their daily activities, with additional in-depth courses for employees in specific roles such as game designers and contact center associates. All products, games, systems, and portals include advanced responsible gaming tools that help safeguard players' interests and address regulators' concerns. Supporting this commitment to responsible gaming, IGT published a comprehensive Responsible Gaming Policy for all employees. The policy establishes a governance structure for responsible gaming strategy that includes the development of topic-focused working groups that will convene as topics arise and a specific outcome is identified. The Responsible Gaming Policy also addresses employee gambling and establishes a local helpline database for employees who may have concerns about problem gambling for themselves or loved ones.

The certifications awarded to IGT by respected gaming industry associations worldwide are a testament to IGT's commitment to responsible gaming. IGT was the first lottery vendor to receive the World Lottery Association's Responsible Gaming Standards for Associate Members, covering IGT's lottery operations and was re-certified in 2021. IGT received G4 (Global Gambling Guidance Group) responsible gaming certification in 2017 and in 2019 for its land-based casino operations and digital services, respectively, making it the first supplier to be certified across both operations. In 2020, G4 re-certified IGT for both operations simultaneously and the next re-certification is expected in March 2022. These certifications require renewal on a regular basis. Therefore, IGT continuously improves its responsible gaming programming to fulfil recertification requirements.

These efforts have been rewarded by the following recognitions:

- Jade Luchauer, IGT Senior Manager Global Sustainability, won the "Outstanding Individual Contribution to Responsible Gaming" award in the Global Regulatory Awards 2021. The independently judged, annual awards program is coordinated by Gambling Compliance and is designed to recognize and reward individuals and teams who work tirelessly to set new standards in compliance and responsibility across the global gambling industry; and
- IGT's lottery operations, including iLottery, have been recertified by the World Lottery Association ("WLA") for WLA's Corporate Social Responsibility Standards and Responsible Gaming Framework for Suppliers.

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Human rights

As a global leader in the gaming industry, IGT is committed to supporting and cooperating with international institutions and authorities to promote corporate actions that advance societal goals. By joining the UN Global Compact network, IGT strengthens its commitment to human rights principles derived from international conventions such as the International Bill of Human Rights including the UN Universal Declaration of Human Rights and the fundamental Conventions of the International Labour Organization ("ILO").

The first two principles of the UN Global Compact are directly related to human rights and they respectively state that businesses should first, support and respect the protection of internationally proclaimed human rights and second, ensure that they are not complicit in human rights abuses. IGT identifies these two principles as a major guide for its action towards human rights protection and promotion; nonetheless, in line with the third principle - relating to labor principles - which states that businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining, IGT recognizes the value of using dialogue and negotiation to achieve positive outcomes in employment practices. The Company abides by non-discriminatory policies and procedures with respect to trade unions, union memberships, and their activities. IGT provides workers' representatives with appropriate services to assist in the development of effective collective agreements. IGT is involved in collective bargaining in different countries, is committed to accommodating specific local laws and regulations, and providing the tools needed for union representatives to perform their duties.

As previously mentioned, in order to develop specific targets and initiatives to achieve the SDGs, in 2018 IGT began an ongoing process that involved seven working groups composed of different IGT departments. Among them, four working groups are focused, from an internal IGT point of view, on promoting measures to fight all forms of discrimination, fostering a productive employment environment, guaranteeing fair and favorable working conditions, raising awareness about human rights practices and supporting vulnerable groups' rights. Specifically, the Respect for Human Rights working group is committed to protecting human rights within the Company boundaries, thus minimizing the risk of human rights violation. The aforementioned working group finalized IGT's Human Rights Policy Statement, published at the end of 2021, which contains information about commitment, responsibilities, and behaviors in relation to human rights, required from all employees, directors, officers, and consultants, and expected from third parties, agents or representatives who deal with or act on behalf of IGT and its controlled affiliates. Through the Human Rights Policy Statement, IGT recognizes its role as a global organization and its responsibility for promoting human dignity.

From an external perspective, the Sustainable Procurement working group focuses on the protection of human rights and the environment along the entire supply chain of the organization. In 2019, the aforementioned working group developed IGT's Supplier Code of Conduct and defined criteria to distribute it to its suppliers. The Supplier Code of Conduct includes requirements related to business ethics and regulatory compliance, human rights and labor practices, environmental regulations and protection, responsible mineral sourcing, health and safety, and confidential and proprietary information. Suppliers are required to promptly inform IGT of any potential violation of the code. In the event of an actual violation, IGT and the concerned supplier will develop a remediation plan. The code has been sent to selected existing suppliers and it forms part of the on-boarding process for new suppliers. During 2021, the Sustainable Procurement working group proceeded with the mapping of IGT suppliers, the first phase of a process designed to integrate sustainability criteria, including respect for human rights, into global supplier evaluations.

The working groups cooperate to guarantee that there is a clear, aligned and consistent connection between the Company's existing commitments, policies and actions, and the topic of human rights, also considering the best practices available on a global scale.

IGT has a zero-tolerance approach to modern slavery, and is committed to implementing and enforcing initiatives to reduce the risk of modern slavery and human rights violations in the Company businesses and its supply chain. IGT's Code of Conduct serves as a guide to the moral, legal, and ethical standards expected of employees and suppliers when doing business with IGT, and it sets parameters for acceptable behaviors of employees when liaising with suppliers.

Responsibilities for health and safety are shared. IGT is committed to providing, maintaining and promoting a safe, healthy and productive work environment for all employees and ensuring compliance with all applicable environmental health and safety regulations. IGT's Safe and Healthy Work Environment policy covers topics such as workplace violence, illegal drug and alcohol use, tobacco use, fitness for duty and additionally covers the actions

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that should be taken if someone needs to report a violation.

Environment

As part of the Company's approach to sustainability, IGT is committed to ensuring that its operations interact with the environment in a socially responsible manner in order to reduce any environmental impact. The Company's activities are primarily related to office work, encompassing software implementation, R&D, and administrative work. The Company's largest offices are in Providence (Rhode Island), Reno (Nevada), Las Vegas (Nevada) and Rome (Italy). IGT's industrial activities are related to its printing processes, which take place in Lakeland (Florida) and in Tito Scalo (Italy), and assembling, which primarily occurs in Reno (Nevada). Among the seven working groups mentioned above, during 2021, IGT activated the Environmental Care working group which is responsible for supervising IGT's efforts to fight climate change through the improvement of operations efficiency, the mitigation of pollution generated by air emissions and use of hazardous chemicals, and the more efficient use of natural resources. Within this working group, a specific Task Force on Carbon Neutrality was also created in order to develop the Carbon Neutrality Project, starting with the full (Scope I, II and III) GHG inventory calculation and the Science Based Target Initiative (SBTi) commitment, formalized through the submission of the Science Based Target Commitment Letter in December 2021.

IGT is committed to improving its environmental performance by implementing Environmental Management Systems certified according to the ISO 14001 Standard and these are in place in its Lakeland, Rome and Reno sites. Moreover, since 2011, the Company has implemented an ISO 50001 certified Energy Management System for the Rome site. In addition, the Reno facility has a Green Globes Certification (equivalent to the previous LEED gold certification awarded by the United States Green Building Council in 2015).

Effective and reliable monitoring allows IGT to assess its progress with respect to reaching its environmental commitments. Over the years, the Company has gradually improved its monitoring activities related to energy consumption and GHG emissions data through an internal web-based tool aimed at collecting environmental data on a business-site basis. In 2021, the latter was replaced by a third-party tool, in an effort to make the data collection process smoother and increasingly user-friendly. The Scope I and II GHG emissions data presented in this report contains the energy consumption and emissions data resulting from the Company's activities as evidenced by the data collection process.

During the time period covered by this Annual Report and Accounts, the Company has been committed to reducing the environmental impact of IGT's facilities around the world. The initiatives carried out have primarily involved the replacement of old lighting systems and energy efficiency of heating, ventilation and air conditioning systems. Among them:

- The Tito Scalo site (PCC, Italy) has continued the replacement of the old lighting systems with Light Emitting Diode ("LED") installations. In 2021, LED electrical power for illumination was equal to 22%, allowing an annual energy saving of 14,400 kWh.
- The Reno site (Nevada) performed activities aimed at increasing the efficiency of heating, ventilation and air conditioning (HVAC) systems. Moreover, there was a drop in utilities usage due to the outsourcing of some operations to third parties, which led to an annual energy saving of 301,853 kWh.
- In 2021, the renovation of Campo Boario 56 site (Rome, Italy) involved the replacement of the old lighting system with LED installations, a process that will continue in 2022. Moreover, the closure of Campo Boario 19 site (Rome, Italy) in 2021 led to a reduction in water, electricity and gas consumption.
- An Anilox Cleaning system was installed at the Lakeland site (Florida) in 2021 for a more efficient washing of printing machines. Specifically, this system allows cleaning of the printing rollers through laser technology, thus reducing the detergent need in the cleaning process. The installation of such new equipment has led to an annual energy saving equal to 676,900 kWh and to the elimination of 52,491 gallons of wastewater from the main stream. The installation of a second Anilox Cleaning system, which is expected to result in annual energy savings of 371,640 kWh, has already been planned for 2022.

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Energy Consumption and Greenhouse Gas

Global GHG emissions and energy use data	For the year ended December 31, 2021[(1)]		For the year ended December 31, 2020[(2)]	
	UK and offshore	**Global (excluding UK and offshore)**	**UK and offshore**	**Global (excluding UK and offshore)**
Combustion of fuel and operation of facilities - Scope I emissions (tCO2e)[(3)(5)]	72	31,989	59	28,216
Electricity, heat, steam and cooling purchased for own use - Scope II emissions (tCO2e)[(4)(5)]	101	33,355	59	36,662
Total gross Scope I and Scope II emissions (tCO2e)[(5)]	**173**	**65,344**	**118**	**64,878**
Energy consumption used to calculate above emissions (kWh)[(6)]	765,606	204,956,290	530,322	196,310,361

(1) Data related to the GHG emissions for 2021 could be updated based on data that will be available after the publication of this Annual Report and Accounts. The updated data will be published in the IGT Sustainability Report 2021.

(2) 2020 GHG emissions data have been aligned to the data published in the IGT Sustainability Report 2020.

(3) Scope I: fuel consumption (including natural gas; diesel, propane and liquified petroleum gas ("LPG") consumption for generators; diesel, gasoline and LPG for vehicles such as company cars, small trucks or forklifts) and fugitive emissions of refrigerants.

Ton CO2eq = data (fuel consumption or refrigerants refill) * Emission Factor.

Data for the most energy intensive sites were mainly collected from invoices. In addition, in order to calculate Scope I GHG emissions with reference to 100% of IGT active locations, 2021 data for the remaining offices were estimated based on the best methodologies available.

(4) Scope II: electricity consumption only.

Ton CO2eq = kWh * Emission Factor.

The ratio of the annual emissions associated with the Company's activities based on the quantity of tonnage per thousand dollars is equal to 0.016 in 2021. In 2020, the same ratio was equal to 0.021 (Scope I and Scope II divided by total revenues in U.S. thousand dollars).

Data for the most energy intensive sites were mainly collected from invoices. In addition, in order to estimate Scope II GHG emissions with reference to 100% of active IGT locations, 2021 data for the remaining offices have been estimated based on the best methodologies available.

(5) The slight increase in CO2eq Scope I and Scope II emissions is mainly due to the alleviation of the effects of the COVID-19 pandemic and to the resumption of most activities at full capacity. With reference to Scope II emissions only, the decrease is mainly due to a perimeter change (i.e. sale of the Italian B2C gaming machine, sports betting, and digital gaming businesses).

The methodology used is based on voluntary and mandatory GHG reporting guidance issued by the Department for Environment, Food and Rural Affairs ("DEFRA"). For GHG emissions related to electricity, we have used the emission factors issued by the International Energy Agency (IEA, 2018), except for U.S. states for which we used state-based U.S. Environmental Protection Agency ("EPA") emission factors, and from Italy, for which we used the ISPRA (Department for the Geological Service of Italy) emission factors. For countries for which the IEA emission factors were not available, we used the Institute for Global Environmental Strategies ("IGES") emission factors.

For GHG emissions related to fuels consumption and refrigerant gas refills, we used the emission factors from the DEFRA (2021) and the EPA.

(6) For fuel and operations energy consumption, we have used DEFRA protocol conversion factors in order to obtain data expressed in kWh.

Employee

Diversity and Inclusion; Equal employment

At IGT, diversity and inclusion are critical to who we are. IGT is actively engaged in building and sustaining a diverse and inclusive company that anticipates and meets the needs of the global customer base and the evolving demographics of the communities where our employees and customers are located. In 2018, the Company established the Office of Diversity and Inclusion which is responsible for implementing the Company's Global Strategic Plan for Diversity and Inclusion.

In 2019, the Company formally launched its Diversity and Inclusion Groups ("DIGs"). DIGs are employee networks structured around dimensions of diversity and are open to all employees. DIGs provide engagement and development opportunities, help develop awareness of the unique issues faced by employees, and promote inclusion at every level of the Company. By 2021, the Company launched seven DIGs with twelve chapters worldwide, including groups for women, black employees; military veterans; persons with disabilities; employees who are 50 years of age and above; lesbian, gay, bisexual, transgender and queer employees and their supporters; and millennials and GenZers. Over 15% of the Company's employees belong to at least one DIG and thousands more participate in programming and development opportunities hosted by our DIGs. To ensure the continued growth and expansion of our DIGs, the Company hosted a weeklong "boot camp" for DIG leaders and Company leaders who serve as Executive Sponsors to ensure the group's purpose, direction, and vision is still meaningful, reflective of the needs of members, and supported by DIG leadership. This series of workshops also prepared

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Strategic Report

group leaders for 2021 strategy and program execution.

DIGs are instrumental in addressing and articulating employee needs and concerns in response to the impact of COVID-19 on the Company's business and the work and personal lives of all employees. In recognition of Mental Health Awareness Month, our DIGs hosted a weekly speakers' series that brought professionals to IGT for conversations about mental health and wellness. IGT is also proud of its recently published Parent's Handbook, which inclusively represents all the ways a family can grow – birth, adoption, surrogacy, foster relationships and more. It also addresses infertility or the loss of a child. The idea for the Parent Guide came from a grassroots effort of members of our Women's Inclusion Network and is one of the ways our seven DIGs are positively impacting IGT.

In 2021, we also added NEXGEN, our seventh DIG which focuses on highlighting the potential of millennials and GenZers at IGT by providing a platform for all to have a voice, excite our colleagues, engage and develop talent, and play an active role in the future of IGT.

In 2021, IGT submitted its responses to the Human Rights Campaign Foundation's Corporate Equality Index, which measures LGBTQ+ equality in the workplace. In early 2022, the Company became the first gaming supplier to earn the highly respected designation of "Best Place to Work for LGBTQ+ Equality".

IGT also joined the UN Global Compact UK Network's Target Gender Equality, which provides participating companies with opportunities to deepen the implementation of the Women's Empowerment Principles in alignment with Sustainable Development Goal 5.5, which calls for equal women's representation, participation and leadership in business globally.

All the Company's employees participated in training that focused on building awareness of the Company's global policies relating to equal employment and anti-harassment and bullying. In 2021, certain hiring managers participated in training focused on mitigating bias in the hiring process and leaders, including members of the Global Diversity and Inclusion Council participated in "Fostering Diversity and Inclusion", offered through ExecOnline and the Yale University School of Management.

IGT is committed to providing equal employment opportunities for all applicants and employees on the basis of qualification. The Company will not permit discrimination on the basis of characteristics such as, race, color, religion, sex, gender, sexual orientation, gender identity or expression, pregnancy, marital status or civil partnership status, national origin, citizenship, covered veteran status, ancestry, age, physical or mental disability, medical condition, genetic information, or any other legally protected status in accordance with applicable local, state, and federal laws. To the extent reasonably possible, IGT will accommodate applicants and employees with disabilities, including those who acquire temporary or long-term disabilities during their employment with IGT. In addition, IGT may offer training and other professional development opportunities to employees with disabilities or those who become disabled during their employment.

IGT values workplace diversity and respect for all employees. As reported, the Company follows the principles set by the International Labour Organization Declaration on Fundamental Principles and Rights at Work in the member countries where the Company operates and is committed to providing a work environment where everyone is treated with fairness, dignity, and respect without discrimination.

IGT regularly updates its policies, outlining the Company's commitment to equal employment opportunities and non-discrimination, thus fostering a work environment that reflects a fair and inclusive culture that values unity and diversity. The Company enforces compliance by implementing practices to execute policies in business conduct, training employees in the application of procedures, and taking appropriate disciplinary action up to and including termination of employment for violation of the Company's policies except where prohibited by law or contrary to local collective bargaining agreements. IGT has a specific anti-harassment policy, that reflects best practices and addresses company culture, designed to set the expectations and standards of behavior required for all IGT employees.

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Gender Diversity


Directors
20%
2
80%
8
2021
27%
3
73%
8
2020
Senior Managers
22%
25
78%
89
2021
20%
25
80%
98
2020
All Employees
31%
3285
69%
7201
2021
31%
3476
69%
7572
2020

Communication

The Company maintains communication tools and channels that facilitate the distribution of information to employees. Communication outlets include email, internal social networking, a file-sharing and instant messaging platform, print materials and an internal website, OneIGT. Across platforms, information distributed to employees touches on everything from financial and economic news to organizational updates, new product launches, policies, programs and stories about individual accomplishments, among other topics. As of January 2022, OneIGT has received more than 3 million site visits since its launch in January 2020.

IGT also regularly hosts Company-wide meetings to provide employees with important information and to field employee questions. In 2021, IGT hosted dozens of these events including sessions highlighting the Company's financial performance, talent development processes, diversity and inclusion initiatives and business-specific events highlighting core facets of IGT's operations. These events featured leaders including but not limited to the CFO, the Senior Vice President of People and Transformation, the CEO of Global Lottery, the CEO of Global Gaming and the CEO of Digital & Betting. One director engaged with employees in 2021 by taking part in an International Women's Day celebration, which was broadcast to employees as a video during two live events, while the CFO engaged with employees by answering audience questions during town hall events throughout the year. The CEO engaged with employees through emails that touched on topics such as the launch of IGT's Digital & Betting business segment, the launch of IGT's annual Sustainability Report, and an announcement that thousands of employees worldwide would receive special, one-time bonuses.

Additionally, IGT intends to distribute a global employee survey in 2022 as part of a new 18-month engagement survey cycle. The survey will allow every member of IGT's workforce to express their opinions on a variety of topics.

Employee involvement in Company's performance

Historically, as part of encouraging employee involvement in the performance of the Company, IGT has offered several performance-based programs, such as a share-award program for employees at a certain level. The share award is typically conditioned on a three-year performance cycle, based on the achievement of several predetermined financial metrics. Setting these thresholds and offering this share incentive helps drive leadership accountability and shareholder alignment, which significantly impacts the overall performance of the Company. The Company also offers a short-term incentive program based on achievement of predetermined fiscal year financial results as well as individual performance against specific predetermined goals. By providing specific participant training on these programs the Company strengthens employee understanding and engagement in the targeted business performance outcomes. Further, IGT offers an employee recognition program, Spotlight, that provides monetary and non-monetary awards for noteworthy employee contributions.

Due to the challenges experienced in 2020, the Company suspended the short-term incentive and Spotlight programs until 2021 and, instead approved a one-time award of restricted share units, for which vesting is based on continued service through the vesting dates, to certain employees in leadership positions, given the challenge of establishing long-term performance metrics during such time of uncertainty. The Company reinstated performance-based programs for employees in 2021, including the short-term incentive program, and performance-based share awards, and our recognition program, consistent with historical practice.

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Strategic Report

SECTION 172 STATEMENT

The Directors are accountable to shareholders and, in accordance with section 172 of the CA 2006, must act in a way that is likely to promote the success of the Company for the benefit of its members as a whole. In doing so, the Directors must have regard, amongst other matters, to (a) the likely consequences of any decision in the long-term; (b) the interests of the Company's employees; (c) the need to foster the Company's business relationships with suppliers, customers and others; (d) the desirability of the Company maintaining a reputation for high standards of business conduct; and (e) the need to act fairly as between members of the Company, consistent with the Company's core and sustainable business objectives.

The Board has broad responsibilities to establish the Company's organizational structure, strategy, and risk profile to pursue longer-term value creation and business growth of the Company whilst honoring commitments to stakeholders. To this end, the Board holds an annual strategy session with management present to review and discuss the market trends and management strategic plans (including assumptions, projections, and conclusions) as well as initiatives to implement, monitor and review these periodically. The Company's investor outreach program is reported to the Board directly and the Board evaluates and discusses cybersecurity-related risks faced by the Company not less than annually. In addition, the Audit Committee also receives report on cybersecurity-related risks as part of its quarterly risk management updates.

The Board is supported by an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, with a clear framework of matters delegated to each committee. Material business decisions are reserved for the Board and certain strategic and financial thresholds have been determined to identify matters requiring Board consideration and approval. Specifically, the Audit Committee reviews periodic reports and updates on the organization's systems and controls as well as risks and exposures, and holds an annual dedicated session to receive updates on the Company's Enterprise Risk Management program (including cybersecurity updates). The Compensation Committee reviews, monitors and makes recommendations to the Board on human capital management matters, including culture and employee engagement, and diversity, equity and inclusion, whilst the Nominating and Corporate Governance Committee periodically reviews the size, composition (including diversity) and leadership of the Board and its committees.

IGT Sustainability Steering Committee, comprised of executive management, was established in 2021 with goals that include creating a homogeneous sustainability approach across all regions and businesses and establishing a long-term vision and related objectives on sustainability. These goals are pursued through management evaluation and approval of a global sustainability plan that is integrated and consistent with business priorities, and which progress is periodically overseen by the Nominating and Corporate Governance Committee.

The day-to-day management of the business has been delegated to the CEO, and senior management have also been delegated authority to make decisions within specified parameters which the Nominating and Corporate Governance Committee reviews annually. The Board and its committees receive from management information and reports relating to operations across IGT, including the interests and views of key stakeholders for consideration and discussion to help the Board when making specific decisions and providing ongoing oversight at the group level.

Key decisions

For each matter which comes before the Board and its committees, the Directors aim to create and deliver long-term value whilst considering the likely consequences of any decision in the long-term, including the stakeholders who may be affected, their interests and any potential impact as part of the decision making process.

COVID-19

During 2021, the Company was recovering gradually from the impact of the COVID-19 pandemic on its operations and people. Efforts continue to protect the overall sustainability and growth of the Company in order to return to pre-pandemic operations and performance, including developing new ways of working which will provide the Company with an opportunity to consider changes to its real estate footprint. A decision was also taken to reinstate the performance-based annual bonus program for all eligible employees. In addition, the Company implemented a discretionary bonus program of up to $15 million for the population of employees who are not normally eligible to participate in the performance-based annual bonus program. This discretionary program represented a portion of the savings achieved by the Company through cost reduction initiatives implemented during 2020 and 2021 in

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Strategic Report

2021, the Company also announced that it is undertaking a legal entity and organizational realignment over the next 12 months designed to provide the Digital & Betting business with dedicated management, a more nimble organization and governance structure as well as the ability to pursue organic and inorganic growth opportunities. As part of this process, the Company may evaluate a potential separate public listing of its Digital & Betting business to further enhance its strategic flexibility while maintaining a controlling interest following the consummation of any such potential separate public listing.

Commitment to net-zero emissions

Given the increasing urgency of the world's climate crisis, the Board acknowledged that more companies, including IGT in spite of its low exposure, need to take bold climate action in concrete support of the worldwide fight to save the planet. As part of the development of its sustainability plan, IGT is strengthening its efforts to limit its climate change impacts through a specific carbon neutrality project that started in 2021 with the Scope III (indirect emissions happening upstream and downstream in the value chain) GHG inventory calculation and will enable the Company to develop specific emission reduction targets and decarbonization trajectories.

Our stakeholders

The processes and activities in respect of the Company's key stakeholders as described below and in this Strategic Report demonstrate how the Directors have addressed their responsibility under section 172 of the CA 2006.

REGULATORS

IGT's activities are subject to extensive and complex governmental and regulatory requirements, which are constantly evolving and may vary from jurisdiction to jurisdiction. Regulators rely on IGT's capabilities and experience in preventing and reacting to illegal and problem gambling.

Approach, engagement and initiatives

IGT continues to build on its well-established local presence and relationships with regulators in the countries where it operates around the world. IGT's top managers regularly attend meetings with public authorities and institutions at local and global levels to actively provide updates and share knowledge and expertise. During 2021:

- Four regular and one special meeting of the Global Compliance Governance Committee (established in accordance with the Twelfth Revised Order of Registration issued by the Nevada Gaming Commission and Nevada Gaming Control Board, item 12, requirement to maintain a "gaming compliance program plan"), were held;
- Four regular meetings of the Government Affairs Committee, established by IGT to oversee, amongst other things, its government relations matters, were held;
- IGT cooperated with 5 regulatory authority investigations for the purpose of renewing its global regulatory licensing portfolio; 31 personal interviews and one corporate visit were conducted;
- IGT continued its efforts to work with gaming authorities and industry groups to expand IGT's responsible gaming product offerings that go above and beyond jurisdictional regulations; and
- The Enterprise Risk Management team conducted detailed assessments on key risks that could impact IGT's ability to achieve its objectives and monitored key risk mitigation strategies.

Information on stakeholders

- The Audit Committee receives quarterly updates on all cases of regulatory violations, citations, and fines, as well as general regulatory compliance updates which are reported by the Audit Committee chair to the Board.
- The Audit Committee receives quarterly risk management updates, which are reported by the Audit Committee chair to the Board, so that the Directors are aware of risks, potential impact, and mitigating strategies.
- The Audit Committee receives an annual report on activities of the IGT Global Compliance Governance Committee (which in turn, receives reports on activities of the IGT Government Affairs Committee, including on new and amended government relations agreements and quarterly financial contributions made by IGT), with a year end presentation provided by the committee's chair.
- Each Board committee also receives general regulatory and market practice updates, so that the Directors are kept informed of regulatory and market developments and can respond and take action accordingly.

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Strategic Report

EMPLOYEES

It is IGT's people who will enable us to continue to meet the business challenges posed in today's gaming market. IGT's overall goal is to increase the presence of underrepresented groups at all levels and create a more inclusive organizational culture.

Approach, engagement and initiatives

IGT is committed to creating an engaging employee experience. During 2021:

- We continued our focus on employee communication with weekly employee newsletters highlighting stories within the business as well as employee news. OneIGT, our intranet launched in January 2020, celebrated more than 2.1 million views in 2021, a 100% increase. We also produced close to 50 town halls to ensure employees are knowledgeable about our business and strategy;
- We launched our "listening strategy" which encompasses MyVoice, our employee engagement survey, but also a hiring manager survey, candidate survey and exiting employee survey. We are establishing touch points with our employees as well as potential candidates to ensure we are always providing an optimal employee experience. For example, feedback from our hiring manager survey has already prompted an improvement in how we order equipment and streamline the process for new hire on-boarding;
- We launched GROW workshops to enable our employees to take charge of their own careers to support ongoing employee development which, as noted in our 2020 MyVoice survey, is a key driver of engagement. This was supported by the refresh of online learning via Udemy/LearnShare and HarvardManageMentor. We pivoted our in-person Manager Essentials Program, for all first line managers, to virtual and ran our second cohort of Leading IGT for vice presidents and above partnering with Harvard University to deliver the program. We have also focused on mental health with a number of workshops as well as looking towards the future ways of working with a dedicated site full of resources to enable managers and employees in this new hybrid work model; and
- We launched our integrated talent management program, which enables IGT and its managers to truly know the talent in our organization. By calibrating and collaborating on our workforce's performance, potential and critical roles, we are proactively identifying our high performing talent while empowering employees to take control of their careers. We had over 4,600 employees and managers participate in training sessions and open houses so they could better understand the process and the tools, and we also saw almost 1,500 employees promoted into new roles.

Information on stakeholders

- The Compensation Committee reviews management recommendations and advises management on broad compensation policies.
- The Compensation Committee receives updates and reports from the People and Transformation department on human capital matters, including talent management processes to ensure IGT attracts and retains talent and meets market expectations for senior management remuneration packages, and on IGT's Global Strategic Plan for Diversity and Inclusion to create a more inclusive organizational culture.
- The Nominating and Corporate Governance Committee reviews and approves the annual Sustainability Report which discloses, amongst other things, talent attraction and retention, diversity and inclusion, and how IGT ensures fair labor and favorable working conditions and the respect of health and safety standards.
- The Audit Committee reviews cases of whistleblowing.

COMMUNITY AND ENVIRONMENT

IGT recognizes the importance of contributing to communities and reducing any damaging effects on the environment from business processes.

Approach, engagement and initiatives

IGT is committed to community involvement and supporting programs that enrich and strengthen the communities where IGT operates. IGT's commitment towards the community is also aimed at supporting initiatives and local projects aimed at increasing digital skills of young people and promoting technical innovation. During 2021:

- IGT Community Ambassadors continued to emphasize community efforts allowing virtual volunteering and contact-less efforts;
- Global Giving Week, which included events in areas across the globe, was held in May. During this event, volunteer and donation efforts for local employees were identified while observing health and safety precautions;
- IGT continued with the After School Advantage Program while observing health and safety best practices;
- IGT also prioritized giving basic needs to organizations and causes. This effort aligns with IGT's adopted Sustainability Development Goals;

Annual Report and Accounts 2021 Page | 40

Strategic Report

- IGT continued to encourage employees to engage with non-profit organizations independently when possible; and
- IGT in Italy continued with supporting the protection and enhancement of Italian artistic and cultural heritage through the conservation and restoration of art. In particular, IGT supported the cleaning/dedusting of Pope Julius II's tomb and of Moses, one of the most famous sculptures by Italian artist Michelangelo Buonarroti, in the church of San Pietro in Vincoli in Rome.

See "Sustainability - Community" on page 31, for community activities carried out by the Company.

IGT is committed to achieving environmental sustainability in its operations and strives for continuous improvement in its environmental management systems and reduction of its environmental impact. During 2021, IGT's facilities located worldwide carried out several activities, including replacement of old lighting systems and on energy efficiency of heating, ventilation and air conditioning systems. See "Sustainability - Environment" on page 33, for the Company's environmental activities.

Information on stakeholders

- The Nominating and Corporate Governance Committee reviews IGT's sustainability program which gives due consideration to environmental, social and governance matters that could impact IGT, the environment, or the communities in which IGT operates, and receives updates on initiatives and programs carried out by the global sustainability team.
- The Nominating and Corporate Governance Committee reviews and approves the annual Sustainability Report to ensure it is consistent with IGT's sustainability program, business strategy, and core values.
- The Directors review the findings on GHG emissions and global energy produced by IGT's activities as reported in this Annual Report and Accounts and the annual Sustainability Report.

SHAREHOLDERS
Our retail and institutional shareholders are the owners of the Company, and they play an important role in monitoring the performance of the Company.

Approach, engagement and initiatives

As a publicly listed company, IGT maintains a regular dialogue with shareholders, potential new investors, and analysts through a combination of meetings, correspondence, and reporting. During 2021:

- IGT's representatives participated in several virtual and in-person investor conferences, including the Deutsche Bank Gaming, Lodging, Leisure & Restaurants Conference; Truist Gaming, Lodging, Leisure & Restaurants Conference; Bank of America Gaming & Lodging Conference; Goldman Sachs Travel & Leisure Conference; JP Morgan Gaming, Lodging, Restaurants & Leisure Conference; Jefferies Consumer Conference; JP Morgan European High Yield Conference; Bank of America Leveraged Finance Conference; and the Macquarie Bright Ideas Conference, among others;
- Several virtual non-deal roadshows were also completed throughout the year, as were hundreds of ad-hoc, one-on-one meetings with members of the investment community; and
- The Company held a virtual investor day, providing an overview of its strategy, in addition to both near and long-term financial goals, that was viewed by several hundred members of the investment community.

Information on stakeholders

- The Directors receive updates and feedback on the continued dialogue between IGT and our institutional investors through meetings, calls, conferences and emails.
- Each Board committee receives updates from management on IGT's legal obligations, e.g. changes to law and regulations, including in the context of corporate governance.
- Each Board committee receives regular updates from management on market guidelines, recommendations and associated guidelines from advisors, professional bodies, and proxy advisory firms, as well as any notes analysts may have.

Annual Report and Accounts 2021 Page | 41

Strategic Report

PLAYERS AND CUSTOMERS

IGT's business relies on the level of player activity with its lottery, gaming, digital and betting products and solutions.

IGT works closely with its customers to help them attract and retain new players and conducts extensive research on its products and solutions to understand player behavior and ensure the highest level of performance, player experience and safety.

Approach, engagement and initiatives

IGT strives to deliver unrivalled gaming experiences that engage players and drive growth, whilst also maintaining a long-standing commitment to player protection through close relationships with customers, gaming regulators, research institutes, and advocacy groups that promote tools to prevent problem gambling and support responsible gaming. During 2021:

- IGT Lottery in Italy launched a new My Lotteries app with a gaming experience that engages both online and retail players, designed to enhance player experience and player safety; and
- In November, IGT Lottery in Italy achieved alignment for the fifth time with the European Lotteries Responsible Gaming Standards in accordance with the criteria set in the European Lotteries Certification Framework.

IGT operates as a trusted growth partner for both lottery and gaming customers, including government customers worldwide. Attention and dedication to IGT customers are integrated into the strategies IGT uses to provide them with comprehensive customer service and participation in industry events. During 2021:

- IGT participated in virtual and in-person lottery industry association events, including EL/WLA Marketing Seminar, EL Communications Workshop, NASPL Professional Development Seminar, NASPL DeskCon. IGT also participated in two NASPL hosted Executive Committee Dialogues where leading industry vendors were invited to speak with the NASPL leadership team on challenges and opportunities facing the lottery industry. These sessions were held in the Spring and Fall of 2021, via a Teams call and included a Q&A session;
- IGT produced a 45-minute video business update that was showcased in the virtual NASPL DeskCon trade show booth. This included business updates from IGT leadership as well as an update on our commitment to Diversity and Inclusion;
- IGT engaged with leading lottery media partners with participation in PGRI Retail Modernization, PGRI Digital Lottery, PGRI Lottery Expo, and La Fleurs. During these events, IGT representatives had the opportunity to participate in speaking engagements and industry panel discussions with other industry thought leaders;
- Two "Players Projects" lottery customer virtual events were held in June and December. These "edutainment" events featured industry experts engaging with IGT about key topics for lottery operators such as consumer behavior trends and impact on purchase decisions and the advancement of cloud technology. These events are designed to provide information on a topic relevant to the global lottery customer base for consideration in lottery business planning;
- IGT transformed its in-person Lottery Market Insights Workshop into virtual sessions held in April and May, where 40 lottery customers used these weekly Teams video sessions to share challenges, best practices, and lessons learned relating to the area of market research, consumer and retailer insights throughout the rapidly changing environment during the pandemic;
- IGT participated in virtual and in-person gaming, iGaming and sports betting tradeshows, conferences, and events, including the Global Gaming Expo (G2E), Indian Gaming Tradeshow & Convention (NIGA), SBC Summit and SBC Digital Summit North America, Ukrainian Gaming Week (UGW) and Gaming Industry Expo (GIE) tradeshows, the Belgrade Future Gaming exhibition and the iGaming Next event in Malta, during which IGT promoted and marketed its products;
- IGT produced its own Casino Operator Perspectives event, gaining important insights from gaming customers while sharing product and solution updates relevant to and supportive of player safety in a COVID-19 gaming environment;
- IGT continued with its efforts in managing and producing webinars, customer forums, and videos to educate IGT customers on its products as well as broader issues affecting customers' business. This outreach included the Roadshow Trailer initiative in North America, three customer forums in Australia, webinars in Australia and New Zealand, videos featuring Gaming Chief Operating Officer Nick Khin (highlighting industry updates, resources, and helpful information to keep our operators informed and supported as they navigated the pandemic), and videos to help support the first virtual Video Lottery Terminal (VLT) Customer Advisory Board;
- IGT continued with its efforts in producing content, promotions and campaigns for magazines, newsletters, promotional materials and other corporate literature for its customers and their players;
- IGT Lottery in Italy delivered a brand new mobile app for retailers that allows a 360-degree interaction with operations: making GeV orders, storage management, and monitoring payments. Moreover, users can enjoy

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Strategic Report

additional services like training and education courses, initiatives and competitions on loyalty, communications and customer care; and

- IGT Lottery in Italy provided a new training path named "Digital Road" aimed to educate and engage its retailers on digital strategies and tools to improve their business.

Information on stakeholders

- The Nominating and Corporate Governance Committee reviews and approves the annual Sustainability Report which discloses, amongst other things (i) updates on IGT's main objectives pertaining to players such as promoting protective tools to prevent problem gambling, supporting responsible gaming organizations that address problem gambling, and preventing underage gambling, and (ii) activities undertaken in connection with its customers.
- The Nominating and Corporate Governance Committee receives updates on IGT's sustainability program and initiatives, including IGT's commitment as a responsible and ethical supplier of gaming and lottery products and services.

SUPPLIERS
Suppliers play a key role in IGT's ability to support its customers' requirements.

Approach, engagement and initiatives

IGT works with suppliers that can ensure high quality goods and services and meet high economic, ethical, and socio-environmental standards. During 2021:

- IGT continued to perform and undertake periodic business and quality reviews on suppliers, which serve to review the performance and provide feedback to suppliers;
- IGT Lottery in Italy improved the Supplier Qualification Process requiring suppliers to accept the Supplier Code of Conduct;
- IGT initiated its supply chain mapping process to categorize vendors determined to be critical to business operations in order to continuously assess and evaluate the overall health and ongoing viability of key suppliers;
- The Supplier Code of Conduct was translated into Spanish, Italian and Chinese to enable better spread of ideas and information in local or native languages; and
- In order to mitigate the impact of global supply chain shortages, IGT utilized and benefited from the strategic partnerships established with top tier contract manufacturers as part of the restructuring plan to optimize its global supply chain initiated in 2020. In addition, IGT engineering also utilized input from strategic suppliers to re-design electronic systems around available material to deal with the most difficult shortages, and finally coordinated with strategic contract manufactures to search for global broker and spot market channels to resolve shortages.

Information on stakeholders

- The Audit Committee receives periodic risk management updates (including risks pertaining to the Company's supply chain), which are reported by the Audit Committee chair to the Board, so that the Directors are aware of risks, potential impact and mitigating actions.
- The Directors receive periodic updates on compliance with IGT's Code of Conduct which sets out the Company's zero-tolerance approach to modern slavery and its commitment to implementing and enforcing effective systems and controls to promote an ethically sensitive business and reduce the risk of contracting with suppliers who are not aligned to these principles.
- The Directors receive information on the initiatives and activities undertaken in connection with the Company's supply chain as part of its review and approval of the UK Modern Slavery Act statement.

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Strategic Report

PRINCIPAL RISKS AND UNCERTAINTIES

The Company faces a number of risks which could impact the achievement of its strategic, financial and operational objectives. Enterprise risks can be caused by factors internal or external to the Company. While it is not possible to identify or anticipate every risk due to the changing business environment, the Company has an established risk management process to identify, assess, manage, report and monitor risks. The Company's risk management process is set by the Board, which avails itself of its Audit Committee.

Generally, risks are assessed on both an inherent basis (i.e. the theoretical risk if there were no mitigating controls in place) and a residual basis (i.e. the risk that remains after considering and assessing the effectiveness of controls). The assessment methodology incorporates a determination of the likelihood that a risk will occur, and the potential financial, regulatory, and reputational impacts if it were to materialize. It also includes an evaluation of the operating and design effectiveness of a risk's controls.

At IGT, risks are categorized as (i) Financial, (ii) Operational, (iii) Regulatory and Legal, (iv) Technology and Information Security, and (v) Strategic. The potential impact of the key risks, and the mitigating controls in place to manage their impact, are as follows:

The continuing and evolving COVID-19 pandemic

The extent and duration of the COVID-19 pandemic and related government actions has impacted, and may continue to impact, many aspects of the Company's business, including through workforce limitations, travel restrictions, closure of public buildings and businesses, cancellation of events, supply chain disruptions, decreased customer demand for its products and services and decreased consumer demand for some of the products and services that the Company provides to its customers and, in some cases, directly to consumers. Further, the perception of risk of infection have contributed to consumer unease, decreased discretionary spending and consumer travel, which have had and will continue to have a negative effect on the Company. The outbreak of COVID-19 and the resulting unfavorable economic conditions have also impacted and could continue to impact, the ability of the Company's customers to make timely payments.

Mitigating actions:

- We have implemented a cross-functional, company-wide COVID-19 response team focused on addressing the impact of the global pandemic on our employees, customers, liquidity, financial position and continuity of services.
- We continue to monitor the extent of the pandemic and its impact on the Company's results, operations, outlooks, plans, goals, growth, cash flows, and liquidity.

Malicious breach compromising lottery and gaming systems

The Company's business involves the storage and transmission of confidential business and personal information, and theft and security breaches may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses and liability exposure. Cyber-attacks on businesses are becoming more frequent, and increasingly more difficult to anticipate and prevent due to their rapidly evolving nature. The Company continues to experience cyber-attacks of varying degrees and phishing attacks on a regular basis. Any systems failure or compromise of the Company's security that results in the release of confidential business or personal information could seriously harm the Company's reputation. Additionally, cyber-attacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable.

Mitigating actions:

- We continuously implement and improve network security measures and data protection safeguards to prevent or detect cyber-attacks.
- We put in place and improve our internal policies and procedures, and also hold insurance policies that can mitigate losses incurred due to cyber-attacks.

Supply chain and parts shortages

The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals and electronic gaming machines from outside sources. The Company outsources the manufacturing and assembly of certain lottery terminals to third-party vendors. The Company's operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet production schedules. Disruptions and delays could adversely affect our suppliers' ability to meet production schedules.

Mitigating actions:

- We put in place multiple mitigation strategies to reduce the impact of supply chain and parts shortages, including adjusting delivery and production schedules.

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Strategic Report

- We continue to monitor the extent of the supply chain and parts shortages and its impact on the Company's operations.

Penalties for failure to perform

The Company's Italian licenses, lottery contracts in the U.S. and in other jurisdictions, and other service contracts often require performance bonds or letters of credit to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. At December 31, 2021, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.3 billion. These instruments present a potential expense for the Company and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's business.

Mitigating actions:

- We strive to perform under each of our contracts. To date, we have not had to pay any substantial monetary liquidated damages as a result of our non-performance.

Failure to attract, retain and motivate personnel

The Company's ability to attract and retain key management, product development, finance, marketing, and research and development personnel, and its ability to attract and maintain a diverse workforce, is directly linked to the Company's continued success. In all of the industries in which the Company operates, the market for qualified executives and highly-skilled technical workers is intensely competitive, and increasing competition for talent and changing expectations of current and prospective employees pose new challenges relating to the attraction and retention of key personnel. The loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company's ability to develop successful products and could cause delays in getting new products to market.

Mitigating actions:

- We put in place and improve on our succession plans for key roles.
- We provide well-structured and competitive reward and benefit packages that ensure our ability to attract and retain the employees we need.
- We invest in training and career development opportunities for our people to support them in their careers.
- We strive to create a fair and inclusive culture that values unity, diversity, and belonging in our people, players, customers, and communities.

Adverse changes in discretionary consumer spending

Socio-political and economic factors that impact consumer confidence may result in decreased discretionary spending by consumers and have a negative effect on the Company's business. Unfavorable changes in social, political and economic conditions and economic uncertainties, as well as decreased discretionary spending by consumers, may adversely impact customers, suppliers and business partners in a variety of ways. A decline in discretionary income over an extended period could cause some of the Company's customers to close casinos or other gaming operations, which would adversely affect the Company's business.

Mitigating actions:

- We constantly review our business strategy and remain closely aligned with governments and other policy makers across our markets.
- We also have a diverse portfolio across many regions.
- We implement pricing initiatives and prize payout strategies, and continue to improve our players experience.

Slow growth or declines in the lottery and gaming markets

The Company's future success will depend, in part, on the success of the lottery and gaming industries in attracting and retaining new players in the face of increased competition in the entertainment and gaming markets, as well as the Company's own success in developing innovative services, products and distribution methods/systems to achieve this goal. In addition, there is a risk that new products and services may replace existing products and services and the Company's customers might acquire or develop competencies that reduce their dependencies on the Company's product and services. The replacement of old products and services with new products and services may offset the overall growth of sales of the Company.

Mitigating actions:

- We work with other participants in the lottery industry to attract and retain new players, and devote significant resources to developing innovative services, products, and distribution methods/systems.

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Strategic Report

Insufficient liquid assets to meet cash flow requirements

The Company's business is capital intensive and requires liquidity to meet its obligations and fund growth. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. While the Company's cash flows generated from operating activities, together with cash flows generated from financing activities, have historically been sufficient to meet the Company's liquidity needs, it may be possible that its inability to generate cash, including as a result of unfavorable economic and business conditions, may result in the Company not having sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business.

Mitigating actions:

- The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

Product performance across all business units

The Company must anticipate changing customer needs and end-user preferences as well as emerging technological trends through the development of new products and technologies. If product does not perform, the Company could damage its reputation and lose business to its competitors, which would adversely affect its financial condition.

Mitigating actions:

- We maintain a robust, collaborative product development process that incorporates comprehensive planning, research, development, testing, feedback, and monitoring.
- We pursue a relentless focus on identifying and responding to customer and player preferences and requirements to deliver entertaining and innovative gaming experiences.

Changes to U.S. and foreign tax laws

The Company is subject to tax laws in the U.S. and several foreign tax jurisdictions and judgment is required in determining the Company's global provision for income taxes. While the Company believes its tax positions are consistent with the tax laws in the jurisdictions in which it conducts business, it is possible that these positions may be overturned by tax authorities, which may have a significant impact on the Company's global provision for income taxes. Furthermore, changes in tax laws or regulations may be proposed or enacted that could significantly affect the Company's overall tax expense. If U.S. or other foreign tax authorities change applicable tax laws, the Company's overall taxes could increase.

Mitigating actions:

- We maintain a well-qualified tax department as well as good relationships with third party tax experts, helping to assess these risks and achieve compliance with the relevant tax legislation.
- We strive to maintain a consultative and collaborative relationship with the tax authorities.

Changing enforcement of the U.S. Interstate Wire Act of 1961

On January 14, 2019, the U.S. Department of Justice (the "DOJ") published an opinion (the "2019 Opinion") reversing its previously-issued opinion that the Wire Act, which prohibits several types of wager-related communications over a "wire communications facility", was applicable only to sports betting. The 2019 Opinion interprets the Wire Act as applying to other forms of gambling that cross state lines. On June 3, 2019, the U.S. District Court for the District of New Hampshire ruled that the Wire Act applies only to sports betting and related activities, and the decision was affirmed in part by the United States Court of Appeals for the First Circuit on January 20, 2021. The DOJ did not file a writ or seek an extension to appeal the First Circuit decision. Accordingly, the First Circuit decision is final and unappealable. If the Wire Act is broadly interpreted and enforced to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business.

Mitigating actions:

- The Company filed a complaint against the DOJ in the U.S. District Court for the District of Rhode Island. The complaint seeks declaratory relief that the Wire Act applies only to sports betting and related activities. If granted, the Company would enjoy the same relief that the plaintiffs received in the New Hampshire decision, that the Wire Act applies solely to sports betting and related activities wherever the Company's United States businesses are located, as opposed to the current protection which is currently limited to the First Circuit.

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Strategic Report

Impact of climate change and other geopolitical events

In addition, although not a principal risk, the Company may be impacted by severe weather and other geological events (including as a result of climate change) that could disrupt the Company's operations or the operations of the Company's customers, suppliers, data service providers and regulators. Natural disasters or other disruptions at any of the Company's facilities or the Company's suppliers' facilities, may impair or delay the operation, development, provisions or delivery of the Company's products and services. The Company's operations could also be impacted by geopolitical events, such as the outbreak of hostilities, and other acts of violence, including escalation of war or terrorism, any of which could adversely affect the Company's ability to operate and deliver its products and services. While the Company insures against certain business interruption risks, the Company cannot assure that such insurance will compensate the Company for any losses incurred as a result of natural or other disasters. Any serious disruption to the Company's operations, or those of the Company's customers, suppliers, data service providers, or regulators, could have a material adverse effect on the Company's results of operations, cash flows and financial condition.

This Strategic Report was approved by the Board on March 10, 2022 and signed on its behalf by:

Vincent Sadusky
Chief Executive Officer
March 16, 2022

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Directors’ Report

GOVERNANCE

Our Board of Directors

The Directors are responsible for the management of the Parent’s business, for which purpose they may exercise all of the powers of the Parent whether relating to the management of the business or not.

The directors of the Parent for the year ended December 31, 2021 were: Marco Sala (CEO), Lorenzo Pellicioli (Chairperson), James McCann (Vice Chairperson and Lead Independent Director), Massimiliano Chiara (CFO), Alberto Dessy, Marco Drago, Heather McGregor, Samantha Ravich, Vincent Sadusky and Gianmario Tondato Da Ruos. Beatrice Bassey was previously a director of the Parent whose term of office ended on May 11, 2021.

In January 2022, the Board implemented a number of changes to the Company’s executive team and Board. Effective January 14, 2022, the Board appointed Ashley M. Hunter and Maria Pinelli as Non-Executive Directors. Ashley M. Hunter was also appointed to the Nominating and Corporate Governance Committee and Maria Pinelli was appointed chair of the Audit Committee, replacing Vincent Sadusky. Effective January 24, 2022, Lorenzo Pellicioli retired as Chairperson of the Board and remains a Non-Executive Director. On the same date, Marco Sala became Executive Chair of the Board and Vincent Sadusky became CEO and Executive Director of the Board.

The Board is currently comprised of (i) seven independent directors including James McCann, the Vice Chairperson of the Board and Lead Independent Director, and (ii) five non-independent directors - Marco Sala (Executive Chair), Vincent Sadusky (CEO), Massimiliano Chiara (CFO), Lorenzo Pellicioli, and Marco Drago. Messrs. Pellicioli and Drago are the chief executive officer and chairperson of the board, respectively, of De Agostini, the Parent's controlling shareholder.

Role


3; 25.0%
9; 75.0%
Executive
Non-executive

Independence


5; 41.7%
7; 58.3%
Independent
Non-independent

Tenure


4; 33.3%
8; 66.7%
0-4 years
5-9 years

Gender Diversity


4; 33.3%
8; 66.7%
Man
Woman

Racial/Ethnic Diversity


1; 8.3%
11; 91.7%
White
Black, Asian and minority ethnic

Skills and Experience
(as reported by the Directors)


International experience
12
Other public company experience
7
Accounting/Financial reporting
9
Legal/Regulatory/Risk
5
Consumer/Retail
5
Digital/Technology
5
Institutional
5
Environmental, Social and Governance
8

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Directors' Report

Ⓐ Audit Committee Ⓒ Compensation Committee Ⓝ Nominating and Corporate Governance Committee
O Committee Chair

Marco Sala Executive Chair	Age 62	Appointed to the Board April 2015	Committee membership -

Marco Sala has served as the Executive Chair of the Board since January 2022. Prior to this, he served as a member of the Board and Chief Executive Officer of the Company since its admission to the listing on the NYSE in 2015 through January 2022. Before then and since 2009, Marco Sala served as Chief Executive Officer and a member of the board of directors of predecessor GTECH S.p.A. (formerly Lottomatica Group). Prior to the Parent's admission to the listing on the NYSE in 2015, Marco Sala served on the board of directors of Lottomatica since 2003, when he joined as Co-General Manager, before being appointed Managing Director with responsibility for the Italian Operations and other European activities since 2006.

In June 2020, Marco Sala was appointed to the board of directors of De Agostini. He is also a member of the board of directors of Save the Children Italia, the Italian extension of the worldwide non-profit organization, and a member of the board of directors of the Rome Biomedical Campus University Foundation, a non-profit organization in charge of promoting scientific research and of supporting the Biomedical Campus University of Rome. Until June 2019, Marco Sala served as a member of the board of directors of OPAP S.A., a Greek gaming and sports betting operator. Before joining the Company, he served as Chief Executive Officer of Buffetti, Italy's leading office equipment and supply retail chain. Prior to Buffetti, Marco Sala served as Head of the Italian Business Directories Division for SEAT Pagine Gialle. He was later promoted to Head of Business Directories with responsibility for a number of international companies, such as Thomson (Great Britain), Euredit (France), and Kompass (Italy). Earlier in his career, he worked as Head of the Spare Parts Divisions at Magneti Marelli (a Fiat Group company) and soon after he became Head of the Lubricants Divisions. Additionally, he held various marketing positions at Kraft Foods.

Marco Sala graduated from Bocconi University in Milan (Italy), majoring in Business and Economics.

James F. McCann Vice Chairperson and Lead Independent Director	Age 70	Appointed to the Board April 2015	Committee membership Ⓝ

James McCann has served on the Board since the formation of the Company. He is the Chairman of 1-800-Flowers.com, Inc., and previously served as Chief Executive Officer, a position he held since 1976. He is also Chairman and CEO of Clarim Acquisition, a blank check company targeting consumer-facing e-commerce which was founded in 2020. James McCann previously served as director and chair of the Nominating and Governance Committee of Willis Towers Watson until his retirement in May 2019. He previously served as the Chairman of the board of directors of Willis Towers Watson from January 4, 2016 to January 1, 2019. Previously he served as director (2004-2015) and non-executive Chairman (2013-2015) of Willis Group Holdings PLC ("Willis Group"). Prior to serving as the non-executive Chairman of the board of Willis Group, he served as the company's presiding independent director. James McCann has served on the board of Amyris, Inc. since 2019, including as a member of the Audit Committee and the Operations and Finance Committee.

He previously served as a director and Compensation Committee member of Lottomatica S.p.A. (from August 2006 to April 2011), and as a director of Gateway, Inc., The Boyds Collection, Ltd and Scott's Miracle-Gro.

Massimiliano (Max) Chiara Chief Financial Officer	Age 53	Appointed to the Board April 2020	Committee membership -

Max Chiara has served on the Board and as Chief Financial Officer of the Company since April 2020. Before joining the Company, Max Chiara served as Chief Financial Officer of CNH Industrial since September 2013. Max Chiara was also named the Chief Sustainability Officer at CNH Industrial in 2016, and he also served as head of Mergers & Acquisitions for CNH Industrial from 2017. Between 2009 and 2013, Max Chiara served in various positions with Fiat Chrysler Automobiles (and its predecessors) as Chief Financial Officer and Head of Business Development in Latin America, Vice President of Financial Planning and Analysis and Business Development Finance, VP Finance Brands and Marketing Controller, and served as Director of Business Development Finance for its engine business unit Fiat Powertrain between 2007 and 2009. Earlier in his career, Max Chiara held various managerial roles at Teksid Aluminum, PricewaterhouseCoopers, Robert Bosch, the Wuerth Group, and was a M&A financial analyst

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Directors' Report

with Dresdner Kleinwort Benson. Max Chiara also held the position of Chairman of the Italian Association of Corporate Treasurers (AITI) for the years 2004-2007.

Max Chiara graduated from the Luigi Bocconi University in Milan (Italy), with a degree in Business Administration Cum Laude, and has a CEMS Master's degree in International Management from the Bocconi University (with the University of Cologne in Germany as host school).

Alberto Dessy	**Age**	**Appointed to the Board**	**Committee membership**
Independent Non-Executive Director	69	April 2015	Ⓐ Ⓒ

Alberto Dessy has served on the Board since the formation of the Company. He is currently a Professor at Bocconi University. Alberto Dessy is a Chartered Accountant who specializes in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes. He has previously served on the boards of many companies, both listed and unlisted, including Chiorino S.p.A., Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A. S.p.A., Milano Centro S.p.A., and DeA Capital S.p.A.

Alberto Dessy graduated from Bocconi University in Milan (Italy) and is a member of the distinguished faculty in corporate finance at the SDA Bocconi School of Management.

Marco Drago	**Age**	**Appointed to the Board**	**Committee membership**
Non-Executive Director	76	April 2015	-

Marco Drago has served on the Board since the formation of the Company. From 2002 to the formation of the Company, Marco Drago served on the board of directors of GTECH S.p.A. (formerly Lottomatica Group). Since 1997, Marco Drago has been the Chairman of De Agostini, one of Italy's largest family-run groups. Since July 2018 he has been the President of the board of directors of B&D Holding S.p.A. (formerly B&D Holding di Marco Drago e C. S.a.p.A., of which he had been President of the Board of Partners since 2006). He is also Vice Chairman of Planeta De Agostini Group, director of Atresmedia, Honorary Chairman of De Agostini Editore S.p.A. and member of the S. Faustin (Techint Group) board.

Marco Drago graduated in Economics and Business at Bocconi University in Milan (Italy) in 1969. He started his career that same year in the family company joining Istituto Geografico De Agostini. In 1997 he replaced Achille Boroli as Chairman of De Agostini Holding S.p.A., having previously served as Executive Officer and Managing Director. He has received important awards such as "Bocconiano dell'anno" in 2001, and was made "Cavaliere del Lavoro" in 2003.

Ashley M. Hunter	**Age**	**Appointed to the Board**	**Committee membership**
Independent Non-Executive Director	42	January 2022	Ⓝ

Ashley M. Hunter has been a lecturer at the University of Texas at Austin School of Information since 2015, and is the founding partner of A. Hunter & Company, a leading risk management advisory firm. Previously she was managing director of HM Risk Group LLC where she assisted many startups and corporations with alternative risk transfer schemes and reinsurance placement, globally. Under her leadership, HM Risk Group became a leader in the development of niche insurance products for the sharing and assistive reproductive technology industry. Prior to founding HM Risk Group in 2006, she worked in various claims and underwriting management positions for State Farm Insurance Companies, The Hartford Insurance Company and AIG Insurance Company.

Ashley M. Hunter is an active member of the Professional Liability Underwriting Society, Women in Private Equity and The Waters Street Club. Ashley M. Hunter currently serves as a Director for Affordable Central Texas, a Trustee for Zach Theatre, Fredericksburg Texas Zoning Board of Adjustment and a gubernatorial appointee for Motor Vehicle Crime Prevention Authority.

Ashley M. Hunter has a BM in Music Theory and Composition from Centenary College of Louisiana and an MBA in Finance from Texas A&M University. Ashley M. Hunter is also an accomplished concert violinist.

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Directors' Report

Prof. Heather J. McGregor **Independent Non-Executive Director**	**Age** 59	**Appointed to the Board** March 2017	**Committee membership** Ⓐ

Heather McGregor is the Executive Dean of the Edinburgh Business School, the business school of Heriot-Watt University in the U.K., having held the post since 2016. She is also the Acting Head of Social Sciences at the university. Her earlier career was in investment banking and she then spent 17 years as an entrepreneur leading her own executive search firm prior to her move into higher education. She holds an Advanced Diploma in Management Accounting and a full CGMA qualification. Heather McGregor has a PhD from the University of Hong Kong in Structured Finance and an MBA from London Business School. Her undergraduate degree was a BSc in Agricultural Economics & Marketing from Newcastle University.

Heather McGregor is an experienced writer and broadcaster, including writing for the Financial Times for 17 years. She is also the founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry, and a founding member of the steering committee of the 30% Club, which is working to raise the representation of women at senior levels within the U.K.'s publicly listed companies. In addition, Heather McGregor is a non-executive director of Fundsmith Emerging Equities Trust plc (an investment trust listed on the London Stock Exchange) and Lowell UK (a private financial services company majority owned by Permira Advisers LLC).

In 2021, Heather McGregor was one of the first two people at Heriot-Watt University to be named a Principal Fellow of the Higher Education Academy; in 2021 she was elected a Fellow of the Royal Society of Edinburgh.

Heather McGregor was awarded a CBE in the 2015 Queen's Birthday Honours List for her services to business, especially diversity in the workplace.

Lorenzo Pellicioli **Non-Executive Director**	**Age** 70	**Appointed to the Board** April 2015	**Committee membership** -

Lorenzo Pellicioli has served on the Board since the formation of the Company. He served as Chairperson of the Board from November 2018 through January 2022, before which he served as Vice-Chairperson of the Board since the formation of the Company. From August 2006 to the formation of the Company, Lorenzo Pellicioli served on the GTECH S.p.A. (formerly Lottomatica Group) board of directors as Chairman from August 2006 to April 2015. Lorenzo Pellicioli has served as Chief Executive Officer of De Agostini since November 2005 and will retire from the position effective June 2022.

Lorenzo Pellicioli started his career as a journalist for the newspaper Giornale Di Bergamo and afterwards he became Bergamo TV Programmes Vice President. From 1978 to 1984, he held different posts in the sector of the Italian private television for Manzoni Pubblicità, Publikompass up to his nomination as Rete4 General Manager. In 1984, he joined the Gruppo Mondadori Espresso, the first Italian publishing group. He was initially appointed General Manager for Advertising Sales and Mondadori Periodici (magazines) Vice General Manager and afterwards President and CEO of Manzoni & C. S.p.A, advertising rep of the group. From 1990 to 1997, he was appointed first President and CEO of Costa Cruise Lines in Miami, being part of Costa Crociere Group operating in the North American market (USA, Canada and Mexico) and then became Worldwide General Manager of Costa Crociere S.p.A., based in Genoa. From 1995 to 1997 he was also appointed President and CEO of the Compagnie Francaise de Croisières (Costa-Paquet), the Paris-based subsidiary of Costa Crociere. In 1997, he took part to the privatization of SEAT Pagine Gialle purchased by a group of financial investors. After the acquisition, he was appointed CEO of SEAT. In February 2000, he also managed the "Internet Business Unit" of the Telecom Italia Group following the sale of SEAT. In September 2001, following the acquisition of Telecom Italia by the Pirelli Group, he resigned. Since November 2005 he has been CEO of the De Agostini Group, an Italian financial group with ownership in the publishing sector (De Agostini Editore), games and lotteries (IGT), media and communications (Atresmedia - Spanish television leader, Banijay Group - a leading company in the production and distribution of television and media content) and financial investments (DeA Capital).

He is also Chairman of the board of directors of DeA Capital, a member of the board of directors of Assicurazioni Generali S.p.A., and a member of the Advisory Board of Palamon Capital Partners. He was formerly also a member of the boards of directors of Enel, INA-Assitalia, and Toro Assicurazioni and of the Advisory Board of Lehman Brothers Merchant Banking. On April 3, 2017, he was honored with the title of Chevalier dans l'ordre de la Légion d'Honneur.

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Directors' Report

Maria Pinelli **Independent Non-Executive Director**	**Age** 59	**Appointed to the Board** January 2022	**Committee membership** Ⓐ

Maria Pinelli is a global C-suite executive who currently serves as a member of the board of directors for Globant S.A. and board director and chair of the audit committee for Archer Aviation, Inc. and Clarim Acquisition Corp. She served in a variety of leadership roles at Ernst & Young (EY) from October 1986 to November 2020, including consumer products and retail leader, technology leader, global vice chair – strategic growth markets, global IPO leader, and Americas leader – strategic growth markets. In her role as an advisor at EY, she successfully led more than 20 initial public offerings in four different countries and more than 25 merger and acquisition transactions worldwide and testified before the U.S. House Financial Services Committee on the state of the capital markets. Her experience includes strategic transactions and due diligence advice, Sarbanes-Oxley implementation and stakeholder management. She has served as an advisor to some of the world's most iconic e-commerce, consumer products, and retail brands. Recipient of several awards, she was recognized as one of the Square Mile's most inspiring Power 100 Women which highlights the talkers, the thinkers, the women influencing policy and changing the way the City of London thinks.

The Board has determined that Maria Pinelli's simultaneous service on the audit committees of three other public companies does not impair her ability to effectively serve on the Audit Committee.

Samantha F. Ravich **Independent Non-Executive Director**	**Age** 55	**Appointed to the Board** July 2019	**Committee membership** Ⓝ Ⓒ

Dr. Samantha Ravich is a defense and intelligence policy and tech entrepreneur and the Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab. She was formerly the Vice Chair of the President's Intelligence Advisory Board; a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission; and a member of the Secretary of Energy's Advisory Board. Dr. Ravich is also a managing partner at A2P, LLC, a technology company that focuses on advanced advertising techniques, and a Board Governor at the Gemological Institute of America. Previously, she was the Republican Co-Chair of the Congressionally-mandated National Commission for Review of Research and Development Programs in the United States Intelligence Community and served as Deputy National Security Advisor for Vice President Cheney.

Dr. Samantha Ravich received her PhD in Policy Analysis from the RAND Graduate School and her MCP/BSE from the University of Pennsylvania/Wharton School and is a member of the Council on Foreign Relations and the National Association of Corporate Directors.

Vincent (Vince) L. Sadusky **Chief Executive Director**	**Age** 56	**Appointed to the Board** April 2015	**Committee membership** -

Vince Sadusky has served as Chief Executive Officer since January 2022. He has served on the Board since the formation of the Company and was chair of the Audit Committee until January 2022. Prior to the formation of the Company, Vince Sadusky served on the International Game Technology board of directors from July 2010 to April 2015. He formerly served as Chief Executive Officer and a member of the board of directors of Univision Communications Inc., the largest Hispanic media company in the U.S. He served as President and Chief Executive Officer of Media General, Inc., one of the U.S.'s largest owners of television stations, from December 2014 until January 2017, following the company's merger with LIN Media LLC. Vince Sadusky served as President and Chief Executive Officer of LIN Media LLC from 2006 to 2014 and was Chief Financial Officer from 2004 to 2006. Prior to joining LIN Media LLC, he held several management positions, including Chief Financial Officer and Treasurer, at Telemundo Communications, Inc. from 1994 to 2004, and from 1987 to 1994, he performed attestation and consulting services with Ernst & Young. Vince Sadusky formerly served on the board of directors of Hemisphere Media Group, Inc. Previously, he served on the Open Mobile Video Coalition, to which he served as President from 2011 until its integration into the National Association of Broadcasters in January 2013. He formerly served on the boards of directors of JVB Financial Group, LLC, Maximum Service Television, Inc., Media General, Inc., LIN Media LLC and NBC Affiliates.

Vince Sadusky earned a Bachelor of Science degree in Accounting from Pennsylvania State University where he was a University Scholar. He earned a Master of Business Administration degree from the New York Institute of Technology.

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Directors' Report

Gianmario Tondato Da Ruos **Independent Non-Executive Director**	**Age** 62	**Appointed to the Board** April 2015	**Committee membership** Ⓒ

Gianmario Tondato Da Ruos has served on the Board since the formation of the Company. From 2006 to the formation of the Company, he served as a Lead Independent Director of GTECH S.p.A. (formerly Lottomatica Group). Gianmario Tondato Da Ruos has served as the Chief Executive Officer of Autogrill S.p.A. since April 2003. He joined Autogrill Group in 2000, and moved to the United States to manage the integration of the North American subsidiary HMSHost and successfully implemented a strategic refocusing on concessions and diversification into new business sectors, distribution channels, and geographies.

Gianmario Tondato Da Ruos is Chairman of HMSHost Corporation, of Autogrill Italia S.p.A., and of Autogrill Europe S.p.A. He has been a director of Autogrill S.p.A. since March 2003, and sits on the advisory board of Rabobank (Hollande) on the strategic advisory board of Planet Farms Holding S.p.A. (Italy). He was formerly Chairman of World Duty Free S.p.A. and a director of World Duty Free Group S.A.U.

Gianmario Tondato Da Ruos graduated with a degree in economics from Ca'Foscari University of Venice.

Board practices and corporate governance arrangements

The Parent is a U.K. public limited company that has its ordinary shares listed on the NYSE. The Articles provide that, for as long as its ordinary shares are listed on the NYSE, the Parent shall comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer.

To this end, the Board adopted the Corporate Governance Guidelines (a copy of which is available at www.IGT.com) which reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing shareholder value over the long-term. In this regard, the Board periodically reviews its size and composition ensuring that a majority of the Directors shall be independent, and the Nominating and Corporate Governance Committee reviews each Director's independence, character and integrity prior to appointment and in connection with re-nomination decisions. While the Corporate Governance Guidelines do not cover each and every issue that may surface, the Board is of the view that the Corporate Governance Guidelines set the proper tone for the operation of the Board and will assist the Board in fulfilling its obligations to the diverse group of owners and other stakeholders of the Company. The Nominating and Corporate Governance Committee reviews the Corporate Governance Guidelines from time to time to ensure that they remain suitable for the needs of the Company and in accordance with applicable law and regulations.

The Parent also voluntarily applies a selected number of provisions of the U.K. Corporate Governance Code which (i) are not inconsistent with the NYSE corporate governance standards, and (ii) would generally be expected by the market to be voluntarily applied by a company like the Parent. For example, the continued appointment of all Directors is normally subject to annual shareholder vote, and each committee of the Board is composed of independent non-executive directors. Also, the responsibilities of the Chairperson, the Lead Independent Director, the Board and each Board committee are set out in the Corporate Governance Guidelines and the charters for each Board committee which are publicly available at www.IGT.com.

The Board has the following committees: (1) an Audit Committee, (2) a Nominating and Corporate Governance Committee, and (3) a Compensation Committee. The membership of each committee meets the independence and eligibility requirements of the NYSE and applicable law. The members of each committee are appointed by and serve at the discretion of the Board until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The chairperson of each committee is appointed by the Board.

Audit Committee

The Audit Committee is responsible for, among other things, assisting the Board's oversight of:

- The integrity of the Parent's financial statements;
- The Parent's compliance with legal and regulatory requirements;
- The independent registered public accounting firm's qualifications and independence;
- The performance of the Parent's internal audit function and independent registered public accounting firm; and
- The Parent's internal controls over financial reporting and systems of disclosure controls and procedures.

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Directors' Report

The Audit Committee is also responsible for oversight of risk assessment and risk management, including with respect to major financial, compliance, strategic and operational risk exposures (including cybersecurity risk), and for making recommendations to the Board for any changes, amendments, and modifications to the Parent's Code of Conduct and promptly disclosing any waivers for directors or executive officers, as required by applicable law.

The Audit Committee pre-approves engagements of the Company's independent registered public accounting firm to audit the Company's consolidated financial statements. The Audit Committee has a policy requiring management to obtain the Audit Committee's approval before engaging the Company's independent registered public accounting firm to provide any other audit or permitted non-audit services to the Company or its subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of the Company's independent registered public accounting firm, the Audit Committee reviews and pre-approves, if appropriate, specific audit and non-audit services in the categories audit services, tax services, audit-related services, and any other services that may be performed by the Company's independent registered public accounting firm.

Each member of the Audit Committee must meet the financial literacy requirement, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.

Compensation Committee

The purpose of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation of the Parent's executives and directors. The Compensation Committee is responsible for, among other things:

- Reviewing management recommendations and advising management on broad compensation policies such as salary ranges, deferred compensation, incentive programs, pension, and executive stock plans;
- Reviewing and approving goals and objectives relevant to the CEO's compensation, evaluating the CEO's performance in light of those goals and objectives, and setting the CEO's compensation level based on this evaluation;
- Monitoring issues associated with succession and management development of the CEO and other senior executives;
- Making recommendations to the Board with respect to non-CEO executive officer compensation, incentive compensation plans and equity-based plans that are subject to Board approval;
- Reviewing and recommending director compensation;
- Creating, modifying, amending, terminating, and monitoring compliance with share ownership guidelines for executives and directors; and
- Reviewing, monitoring and making recommendations to the Board on human capital management matters including work environment and safety, culture and employee engagement, and diversity, equity and inclusion.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for, among other things:

- Recommending to the Board, consistent with criteria approved by the Board, the names of qualified persons to be nominated for election or re-election as directors (including, in consultation with the Compensation Committee, the CEO's successor) and the membership and chairperson of each Board committee;
- Reviewing each Director's character and integrity prior to appointment and in connection with re-nomination decisions and Board evaluations;
- Reviewing, at least annually the appropriate skills and characteristics required of Board members in the context of the current composition of the Board and its committees;
- Periodically reviewing the size, composition (including diversity) and leadership of the Board and committees thereof and recommending any proposed changes to the Board;
- Reviewing and reassessing from time to time the Company's Corporate Governance Guidelines and recommending any changes to the Board;
- Determining, at least annually, the independence of each director under the independence requirements of the NYSE and any other regulatory requirements and report such findings to the Board;
- Overseeing, at least annually, the evaluation of the performance of the Board and each Board committee, as well as individual directors where appropriate; and
- Overseeing IGT's corporate social responsibility program and giving due consideration to diversity and inclusion, sustainability, environmental and social matters that could impact the Company, the environment or the communities in which the Company operates.

Annual Report and Accounts 2021

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Directors' Report

Board and committee meeting attendance

Board and committee meeting attendance in 2021	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Number of meetings held	**7**	**7**	**6**	**6**
Directors				
Max Chiara	7/7	-	-	-
Alberto Dessy	7/7	7/7	6/6	-
Marco Drago	4/7	-	-	-
James McCann	7/7	-	-	6/6
Heather McGregor	7/7	7/7	-	-
Lorenzo Pellicioli	7/7	-	-	-
Samantha Ravich	7/7	-	6/6	6/6
Vince Sadusky	6/7	7/7	-	-
Marco Sala	7/7	-	-	-
Gianmario Tondato Da Ruos	5/7	-	6/6	-
Former Directors who served for part of that year				
Beatrice Bassey[(1)]	3/3	-	-	3/3

(1) Beatrice Bassey stood down from her position as a Director at the conclusion of the AGM on May 11, 2021, and consequently retired as a member of the Nominating and Corporate Governance Committee.

There are at least five scheduled meetings for the Board and each committee each year (six for the Nominating and Corporate Governance Committee and the Audit Committee, respectively), and additional meetings are called as necessary. The attendance at Board and committee meetings during 2021 is expressed as the number of meetings attended out of the number that each Director was eligible to attend. Where a Director is unable to attend a Board or committee meeting, copies of all papers are still received in advance. The chairpersons of the Board and each committee, as well as the Lead Independent Director, are available for individual consultation between meetings and to provide briefing on any relevant outcomes from a Board or committee meeting should a Director be unable to attend. Executive sessions for all Directors or committee members (as the case may be) with no management in attendance, as well as Independent Director sessions, are regularly held at the end of each meeting to, among other things, summarize the outcome of the meeting and plan actions for the next one, which can be easily shared with absent participants.

Board and committee evaluation

The effectiveness of the Board is vital to the success of the Company. The Board undertakes a rigorous self-evaluation process each year to assess how the Board, its committees and each individual Director is performing. The evaluation in 2021 was undertaken by way of an internal questionnaire, supported by discussions with the Nominating and Corporate Governance Committee, the independent Directors and the full Board. Any items of note that result from the questionnaire or subsequent discussions are followed up on by the Board or relevant committee.

The Board and committee self-evaluation in 2021 revealed that the Board is generally satisfied with its performance, and there was almost absolute satisfaction that the Board had supported and continues to support management through the COVID-19 pandemic. Also, each Director reported being satisfied with their individual performance, and there was general satisfaction over the decision-making process, the size and composition of the Board (and potentially reverting to an 11-member Board while driving greater diversity), Board's culture and ethics, and the number and type of committees to assist with performance of the Board's obligations. The Directors were also satisfied with the Board's role and performance in carrying out its responsibilities, noting there could be further improvement on its role in financial and business strategy planning. Succession and selection processes for the Board and senior executives remain an area for potential improvement.

The Directors were generally satisfied with the annual evaluation process and that the issues raised following the annual directors' evaluation conducted in 2020 were adequately addressed. While an external facilitator was not seen as necessary for the 2021 self-evaluation process, the Nominating and Corporate Governance Committee will consider whether an externally facilitated self-evaluation and other supplementary means to evaluation are desired for the next review.

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Directors' Report

ADDITIONAL DISCLOSURES

Matters reported in the Strategic Report

The Strategic Report sets out those matters required to be disclosed in the Directors' Report which are considered to be of strategic importance:

- Likely future developments of the Company (see "Business model" and "Strategy" from pages 9 and 10, respectively);
- Research and development (see "Research & Development (R&D)" on page 17);
- Employee: Diversity and Inclusion; Equal employment, Communication, and Employee involvement in Company's performance (see "Employee" from page 34);
- Engagement with employees and consideration of employees' interests (see Section 172 Statement, "Key decisions" and "Our stakeholders" from page 37);
- Engagement with suppliers, customers and others (see Section 172 Statement, "Key decisions" and "Our stakeholders" from page 37); and
- Greenhouse gas emissions and energy consumption (refer to "Environment" from page 33).

The Directors' Report should be read in conjunction with the Strategic Report, the Directors' Remuneration Report and other sections of this Annual Report and Accounts, all of which are incorporated into this Directors' Report by reference.

General information

The Parent is a public company limited by shares, incorporated in the United Kingdom and is registered in England and Wales with registered number 09127533. The address of the Parent's registered office is 2nd Floor Marble Arch House, 66 Seymour Street, London, England, W1H 5BT.

Branches

As the Company is a global business, there are activities operated through many jurisdictions. In 2021, the Company was active in over 100 countries and had 29 branches.

Directors' interests

The Directors have interests in the Parent's ordinary shares as detailed in the Directors' Remuneration Report of this Annual Report and Accounts.

Directors' indemnities

In accordance with the Articles and to the extent permitted by law, (i) the directors and officers of the Parent or any of its associated bodies corporate (within the meaning of the Articles) are granted qualifying third party indemnity provisions for the purposes of the CA 2006 in respect of liability incurred as a result of their office, and (ii) the directors of the Parent are granted qualifying pension scheme indemnity provisions for the purposes of the CA 2006 in respect of liability incurred as a result of the Company's activities as a trustee of an occupational pension scheme. These provisions were in force during the financial year ended December 31, 2021 and up to the date of this Annual Report and Accounts.

In addition, the Parent maintained a directors' and officers' liability insurance policy throughout the year to cover against certain legal liabilities and costs for claims incurred in respect of any act or omission in the execution of their duties.

Political donations and political expenditure

During the year ended December 31, 2021 subsidiaries of the Parent made various forms of contributions (i.e. political (where permissible), charitable donations, membership dues, and sponsorships) to entities in the U.S. and a single event sponsorship to the Italian Embassy in the U.S. (Washington, DC) that have charitable, social welfare, trade and business sector, or political affiliations and missions. Some of these organizations and entities have affiliations with government officials. These contributions totaled $1.8 million in the U.S. The Company has fully complied with jurisdictional reporting requirements for these contributions and such contributions are permissible under applicable laws.

The Company's policy is that no political donations will be made and no political expenditure will be incurred outside the U.S. or Canada.

Other than as set forth above, neither the Parent nor any of its subsidiaries for the year ended December 31, 2021:

- Made any donations to a registered political party or other political organization or any independent election candidate in or outside the U.K.; or
- Incurred any political expenditure in or outside the U.K.

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Directors' Report

Share capital

The issued share capital of the Parent as of March 10, 2022, is $20,588,057 and £50,000, consisting of 205,878,508 ordinary shares of $0.10 each (of which 2,490,574 shares were held in treasury), 205,878,508 special voting shares of $0.000001 each, and 50,000 sterling non-voting shares of £1 each.

The special voting shares carry 0.9995 votes each (compared to 1 vote for each ordinary share) and are held at all times by a nominee appointed by the Parent. Shareholders who maintain their ownership of ordinary shares continuously for at least three years are eligible to elect to direct the voting rights in respect of one special voting share per ordinary share held for such period, provided that such shareholders meet certain conditions set out in the Parent's Loyalty Plan (details of which are available at www.IGT.com). Once those conditions have been met and that eligible shareholder has successfully elected to participate in the Loyalty Plan, that shareholder will have the voting power of the equivalent of 1.9995 votes for each ordinary share held. The special voting shares and ordinary shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes. Further details of the special voting shares and the rights attaching to them are set out in the Articles.

As of March 10, 2022, De Agostini had an economic interest of approximately 50.9% (excluding treasury shares) in the Parent and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest in the Parent of approximately 65.4% of the total voting rights (excluding treasury shares).

The Directors were authorized, at the 2021 AGM, to allot ordinary shares in the capital of the Company up to a maximum nominal amount of $6,828,552.20 and up to a further maximum nominal amount of $6,828,552.20 where the allotment is in connection with an offer by way of a rights issue, in each case representing approximately one third of the nominal value of the ordinary shares in issue on March 24, 2021, for a period expiring at the end of the next AGM (or if sooner, August 10, 2022). The Directors are requesting a new authority for the Parent to allot ordinary shares in the capital of the Company at the forthcoming AGM in line with the Investment Association Share Capital Management Guidelines.

Share repurchase

The Parent obtained shareholder authority at the 2021 AGM to purchase a maximum of 10% of the aggregate issued ordinary shares of $0.10 in the Parent as of March 24, 2021, amounting to 20,485,656 shares. This authority will expire at the end of the next AGM (or if sooner, on November 10, 2022).

On November 16, 2021, the Company announced a $300 million multi-year share repurchase program, pursuant to which repurchases will be made pursuant to repurchase contracts entered into with counterparties approved by shareholders.

From the commencement of the repurchase program in November 2021 up to December 31, 2021, the Parent bought back 1,500,000 ordinary shares of $0.10 each (representing 0.73% of the issued ordinary shares as of December 31, 2021) for a total consideration of approximately $40.8 million, in accordance with shareholder authority obtained at the 2021 AGM. All 1,500,000 ordinary shares repurchased in the year ended December 31, 2021 were transferred into treasury. For further information, please see Note 20, Shareholders' Equity to the Consolidated Financial Statements.

The Directors are requesting a new authority at the forthcoming AGM in line with the Investment Association Share Capital Management Guidelines.

Dividends

There were no recommended dividend payments for approval by shareholders for the period January 1, 2021 to December 31, 2021.

The Company paid dividends of $41 million to shareholders and $91 million to non-controlling shareholders for the year ended December 31, 2021. For further information, please see Note 20, Shareholders' Equity to the Consolidated Financial Statements.

Financial risk management objectives and policies

The Company's activities expose it to a variety of market risks including interest rate risk and foreign currency exchange rate risk. The Company's overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages its exposure to such risks both centrally and at the local level, as appropriate, as part of its overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on its results of operations and financial position.

Depending upon the risk assessment, the Company uses selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising

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Directors' Report

from its operations and sources of financing. The Company's policy is not to enter into such contracts for speculative purposes.

Further disclosures relating to financial risk management objectives and policies, as well as disclosures relating to exposure to interest rate risk and foreign currency exchange rate risk, are described in Note 10, Financial Risk Management to the Consolidated Financial Statements. The Company's accounting policies regarding derivatives and hedging are described in Note 2, Summary of Significant Accounting Policies to the Consolidated Financial Statements.

Going concern

The current activities of the Company and those factors likely to affect its future development, together with a description of its financial position, are described in the Strategic Report. Principal risks and uncertainties affecting the Company are described in the Principal Risks and Uncertainties section of the Strategic Report. Critical accounting estimates affecting the carrying values of assets and liabilities of the Company are discussed in Note 2, Summary of Significant Accounting Policies to the Consolidated Financial Statements.

Having reviewed management's forecasted operating results, forecasted cash flows, forecasted net debt, and forecasted funds available on the Revolving Credit Facilities, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and therefore will be well placed to manage its business risks successfully.

Accordingly, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements contained in this Annual Report and Accounts.

Subsequent events

On February 25, 2022, the Parent's wholly-owned subsidiary, IGT Lottery S.p.A., signed a definitive agreement to sell its Italian proximity payment business to PostePay S.p.A. – Patrimonio Destinato IMEL, an entity of the Italian postal service provider group, for €700 million. The transaction is subject to customary closing conditions and regulatory approvals and is expected to close during the third quarter of 2022.

Statement of Directors' responsibilities

The Directors are responsible for preparing the Strategic Report, Directors' Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and regulations.

The CA 2006 and its associated regulations require directors to prepare financial statements for each financial year. Under the CA 2006, the Directors have prepared the consolidated financial statements in accordance with international accounting standards in conformity with the requirements of the CA 2006 and the Parent financial statements in accordance with the U.K. Generally Accepted Accounting Practice (U.K. Accounting Standards, comprising FRS 101 "Reduced Disclosure Framework", and applicable law). Under the CA 2006, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Parent and the Company and of the profit or loss of the Parent and the Company for that period. In preparing these financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- State whether applicable international accounting standards in conformity with the requirements of the CA 2006 have been followed for the consolidated financial statements and U.K. Accounting Standards, comprising FRS 101, has been followed for the Parent financial statements, subject to any material departures disclosed and explained in the financial statements;
- Make judgments and accounting estimates that are reasonable and prudent; and
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Parent and the Company will continue in business.

The Directors are also responsible for safeguarding the assets of the Parent and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent's and the Company's transactions and disclose with reasonable accuracy the financial position of the Parent and the Company at any time and enable them to ensure that the financial statements comply with the CA 2006.

The Directors are also responsible for the maintenance and integrity of the Parent's website. Legislation in the U.K. governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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Disclosure of information to the auditor

In accordance with section 418 of the CA 2006, each of the Directors confirms that:

- So far as such Director is aware, there is no relevant audit information of which the Company's auditor is unaware; and
- Such Director has taken all the steps that he or she ought to have taken as a director in order to make him or her aware of any relevant audit information, and to establish that the Company's auditor is aware of that information.

Independent auditors

The auditors, PricewaterhouseCoopers LLP, has indicated its willingness to continue in office and a resolution concerning its re-appointment will be proposed at the forthcoming AGM.

This Directors' Report was approved by the Board on March 10, 2022 and signed on its behalf by:

Vincent Sadusky
Chief Executive Officer
March 16, 2022

Annual Report and Accounts 2021

Page | 59

Directors' Remuneration Report

ANNUAL STATEMENT



Dear Recipient,

As the chairperson of the Compensation Committee (the "Committee"), I am pleased to present the Directors' Remuneration Report for the financial year ended December 31, 2021, prepared in accordance with relevant legal requirements, in particular Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended. This report consists of three sections:

- This Annual Statement, which summarizes the work of the Committee, our approach to Directors' remuneration, and the activities of the Committee in the year;
- The Remuneration Policy, which sets out our Directors' Remuneration Policy approved by the shareholders at the 2021 AGM. The policy will last for three years from the 2021 AGM or until another remuneration policy is approved in a general meeting; and
- The Remuneration Report, which presents the payments and awards made to Directors, details the link between the Parent's performance and remuneration for the 2021 financial year, and explains how the Remuneration Policy was implemented in the financial year under review. The Remuneration Report is designed to demonstrate the link between the Company's strategy, its performance and the remuneration outcomes of our Directors and particularly those of our Executive Director and former CEO, Marco Sala, and our Executive Director and Executive Vice President and CFO, Max Chiara.

The Remuneration Report, together with this Annual Statement, is subject to an annual advisory shareholder vote at the forthcoming AGM and does not affect the actual remuneration paid to an individual Director.

Remuneration program

In order to ensure that our remuneration program remains competitive and appropriate within the global markets where we compete for directors and executive talent, the Committee continues to review IGT's remuneration structures. Among other things, the reviews take into account the additional director responsibilities involved with service on the board of a public limited company incorporated under the laws of England and Wales, listed on the NYSE, subject to the SEC reporting requirements, and subject to extensive gaming licensing requirements in numerous jurisdictions as compared with other companies that are listed and incorporated solely in the U.K., as well as external emerging trends in corporate governance.

The Committee further evaluates and looks for opportunities to align the Company's remuneration structures with shareholder expectations and governance trends. We are sensitive to U.K. corporate governance practices and remuneration policies, and recognize that some aspects of our remuneration arrangements may not be consistent with these practices and policies given our global footprint, our listing on the NYSE, and our need for global talent.

The Committee values shareholder and investors feedback, and will take into consideration feedback received, including views and votes received in relation to resolutions brought forward at the AGM each year, as part of the ongoing review and evaluation of the Company's remuneration practices to ensure that such practices continue to reinforce IGT's long-term strategy and remains closely aligned with shareholders' interests.

Remuneration highlights

Executive Directors

Below are the highlights of the remuneration related circumstances that impacted our Executive Directors during 2021:

Performance achievements - short-term incentive ("STI") compensation plan ("STIP")

The Company exceeded its objectives for all three key financial metrics - Consolidated Adjusted EBITDA, Consolidated Adjusted Operating Income, and Net Debt - with respect to the 2021 STIP. Financial metrics comprise 80% of the targeted STI value, with the remaining 20% earned based on the achievement of Management By Objectives ("MBOs"). The Executive Directors' MBO achievement was scored as between target and maximum, and validated and approved by the Committee and Board at the February 2022 meeting.

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Performance achievements - long-term incentive ("LTI") compensation plan ("LTIP")

The Committee reviewed performance achievement of the outstanding 2019-2021 LTI awards against established metrics at the February 2022 Committee meeting and determined that the performance metrics did not meet threshold achievement and, therefore, no 2019-2021 LTI awards vested for Executive Directors or other eligible employees.

2021 LTI awards

As a result of COVID-19's impact on business operations, the Committee approved two separate LTI performance share unit awards to eligible participants, including the Executive Directors; the first with a two-year performance period (2021-2022), and the second with a three-year performance period (2021-2023).

2021 Co-Investment Plan

During 2021, the Committee implemented a co-investment plan for the former CEO based on several performance factors and awards, further details and vesting conditions of which are set out in the Remuneration Report.

Non-Executive Directors

There were no substantial changes to the Non-Executive Directors' remuneration during 2021.

Other highlights

The Committee approved a $15 million discretionary give-back bonus to a global population of employees not otherwise eligible to participate in the Company's STIP in the form of a one-time discretionary cash bonus of 5% of base salary. Eligible employees hired prior to June 30, 2020, and who remained continuously employed with the Company, were paid in December 2021.The award represented a portion of the savings achieved by the Company through cost reduction initiatives implemented during 2020 and 2021 in response to the pandemic.

In conclusion

The year ahead will likely be another exciting one as we look to continue to enhance our alignment of pay with the Company's strategy.

I would like to thank our shareholders for their continued support during the year. We continue to welcome your feedback as we remain committed to open and transparent dialogue with shareholders and we hope to receive your support at the forthcoming AGM.

Gianmario Tondato Da Ruos

Chairperson of the Compensation Committee

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REMUNERATION POLICY

In this part of the Director's Remuneration Report, we set out the Remuneration Policy that was approved at the AGM held on May 11, 2021 and took effect immediately thereafter. The Remuneration Policy can also be found within our 2020 Annual Report and Accounts (pages 62 to 75) which is available at the Investor Relations section of the Company's website (www.IGT.com). The policy will remain in effect until shareholders approve changes to the policy or until a new policy is put before shareholders for approval at the 2024 AGM, whichever is sooner.

The Remuneration Policy begins with the Executive Director and Non-Executive Director Remuneration Policy tables and narrative, and is followed by an outline of remuneration structures.

Setting the Remuneration Policy

The Committee is constituted to assist the Board in discharging its responsibilities relating to the compensation of the Company's CEO and other executive officers and Directors. The Committee, which is made up of independent Non-Executive Directors, was mindful in its deliberations on the Remuneration Policy of any potential conflicts of interest (e.g. in accordance with the Committee's charter, no member of the Committee shall act to fix his or her own compensation except for uniform compensation to directors for their service as directors), and sought to minimize them through an open and transparent internal discussion process and by seeking independent advice from its external advisors where necessary.

The Committee undertakes a review of the Remuneration Policy periodically, taking into account all elements of remuneration together to ensure the Remuneration Policy, as a whole, continues to position the Company to be able to provide competitive compensation to existing and prospective directors which is aligned to market practice, while ensuring the appropriate balance of fixed remuneration with variable remuneration tied to the achievement of the Company's strategic goals and growth objectives. In preparation for the review of our Remuneration Policy, the Committee:

- Considered how the current Remuneration Policy related to and supported the Company's strategy, and formed its own views on the changes required to the current Remuneration Policy to align with the strategy and to be consistent with the Company's desired level of business risk;
- Considered the impact of applicable law and regulations, corporate governance standards, best practice and guidance issued by regulators and other interested parties, including proxy advisors;
- Considered views from shareholders on past Remuneration Reports;
- Considered the remuneration practices found in other companies of comparable size and industries, and markets in which IGT competes for talent at the senior executive level, particularly in the United States and Italy;
- Considered the wider workforce remuneration structure to ensure the approach to executive remuneration is consistent; and
- Consulted with legal and compensation advisors and relevant members of the Company's senior management on the proposed changes to the current Remuneration Policy.

The structure of the Company's remuneration program is outlined in the Annual Statement of this Directors' Remuneration Report. The Committee, when determining the Remuneration Policy, strives to ensure that the Company's remuneration structures:

- Attract, retain, and motivate high caliber directors globally;
- Support the delivery of the Company's strategic and business objectives;
- Reflect the global operating model of the Company whilst taking account of governance best practices;
- Promote a strong and sustainable performance culture;
- Align the interests of directors with those of the shareholders;
- Are transparent and easily understood; and
- Are flexible and accommodating to attract and retain talent in different geographies.

Consideration of employment conditions

When determining remuneration arrangements for the Directors, the Committee takes into account compensation and employment conditions throughout the Company, those of our global peer companies, performance and market trends and practices to evaluate whether the structure and quantum of the Directors' pay opportunities remain appropriate in this context. The Committee receives periodic updates from the People and Transformation (HR) department on the overall remuneration structures and policies for senior executives with support from compensation advisors, including benchmarking the Company's senior executive remuneration with peer companies. We do not consult with employees on the Remuneration Policy.

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At other levels of the Company, employees receive a remuneration package that is reflective of their role and responsibilities, set by reference to relative remuneration throughout the Company and external market data, where applicable. Employees at an executive level will typically have a greater emphasis on performance-related and long-term pay compared to those below this level. Annual incentives may be payable based on performance measures which are suitable to the nature and responsibility of the role. This is considered when determining the policy for Executive Directors.

Consideration of shareholder views

The Committee values shareholder feedback when forming the Remuneration Policy. There are established processes in place whereby our management and our investor relations team meet periodically with investors and shareholders either at their request or at industry events to discuss and gather feedback, which is formally presented to the Committee and Board for ongoing evaluation of the Company's strategy and governance practices, including remuneration practices. To date, remuneration has not been a significant topic raised by shareholders as a part of this process and, therefore, no specific views have been taken into account. The Committee also reviews shareholder views and votes received in relation to resolutions brought forward at the AGM each year and takes these into account when developing remuneration and related policy.

Summary of key changes from the previous policy

While the structure of the 2019 Remuneration Policy has been retained, the Committee has updated and clarified a number of elements of the Remuneration Policy to better enable the Company to compete for, attract and retain executive talent to support the long-term interests of the Company and its stakeholders and further align to U.K. best practices. Key changes include the following:

- Clarifying the broad, global nature of the market in which the Company competes for executive talent, particularly in the United States and Italy, to tailor the remuneration to meet these needs;
- Defining the benefits and pension programs, which are tailored to the market in which the executive is employed or resides;
- Clarifying the different levels at which bonus may be paid;
- Setting out the process for considering shareholder views;
- Clarifying the factors taken into consideration when setting remuneration for new recruits;
- Clarifying the awards typically granted under the Long Term Incentive Plan and increasing the maximum values associated with such awards aimed to provide the Committee with added flexibility to align our compensation opportunity with market practice;
- Clarifying the purpose of the different components of remuneration; and
- Identifying the typical division of performance targets between financial and non-financial targets.

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Future Policy Table

The table on the following pages sets out the Remuneration Policy for Executive Directors and Non-Executive Directors, explaining how each element operates and how each part links to the corporate strategy.

Executive Directors

An Executive Director plays a key role in the management and success of a company. The Remuneration Policy and structures are designed to promote these combined roles, to incentivize the delivery of sustained performance consistent with the Company's strategic goals and appropriate risk management, and to reward success in doing so.

Fixed Pay: Base Salary	
Purpose and Link to Strategy	To pay a salary that (1) reflects the role, responsibilities, experience and knowledge of the individual; (2) is competitive with other employers with whom the Company competes for talent, including companies in our industry, other complex industries, companies of comparable size, and in the geographies in which the Company operates; and (3) allows the Company to attract and retain appropriate Executive Directors to support the long-term interests of the Company.
Operation	Base salaries are set taking into account: • The individual's skills, experience and current remuneration package; • The size and scope of the role; • Salary and total remuneration levels at similar sized companies; and • Remuneration of other executives and group employees. Salaries are reviewed annually by the Committee.
Performance Conditions	There are no performance conditions.
Maximum Opportunity	There is no set maximum salary given the global market in which the Company competes for talent; however, the Company annually reviews salaries of global companies in similar industries, of similar size and with similar complexities to ensure Executive Director salaries are within a market competitive range. The maximum opportunity for an increase in base salary on an annual basis is 10% of that year's annual base salary. Increases may be made above this level up to 20% of that base salary in exceptional circumstances, such as: • Where an individual is brought in on a lower salary with the intention of increasing the salary level gradually dependent on performance in the role; • There is a material increase in the size and scope of the role; and • Market practice has evolved to mean that the salary is no longer considered to be competitive. Personal performance is taken into account when considering base salary increases.
Recovery or Withholding	There is no provision for recovery.

Fixed Pay: Benefits	
Purpose and Link to Strategy	To provide market competitive benefits to enable Executive Directors to undertake their role through ensuring well-being, security and access to the support and resources necessary or appropriate to perform their role as expected by the Company.
Operation	Executive Directors receive a range of benefits, which may vary by location and be tailored to reflect market practice. These may include, but are not limited to, private medical insurance, private dental insurance, life and permanent disability insurance, travel indemnity, tax preparation services, tax equalization, housing and car allowances or a cash perquisite allowance in lieu of housing, car or other allowances. In line with the policy for other employees, Executive Directors may be eligible to receive relocation allowances and transfer-related benefits as appropriate. Where an Executive Director incurs expenses in the ordinary conduct of business and such expenses give rise to tax, the Company may reimburse the director for any tax for which the director may be liable. Benefits are reviewed regularly but not on a pre-determined schedule.
Performance Conditions	There are no performance conditions.

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Maximum Opportunity	There is no maximum level of benefits. However, Executive Directors generally participate in the same level of medical, dental and other health and welfare programs of the workforce in the jurisdiction, adjusted to accommodate statutory requirements, market practice and/or job level. Life insurance of up to 4 times base salary, payable on death in service. Cash perquisite allowances may be offered to Executive Directors in lieu of other allowances. Such allowances do not exceed $100,000 on an annual basis.
Recovery or Withholding	There is no provision for recovery.

Fixed Pay: Pension	
Purpose and Link to Strategy	To provide Executive Directors an appropriate level of savings for their retirement which is motivating and appropriately competitive within the relevant labor market.
Operation	Executive Directors are offered the same or similar pension schemes which are offered to the workforce in the jurisdiction in which they are employed or likely to retire. All pension schemes are defined contribution and no defined benefit arrangements are offered to Executive Directors. Contribution levels may vary by jurisdiction to accommodate statutory requirements, market practice and/or job level of the individuals.
Performance Conditions	There are no performance conditions.
Maximum Opportunity	Maximum opportunities vary by jurisdiction and job level; however, the Company provides pension schemes which are aligned with market practice of the employing jurisdiction. Subject to compliance with specific jurisdictional requirements which may change from time to time, annual employer contributions are no higher than 42.5% of base salary or a combination of fixed remuneration and annual bonus.
Recovery or Withholding	There is no provision for recovery.

Variable Pay: Annual Bonus	
Purpose and Link to Strategy	To align a component of remuneration with the achievement of Company performance measured against predetermined annual financial and strategic objectives.
Operation	The annual bonus is performance-based, and performance is assessed over one year. Annually the Committee determines the appropriate financial and individual performance metrics utilized in the program based on the Company's short-term objectives. The Committee approves the threshold, target and maximum performance measures for these metrics, which will generally align with the Company's annual financial and strategic plan, as well as the coinciding payouts at each level of achievement. Upon completion of the fiscal year, the Committee reviews and certifies the performance achievement against each of the performance measures and resulting payments under the plan. The annual bonus does not generally have any additional vesting or deferral period.
Performance Conditions	Performance measures, weightings and targets will be set annually based on the Company's short-term objectives. Generally 80% of the bonus will be based on financial performance measures which may include, but are not limited to, profitability, cash flow, liquidity or balance sheet metrics. Details of the measures, weightings and targets applicable to the annual incentive bonus for each year, including a description of how they were chosen and whether they were met, will be disclosed retrospectively in the annual report on Directors' remuneration for the relevant financial year (subject to commercial sensitivity).
Maximum Opportunity	The ongoing maximum annual bonus target opportunity will be limited to 300% of base salary.

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	Threshold performance will result in a pay out of up to 25% of maximum and on-target bonus will pay out up to 50% of maximum. Payouts under the plan will not exceed the following: • Below threshold: 0% of target • Threshold: 50% of target • Target: 100% of target • Maximum: 200% of target The Committee retains discretion to increase or reduce pay-outs (including to nil) based on an assessment of regulatory conduct and general Company performance over the performance period, subject always to the maximum payout and to ensure that the rewards properly reflect business performance.
Recovery or Withholding	The Company has implemented an executive compensation recoupment policy pursuant to which incentive compensation may be recouped in certain instances, such as a material restatement of the Company's financial statements resulting from material noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. The executive compensation recoupment policy may be amended from time to time by the Board or a committee thereof.

Variable Pay: Long-Term Incentive Plan ("LTIP")	
Purpose and Link to Strategy	Long-term incentive compensation is designed to: (1) balance and align the interests of Executive Directors and shareholders; (2) reward Executive Directors for demonstrated leadership and performance aimed towards the creation of shareholder value; (3) increase equity holding levels; (4) align with competitive levels of compensation opportunity within our peer group; and (5) support in attracting, retaining and motivating Executive Directors.
Operation	Annual LTIP awards are usually granted in the form of performance-based restricted share units ("PSUs"), but time-based restricted share units, restricted stock, stock options, performance-based stock options, share appreciation rights or any combination thereof may also be granted. Awards granted under the LTIP have a vesting period of at least one year. Performance-based awards normally have a three-year performance-period aligned with the fiscal year and vest in two equal tranches approximately three- and four-years after the grant date, subject to achievement of pre-established performance conditions. Award levels and the framework for determining vesting are reviewed annually. Executive Directors must hold all of the net settled shares they receive under the LTIP for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, **provided that** the relevant director meets his or her holding requirements under the Share Ownership Guidelines, a summary of which is included in the Directors' remuneration report. Separately, the Share Ownership Guidelines require Executive Directors to hold a certain amount of shares for a period of up to two years after cessation of service. The Committee has discretion to amend the terms and conditions of any award within the limits of this policy and the terms of the award agreement.
Performance Conditions	Performance measures, weightings and targets for the entire performance period of the LTIP awards are set annually prior to the award date, align with the Company's operating and strategic priorities for the upcoming performance period. Typically, all of the performance measurements are financial or market-based in nature including, but not limited to profitability, cash flow, liquidity, other balance sheet or shareholder return measures.

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	Details of the measures, weightings and targets applicable to the annual LTIP program for each year will be disclosed retrospectively in the annual report on Directors' remuneration in the year following the completion of the performance period (subject to commercial sensitivity).
Maximum Opportunity	The maximum target is 800% of base salary measured at the award's grant date. Payouts under each LTIP will not exceed the following: • Below threshold: 0% of target • Threshold: 50% of target • Target: 100% of target • Maximum: 200% of target The Committee retains discretion to increase or reduce pay-outs (including to nil) based on an assessment of regulatory conduct and general Company performance over the performance period, subject always to the maximum payout and to ensure that the rewards properly reflect business performance, as adjusted to reflect fluctuations in the applicable currency exchange rate, non-recurring items such as acquisitions and disposals and other extraordinary circumstances.
Recovery or Withholding	The Company has implemented an executive compensation recoupment policy pursuant to which incentive compensation may be recouped in certain instances, such as a material restatement of the Company's financial statements resulting from material noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. The executive compensation recoupment policy may be amended from time to time by the Board or a committee thereof.

Variable Pay: Co-investment plan	
Purpose and Link to Strategy	Co-investment plans are designed to: (1) balance and align the interests of Executive Directors and shareholders; (2) reward for demonstrated leadership and performance aimed towards the creation of shareholder value; (3) as an incentive for Executive Directors to achieve one or more specified performance targets; (4) increase equity holding levels; and (5) provide Executive Directors with a commitment to hold a minimum number of shares in the Company for a period as determined by the Committee.
Operation	A co-investment plan is performance-based and is generally granted once every three years. Typically, a co-investment plan award coincides with an Executive Director's reappointment to the Board. Under a co-investment plan, the Company may issue and/or grant options over shares, share appreciation rights, restricted shares, restricted share units, performance units, performance shares or other share-based awards or any combination thereof. Typically, the Company matches the co-investment plan participant's commitment to hold shares on a 1:1 ratio. Awards vest after the performance period, typically subject to: (1) achievement of pre-established performance metrics; (2) the Executive Director continuing to hold the specified number of shares during the performance period; (3) the Executive Director reinvesting up to 50% of net shares received subject to the plan in the next cycle of co-investment plan, if requested to do so; and (4) the Executive Director continuing to serve as a Director on the Board during the performance period. Options vested under a co-investment plan generally expire four years after the vesting date.

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	Executive Directors must hold all of the net settled shares they receive under a co-investment plan for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, **provided that** the relevant director meets his or her holding requirements under the Share Ownership Guidelines, a summary of which is included in the Directors' remuneration report. Separately, the Share Ownership Guidelines require Executive Directors to hold a certain amount of shares for a period of up to two years after cessation of service. The Committee has discretion to amend the terms and conditions of any co-investment plan within the limits of this policy and the terms of the relevant agreement.
Performance Conditions	Performance measures, weightings and targets for the entire performance period of a co-investment plan are set at the time of grant. Typically, at least 80% of the performance measurements are financial or market-based in nature including, but not limited to profitability, cash flow, liquidity, other balance sheet or shareholder return measures. Details of the measures, weightings and targets applicable to a co-investment plan will be disclosed retrospectively in the annual report on Directors' remuneration in the year following the completion of the performance period (subject to commercial sensitivity).
Maximum Opportunity	There is no over-riding maximum opportunity for the co-investment plans. The Committee sets a target (which may include different levels of achievement) for each co-investment plan in its discretion on grant, and awards vest if the applicable performance conditions are met.
Recovery or Withholding	The Company has implemented an executive compensation recoupment policy pursuant to which incentive compensation may be recouped in certain instances, such as a material restatement of the Company's financial statements resulting from material noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. The executive compensation recoupment policy may be amended from time to time by the Board or a committee thereof.

Non-Executive Directors

Fixed pay: Fees	
Purpose and Link to Strategy	To attract and retain high-calibre individuals, with appropriate experience or industry-related skills, by offering market competitive fee levels.
Operation	Non-Executive Directors receive a basic fee for their Board services. Additional fees may be paid in relation to additional responsibilities including: • The role of the Chairperson; • The role of Lead Independent Director; • Chairing the Audit, Compensation and Nominating and Corporate Governance Committees and any other Board committees as may be established from time to time; and • Carrying out specific and/or ad hoc projects or tasks. The fee of the Chairperson is set taking into account the individual's circumstances, skills and experience, the scope of the role and the needs and circumstances of the Company. Non-Executive Director fees are set taking into account market practice levels and commitment required of the Directors in connection with, but not limited to, regulatory and licensing procedures. Fees are reviewed annually by the Committee. Expenses incurred in the course of duties may be reimbursed by the Company. Certain benefits, including statutory pension contributions, may be payable by virtue of the payment of fees and the grant of equity awards, depending on the location of the Non-Executive Director.
Performance Conditions	There are no performance conditions.

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Maximum Opportunity	There are no set maximum fees; however, fee levels of peer companies will be taken into account when considering increases. The maximum opportunity for an increase in fees on an annual basis is 10% of that year's annual fees rising to a maximum of 20% of those fees in exceptional circumstances, as determined by the Committee in its sole discretion. Current fee levels are set out in the annual report on Directors' remuneration.
Recovery or Withholding	There is no provision for recovery.

Fixed pay: Equity Awards	
Purpose and Link to Strategy	To reward Non-Executive Directors for continued service, whilst aligning Non-Executive Directors with shareholders through linking an element of compensation to share performance.
Operation	Typically, each Non-Executive Director is granted a time-vesting restricted share unit ("RSU") award, generally unconnected to the performance of such Non-Executive Director. The Committee retains the discretion to grant equity awards to Non-Executive Directors as permitted under the Company's Long Term Incentive Plan. An RSU award is normally granted to each existing Non-Executive Director annually and to a new Non-Executive Director at the time of appointment. The number of RSUs covered by each award is generally determined by dividing (i) the Annual Grant Value (the current level of which is set out in the annual report on Directors' remuneration) by (2) the closing price of an ordinary share as of the date of grant, prorated accordingly in respect of grants made to new Non-Executive Directors. There is no set maximum for the Annual Grant Value, but the Committee determines the amount based on its periodic benchmarking of compensation for the Non-Executive Directors. Awarded units normally vest at the next annual general meeting of the Parent after grant date, subject to continued service of the Non-Executive Director as a Director on the Board. Equity awards do not have a post-vest holding or deferral requirement. Instead, the Company maintains Share Ownership Guidelines, which require the Non-Executive Director to maintain a level of share ownership measured as a multiple of base fee. A summary of the Share Ownership Guidelines is included in the Directors' remuneration report. Award levels and the framework for determining vesting are reviewed periodically, generally every one or two years. The Committee has discretion to amend the terms and conditions of any award within the limits of this policy and the terms of the award agreement.
Performance Conditions	There are no performance conditions.
Maximum Opportunity	The maximum target is 100% of the grant value. The maximum increase of the Annual Grant Value on an annual basis is 10% of that year's Annual Grant Value, rising to a maximum of 20% of that year's Annual Grant Value in exceptional circumstances, as determined by the Committee in its sole discretion.
Recovery or Withholding	Awards made to Non-Executive Directors may be recouped in certain instances, such as error in calculation or fraud, and the RSUs are generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Such recoupment policy may be amended from time to time by the Board or a committee thereof.

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Notes to the Future Policy Table

Performance measures and targets

Each year, the Committee gives careful consideration to the performance measures that should apply to incentives.

- For the annual bonus, the Committee considers that a combination of financial measures relating to the Company's strategic objectives and business strategy and individual financial measures, is most appropriate for assessing performance over the short to medium term. Other non-financial measures, including customer, people, and culture, and encompassing environmental, social and governance aspects, may be used in combination with the aforementioned measures.
- For the LTIP and the co-investment plan, the Committee considers that financial or market performance metrics, including shareholder return, profitability, cash flow and certain balance sheet metrics, provide the optimum balance to assess the long-term financial performance of the Company and growth in shareholder returns on an absolute and relative basis. Non-financial measures, including customer, people and culture, and encompassing environmental, social and governance aspects, may be used in combination with financial measures.

The Committee reserves the right to amend, introduce and/or remove performance measures and targets for awards as it considers appropriate, subject to the rules of the relevant plan and any legal or regulatory restrictions.

Remuneration policy for other employees

While our Remuneration Policy follows the same fundamental principles across the Company, packages offered to employees reflect differences in market practice in the different countries, role and seniority.

Like the Executive Directors, employees at management level and above receive a fixed salary and may receive a variable annual bonus. The annual bonus differs between employee levels of seniority: the Executive Directors and senior management employees are generally subject to an 80% bonus weighting as to financial results and a bonus weighting of 20% based on personal performance. The annual bonus is paid out on an annual basis subject to the financial results of the Parent and the personal performance of each employee. Manager and above level employees in general also participate in the same annual bonus plan. The percentage of the plan allocated to financial and individual objectives varies by level. Target as a percentage of base salary also varies by level.

Eligible employees participate in the same LTIP as the Executive Directors or such other long-term incentive plans as may be adopted by the Committee from time to time.

Employees, other than the Executive Directors, are not eligible to participate in the co-investment plan, which is specifically aimed at Executive Directors.

Approach to recruitment remuneration

The Company operates in a complex, global and specialized sector and competes for talent on a global basis and, in many instances, outside of the U.K. and across industries. The Committee's approach to recruitment remuneration is to develop remuneration packages that put the Company in a position to effectively attract and retain executive talent based on competitive pay, benefits and practices in relevant markets, sectors and geographies.

Although the remuneration package for a newly appointed Non-Executive Director would normally be in line with the structure set out in the Remuneration Policy table, the Committee determines the remuneration of new Executive Directors on a case-by-case basis. Generally, the level of fixed remuneration will be determined after considering the candidate's skills and experience and the market data for the role that they will be undertaking and the remuneration needed to attract talent under the circumstances. It is expected that for new Executive Directors:

- Base salary will be set in line with the Remuneration Policy.
- Benefits will be in line with the Remuneration Policy. Additional benefits may be offered for new Executive Directors, such as relocation benefits.
- Pensions will be in line with the Remuneration Policy.
- The annual bonus quantum and performance measures will generally be in line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. However, the Committee reserves the right to vary the performance measures and targets for the year of recruitment if it considers appropriate (e.g. where a large portion of the year has already elapsed). The annual bonus maximum will generally reflect the ongoing policy for current Executive Directors, pro-rated as relevant.

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- The LTIP quantum, performance measures and targets will be line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. The LTIP award maximum for new Executive Directors will generally reflect the ongoing policy for current Executive Directors.
- The co-investment quantum, performance measures and targets will be line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year.

The Company may also pay reasonable fees and expenses for a new Executive Director in relation to their appointment.

The Committee recognizes that a new Executive Director may forfeit remuneration as a result of leaving a previous employer and the Committee will consider mitigating that loss or part of that loss by making buy-out awards in addition to the remuneration outlined above. In making buy-out awards, the Committee will consider any relevant factors, including any performance conditions attached to any previous incentive arrangements and the likelihood of these conditions being met, the proportion of the performance period remaining and the form of award. Where possible, buy-out awards will be made using existing incentive plans and may be settled in cash or shares and in one payment or over a period of years.

The Committee retains discretion to offer other payments, whether in cash or in shares, which reflect market conditions or practice by location when it considers these to be in the best interests of the Company and, therefore, shareholders. The Committee does not intend to use this discretion to make a non-performance related incentive payment but considers it important to retain the ability to do so in order to attract and retain executive talent. In any case, the Committee may consult with its external, independent compensation consultant to confirm the package provided at recruitment is market competitive and aligned with the standard remuneration elements for the role and location.

Directors' contractual arrangements

Executive Directors' service contracts[1]

The Company does not have a policy of fixed term contracts for Executive Directors. Generally, contracts include a notice period of no more than 12 months.

An Executive Director, following cessation of his or her service, is subject to confidentiality undertakings and certain restrictive covenants, including restrictions on soliciting or providing goods or services to certain customers, employing or enticing away from the group certain persons employed by any group company or being involved with any business in competition with the company, among others, for a period of time after such cessation.

Marco Sala

The current CEO and Executive Director, Marco Sala[2], has a service agreement with the Parent (70% of employment) and a service agreement with its wholly owned subsidiary, Lottomatica (30% of employment). There is no fixed term for the service agreement with the Parent and the Lottomatica service agreement; however, as a matter of best practice, Marco Sala's appointment as a director of the Parent will be made subject to reappointment by shareholders at the Parent's AGM. Marco Sala's service agreement can be terminated by either party on the giving of six months' notice, if not, immediately for cause. He cannot resign without prior approval from the Board.

Max Chiara

The current CFO and Executive Director, Max Chiara, has a service agreement with the Parent. There is no fixed term for the service agreement with the Parent; however, as a matter of best practice, it is expected that Max Chiara's appointment as a director of the Parent will be made subject to annual reappointment by shareholders at the Parent's AGM. Max Chiara's service agreement with the Parent can be terminated by the Parent if Max Chiara fails to cure the grounds for such termination as specified in the agreement within a 60-day notice period, or

[1] Vince Sadusky was appointed as CEO and Executive Director subsequent to the approval of the Remuneration Policy in May 2021. There is no fixed term for the service agreement with the Parent; however, as a matter of best practice, it is expected that Vince Sadusky's appointment as a director of the Parent will be made subject to reappointment by shareholders at the Parent's AGM. Vince Sadusky's service agreement with the Parent can be terminated by the Parent if Vince Sadusky fails to cure the grounds for such termination as specified in the agreement within a 60-day notice period, or immediately in any other cases. Vince Sadusky may terminate the service agreement on the giving of 60 days' notice, following which the Board may elect to have such termination become effective immediately or on such later date (but no later than the date specified in the notice). Further details of Vince Sadusky's remuneration arrangements are included in the Remuneration Report - Implementation of the Remuneration Policy for the year ending December 31, 2022.

[2] Effective January 24, 2022, Marco Sala was appointed Executive Chair of the Board, and Vince Sadusky was appointed CEO and Executive Director.

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immediately in any other cases. Max Chiara may terminate the service agreement on the giving of 60 days' notice, following which the Board may elect to have such termination become effective immediately or on such later date (but no later than the date specified in the notice).

Non-Executive Directors' appointment agreements

All Non-Executive Directors' services are provided for in accordance with the prior appointment of the Directors and their individual appointment agreements. Non-Executive Directors are generally expected to be re-appointed annually on each AGM date, unless his/her appointment is terminated earlier by either party on the giving of one month's notice.

[3]Details of the terms of the appointment of the current Non-Executive Directors are as follows:

Non-Executive Director	Start of Current Term	Expected Expiry of Current Term
James McCann (Vice Chairperson and Lead Independent Director)	May 11, 2021	May 10, 2022
Alberto Dessy	May 11, 2021	May 10, 2022
Marco Drago	May 11, 2021	May 10, 2022
Ashley M. Hunter	January 14, 2022	May 10, 2022
Heather McGregor	May 11, 2021	May 10, 2022
Lorenzo Pellicioli	May 11, 2021	May 10, 2022
Maria Pinelli	January 14, 2022	May 10, 2022
Samantha Ravich	May 11, 2021	May 10, 2022
Gianmario Tondato Da Ruos	May 11, 2021	May 10, 2022

Loss of office

When a Director leaves the Company, the Committee will review the circumstances and apply the appropriate treatment having regard to the practice for other senior employees of the Company which may vary by location, and in accordance with the Director's contractual entitlements established and as may be amended by the Committee specifically to facilitate the exit of a particular individual. Where applicable, the Committee aims to avoid rewarding poor performance and to recoup undue or excessive pay.

When determining the treatment of the various elements of compensation upon cessation of service, the Committee will give regard to the rationale for the departure. An individual may be treated as a 'good leaver' for these purposes if they leave by way of the following circumstances – (i) death, (ii) injury, ill-health or disability, (iii) redundancy, (iv) retirement, and/or (v) any other circumstances as determined by the Committee or the Board.

The Company's equity incentive plan(s) contains provisions relating to a change in control which provides for full accelerated vesting of all outstanding share options, share appreciation rights and full value awards (other than performance-based awards), when a replacement award is not provided. In addition, any performance-based award for which a replacement award is not issued, will be deemed to be earned and payable with all applicable performance metrics deemed achieved at the greater of: (a) the applicable target level; or (b) the level of achievement as determined by the Committee not later than the date of the change in control, taking into account performance through the latest date preceding the change in control as to which performance can practically be determined, but in no case, later than the end of the applicable performance period. In the event of a reorganization or other transactions which would affect the current or future value of any award, an adjustment may be made to the number of shares if considered appropriate.

The Committee also retains discretion to make additional payments in respect of (i) settling any statutory claims which the Committee considers, in its reasonable judgment, may arise in respect of the termination (whilst seeking to ensure that there is no reward for failure), and (ii) reasonable legal costs and other expenses reasonably incurred by the Director in respect of the termination and any settlement arrangements; provided in all cases that the Committee considers that it would be in the best interests of the Company to do so.

[3] For ease of reference, this table has been updated since the approval of the Remuneration Policy at the 2021 AGM to reflect the current term of appointment of each Non-Executive Director in office as of the date of this Annual Report and Accounts.

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Executive Directors

The table below summarizes the policies which will apply in respect of the various elements of compensation in the event of cessation of an Executive Director's service with the Company, unless determined otherwise at the discretion of the Committee:

Element of remuneration	Loss of office payment policy
Base Salary	Salary will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. A good leaver may be entitled to receive up to 24 months of base salary.
Benefits	Benefits will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. A good leaver may continue to receive a range of benefits, including without limitation, health and welfare benefits, tax preparation and perquisites, following cessation for up to 24 months.
Pension	Pensions will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice.
Annual Bonus	Any accrued but unpaid annual bonuses for the prior fiscal year will be paid. A director may be entitled to an annual bonus, pro-rated if applicable and subject to performance assessment, in respect of the financial year in which the cessation occurs. A good leaver may be entitled up to 18 months annual bonus (based upon a three-year average).
LTIP	Share awards and options will be treated in accordance with the relevant plan rules. The Committee would consider whether outstanding and unvested awards and/or options should lapse on leaving or should, at the Committee's discretion, be preserved. If awards and/or options are preserved, they would continue until the vesting date or be accelerated, and they would be pro-rated based on service over the performance period or vest in full. A good leaver may exercise vested stock options up until the original expiration date under the original terms and conditions of the award, generally a three-year period after the vest date.
Co-investment	All outstanding and unvested awards and/or options will be automatically and immediately forfeited for no consideration as of cessation of service.

A Director may also be entitled to additional payments, including but not limited to certain payments or benefits which are in line with and which reflect market practice, including the provision of outplacement support, reasonable costs associated with relocation back to an individual's home country, and tax preparation. In some countries, it may be a legal requirement to provide on-going consideration for post-termination restrictive covenants. The Committee may impose post-termination restrictive covenants on Directors which continue for up to two years after cessation of service and which may require payment of appropriate consideration.

Marco Sala

As consideration for compliance with the post-employment restrictive covenants, Marco Sala is entitled to a lump sum payment equal to two years' base salary and any annual bonus payments for the two financial years prior to the date of termination.[4]

According to a severance agreement entered into between the Company and Marco Sala (which supersedes a stability agreement originally entered into on February 20, 2012 between him and legacy GTECH S.p.A. and then assigned to Lottomatica S.p.A. as part of the merger), subject to Marco Sala working his notice period, he is entitled to a severance payment equal to one year's base salary (plus any amounts owed to him) and a pro-rated short term incentive bonus payment as of the date of termination based on the projection of the Company's full year business

[4] Subsequent to the approval of the Remuneration Policy at the 2021 AGM, and in connection with the restructuring of Marco Sala's service arrangement with the Parent due to his appointment to the position of Executive Chair of the Board, the Committee agreed upon a fixed payment amount of $7.5 million as consideration of Marco Sala agreeing to comply with post-employment restrictive covenants which continue for 24 months after cessation of service in accordance with the terms of the Remuneration Policy on loss of office (see above). This arrangement supersedes and extinguishes Marco Sala's previous entitlements. Details are also included in the Remuneration Report - Implementation of the Remuneration Policy for the year ending December 31, 2022.

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and financial results. The severance payment is subject to the Company determining that he is a good leaver which includes, but is not limited to, circumstances involving redundancy, permanent incapacity, or retirement with the agreement of the Company. No severance payment will be made if Marco Sala's employment is terminated for cause.

Non-Executive Directors

No remuneration is payable upon a Non-Executive Director's termination, other than accrued fees and expenses, subject to the discretion of the Committee.

RSU awards will be treated in accordance with the relevant plan rules and the terms and conditions of the award agreement. The Committee would consider whether outstanding and unvested awards should lapse on leaving or should, at the Committee's discretion, be preserved. If awards are preserved, they would continue until the vesting date or be accelerated, and they would be pro-rated based on service over the period or vest in full.

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REMUNERATION REPORT

This Remuneration Report sets out the Committee's responsibilities and activities, how the Remuneration Policy was implemented in 2021 and the resulting payments each of the Directors received, and the planned implementation of the Remuneration Policy in 2022. The information in this report has been audited where required under applicable U.K. legislation, which is indicated for the applicable sections.

Compensation Committee activities

The Committee is responsible for setting the remuneration packages for the Chairperson, the Executive Directors, and the Non-Executive Directors, and for recommending to the Board the remuneration policy for Directors. The Committee also has oversight of the remuneration policy and arrangements for other senior members of management.

The Committee currently comprises three independent Non-Executive Directors. As of the date of this report, the Committee is chaired by Gianmario Tondato Da Ruos, and its other members are Alberto Dessy and Samantha Ravich. The Committee held six meetings during 2021, attended by members of the Committee as follows:

Director	Member since	% of meetings attended
Gianmario Tondato Da Ruos (Chairperson)	April 2015	100%
Alberto Dessy	April 2015	100%
Samantha Ravich	June 2020	100%

The CEO attends the meetings of the Committee from time to time to support the Committee as needed. Certain officers and employees, such as the Senior Vice President, Global Head of People and Transformation, the CFO, the General Counsel and the Company Secretary, usually attend meetings of the Committee.

The activities undertaken by the Committee during 2021 included:

- Reviewing and benchmarking the remuneration of the Executive Directors;
- Deliberating on pay quantum for the CEO and senior management;
- Reviewing and approving compensation and incentive compensation plans with respect to the CEO and senior management, including setting performance measures and targets;
- Reviewing and approving short- and long-term incentive scoring projections and results, awards, and plan designs;
- Reviewing and approving the $15 million one-time discretionary give-back bonus program to a population of eligible employees not otherwise eligible to participate in the company short-term incentive plans;
- Monitoring compliance with share ownership guidelines by the Directors and senior management;
- Approving the 2020 Remuneration Report;
- Reviewing the Committee charter, executive compensation recoupment (clawback) policy, board expense reimbursement policy and other compensation-related policies; and
- Monitoring external developments and assessing the impact on the Remuneration Policy.

During 2021, the Committee has been advised by Mercer in its consideration of matters in relation to executive remuneration. Mercer is part of the Marsh & McLennan Companies, Inc., a global professional services firm and a third party unconnected with IGT. Mercer has been acting as independent adviser to the Committee since 2015 and the Committee has renewed Mercer's appointment for the financial year 2022. The Committee has satisfied itself that the advice received from Mercer was objective and independent.

The total fees in relation to the advice provided by Mercer to the Committee and the Board during the year were $205,789. Mercer also assists the Company in providing general consulting services, salary surveys, and advice on fund performance of its 401(k) plans in the U.S.

2021 AGM - Remuneration Report voting results

At the 2021 AGM, there was an advisory vote on our remuneration report, the result of the poll was as follows:

Votes for	366,175,708	99.63 %
Votes against	1,362,240	0.37 %
Total votes cast	**367,537,948**	
Votes withheld	191,326	

2021 AGM - Remuneration Policy voting results

At the 2021 AGM, there was a binding vote on our remuneration policy, the result of the poll was as follows:

Votes for	321,270,462	87.40 %
Votes against	46,305,115	12.60 %
Total votes cast	**367,575,577**	
Votes withheld	153,697	

Annual Report and Accounts 2021

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Executive Directors' remuneration as a single figure (audited)

The remuneration of the Executive Directors for the financial years ended December 31, 2021 and 2020 is set out below and relates to the performance of their roles as the Executive Directors of the Parent or in connection with the management of the affairs of the Company.

($)	Salary[(1)]	Taxable Benefits[(2)]	Pension[(3)]	Other[(4)]	Total Fixed Pay	STI[(5)]	LTI[(6)]	Total Variable Pay	Total[(7)]
Marco Sala									
2021	1,146,352	1,669,388	1,756,340	—	**4,572,080**	3,594,814	—	**3,594,814**	**8,166,894**
2020	979,998	280,988	1,195,884	—	**2,456,870**	—	7,939,504	**7,939,504**	**10,396,374**
Max Chiara									
2021	800,000	93,552	10,150	500,000	**1,403,702**	1,365,000	—	**1,365,000**	**2,768,702**
2020	453,846	294,711	754	500,000	**1,249,311**	—	2,485,665	**2,485,665**	**3,734,976**

(1) Marco Sala's annual salary as CEO was $1,000,000 paid monthly, of which 70% is paid in GBP and 30% in Euros, both of which are converted using fiscal year-to-date exchange rates. In addition to base salary, the amount includes true-up payments related to foreign currency fluctuations and tax equalization, per his employment contract. Marco Sala's 2020 salary also reflects a 50% reduction for the April 2020 to September 2020 period.

Max Chiara's annual salary is $800,000 paid bi-weekly. He joined the Company in April 2020; therefore, his 2020 salary reflects a pro-rated annual amount as well as a 30% reduction for the April 2020 to September 2020 period.

(2) Taxable benefits include the following:

($)	Housing[(a)]	Car Benefit	Meals & Travel Allowances	Insurance[(b)]	Tax[(c)]	Other [(d)]	Total Taxable Benefits
Marco Sala							
2021	945,247	23,352	7,722	4,706	688,361	—	**1,669,388**
2020	17,762	22,959	7,335	4,569	228,363	—	**280,988**
Max Chiara							
2021	—	—	—	1,932	—	91,620	**93,552**
2020	—	—	—	5,529	—	289,182	**294,711**

(a) The 2021 housing benefit represents Marco Sala's housing allowance payment, which is paid once every three years per Marco Sala's Italian employment agreement.

(b) Includes health and life insurance.

(c) Represents tax equalization related to long-term incentive and allowances as well as tax preparation services.

(d) Includes benefits paid to Max Chiara for costs incurred to re-locate from his prior residence to Rhode Island as required for his employment, as well as his pro-rated perquisite.

(3) Marco Sala's pension includes base pension contributions, severance and employer social tax contributions in respect of his Italian service agreement. Marco Sala's 2020 pension includes a $766,717 pension contribution related to his 2019 annual bonus which was paid in 2020.

Max Chiara's pension includes employer contributions to his United States defined contribution 401(k) plan.

(4) The amount relates to the first and second installments of a $2.0 million bonus as part of Max Chiara's offer of employment to compensate for his forfeited remuneration at his previous employer, which is to be paid in four equal installments as follows: (1) within 30-days of his employment start date; and (2) on each of the first, second and third anniversaries of his employment start date. He must remain employed with the Company through the applicable payment date to receive each installment.

(5) This amount represents the annual bonus earned for the annual performance period ended 2021 paid in 2022. Marco Sala's amount also includes the estimated true-up payments related to foreign currency fluctuations and tax equalization, per his employment contract. The Committee cancelled the annual performance-based bonus program in 2020; therefore, no bonus was earned in 2020.

(6) Total long-term incentive is as follows:

	Performance Share Units[(a)]		Restricted Share Units[(b)]		Co-Investment Units [(c)]		Co-Investment Options [(c)]		Total LTI	
	Shares	($)	Shares	($)	Shares	($)	Shares	($)	Shares	($)
Marco Sala										
2021	—	—	—	—	—	—	—	—	—	—
2020	—	—	277,508	7,939,504	—	—	—	—	**277,508**	**7,939,504**
Max Chiara										
2021	—	—	—	—	—	—	—	—	—	—
2020	—	—	86,881	2,485,665	—	—	—	—	**86,881**	**2,485,665**

(a) Marco Sala's 2021 amount reflects 0% performance achievement subject to the 2019 through 2021 performance period, therefore no shares will vest under this plan. The 2020 amount reflects 0% performance achievement subject to the 2018 through 2020 performance period, therefore no shares vested under this plan.

(b) The 2020 amount reflects the number of restricted share units granted on November 6, 2020, of which 50% of the restricted share units vested on December 31, 2021 and the remaining 50% vest on December 31, 2022, subject to continued service through the applicable vesting dates. The 2020 amount has been updated to reflect the number of units vested on December 31, 2021, multiplied by $28.91, the statutory stock price on the date of vest; and number of units expected to vest on December 31, 2022, multiplied by $28.31, the three-month average closing stock price ending December 31, 2021.

(c) The 2021 amount for Marco Sala reflects 0% performance achievement subject to the 2018 through 2020 performance period, therefore no shares vested under this plan.

(d) Details on share price appreciation is included in "Interests and vesting criteria of awards made during the financial year" hereafter.

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(7) Marco Sala's total remuneration reflects all remuneration related to his employment contract with the Parent, and for the avoidance of doubt, under his employment contract with Lottomatica S.p.A. which merged with and was absorbed by IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.), effective December 1, 2018.

Performance against performance conditions for the annual bonus program (audited)

Annual bonuses under the short-term incentive ("STI") compensation plan ("STIP") are earned by reference to the financial year and paid in March following the end of the financial year.

The Committee reviews the performance measures and targets of the STIP annually to evaluate whether these measures remain appropriately aligned to the Company's overall business strategy. Payment to the Executive Directors under the 2021 STIP was based on both predetermined financial performance metrics, including Consolidated Operating Income ("OI") (excluding Purchase Price Accounting), Adjusted Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), and Adjusted Consolidated Net Debt, and individual Management by Objectives ("MBOs").

Target payments to Marco Sala continue to be based on 150% of his salary with a maximum opportunity of 300% of base salary. The table below sets out the 2021 STIP financial metrics and actual performance and the bonuses accruing in 2021 for Marco Sala:

($ in millions)	Weighting	Threshold	Target	Maximum	2021 Performance	Payout %
Financial Performance Measures						
Adjusted Consolidated OI	25%	644.0	715.5	787.0	200%	50.0%
Adjusted Consolidated EBITDA	25%	1,239.2	1,376.9	1,514.6	200%	50.0%
Adjusted Consolidated Net Debt	30%	6,489.0	6,331.0	6,173.0	200%	60.0%
Personal Performance Measures						
MBOs	20%				150%	30.0%
					Payout as % of Target	190.0%
					Payout as % of Maximum	95.0%

Target payments to Max Chiara are based on 87.5% of his salary with a maximum opportunity of 175% of his base salary. The table below sets out the 2021 STIP financial metrics and actual performance and the bonuses accruing in 2021 for Max Chiara:

($ in millions)	Weighting	Threshold	Target	Maximum	2021 Performance	Payout %
Financial Performance Measures						
Adjusted Consolidated OI	25%	644.0	715.5	787.0	200%	50.0%
Adjusted Consolidated EBITDA	25%	1,239.2	1,376.9	1,514.6	200%	50.0%
Adjusted Consolidated Net Debt	30%	6,489.0	6,331.0	6,173.0	200%	60.0%
Personal Performance Measures						
MBOs	20%				175%	35.0%
					Payout as % of Target	195.0%
					Payout as % of Maximum	97.5%

Performance against performance conditions for the LTIP vesting (audited)

Performance share units

The amount included in performance share units of the 2021 single total figure of remuneration reflects the performance share units granted in 2019. Vesting was dependent on performance over three financial years ended on December 31, 2021 and continued service until April 1, 2022 for 50% of the units earned and April 1, 2023 for the remaining 50% of units earned. Given the impact of COVID-19 on the Company's financial results, threshold performance for vesting was not achieved and the Committee did not use discretion to vest any portion of the 2019 performance share units. No shares were earned in respect of this performance period; therefore, no value has been realized related to share price appreciation.

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The performance achieved against the performance targets is shown below:

($ in millions)	Threshold	Target	Maximum	Payout %
2019 - 2021 Adjusted Cumulative EBITDA	5,014	5,420	5,691	—%
Adjusted Net Debt	7,668	7,368	7,068	—%
EBITDA/Net Debt Matrix Result				—%
Relative TSR Modifier	<25th	60th	>75th	119.8%
Performance results (% of target)(1)				—%
Total units earned (% of maximum)(2)				—%

(1) The performance results weighted as the product of (a) the Adjusted EBITDA and Net Debt Payment Matrix (0.0%) multiplied by (b) relative Total Shareholder Return percentile payout (119.8%).

(2) The maximum number of shares to be earned under the plan is 145% of target.

Performance against performance conditions for the Co-Investment Plan (audited)

The amount relating to the co-investment award in the 2021 single total figure of remuneration reflects the performance share units and performance share options granted to Marco Sala under the co-investment agreements entered into with the Parent in May 2018 ("2018 Co-Investment Agreement"). The purpose of the 2018 Co-Investment Agreement was to focus Marco Sala on the strategic and business objectives of the Company as well as further aligning the interests of Marco Sala with those of the Company's shareholders. Under the agreement, the Parent agreed to match Marco Sala's existing ownership of 345,000 ordinary shares in the Parent. The 345,000 ordinary shares were to be comprised of up to 172,500 ordinary shares and 172,500 options for ordinary shares, so long as the following performance conditions were met:

- Absolute TSR is equal to or greater than 20% over the three-year performance period (the initial price of $28.32 is equal to the 20-trading-days average share price ending on the date of grant, and the final price is equal to the 60-trading-days-average share price ending on the approval of the Parent's 2020 financial statements at the 2021 AGM);
- Marco Sala's continued ownership of 345,000 ordinary shares during the three-year performance period;
- Marco Sala remains an Executive Director of the Parent until the shareholders approve the Parent's 2020 financial statements at the 2021 AGM; and
- Marco Sala's agreement to re-invest 50% of the total committed and awarded shares (considering also cash proceeds for exercised share options, net of tax) in the next three-year co-investment plan if in 2021 he is confirmed as an Executive Director of the Parent for another three-year mandate.

During the financial period ended 2020, the Committee determined that the financial conditions related to Absolute TSR had not been met. Accordingly, on May 15, 2021, all performance share units and performance share options subject to the 2018 Co-Investment Award agreement were cancelled.

Interests and vesting criteria of awards made during the financial year (audited)

LTIP - Performance share units (audited)

Performance share units were not granted in 2020 due to challenges in setting forward-looking performance metrics amidst the uncertainty due to the COVID-19 pandemic. As a result, two LTI awards were approved by the Committee in 2021 pursuant to which performance share units were granted to the Executive Directors. In particular, the LTI awards to Marco Sala reflect the extraordinary efforts demonstrated and results achieved by the Company during the COVID-19 pandemic, and are designed to motivate performance in support of rapid post-pandemic recovery.

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2021-2022 LTI awards - Performance share units

The first award will vest 50% in 2023 and 2024, respectively, based on cumulative performance over the 2021-2022 period and continued service through the vesting date. The details of these awards are included in the table below:

Executive Director	Type of Award	Maximum Units	Price on Grant Date ($)	Face Value on Grant Date[1] ($)	Share Price Appreciation[2] ($)
Marco Sala	Performance Share Units	204,405	22.70	4,639,994	1,146,712
Max Chiara	Performance Share Units	121,390	22.70	2,755,553	680,998

(1) The face value on grant date is calculated as the maximum number of units which could be earned under the award times the Price on Grant Date.

(2) Share price appreciation is calculated as the three-month ending share price as of December 31, 2021, $28.31, less the Price on Grant Date, $22.70, multiplied by the maximum number of units which could be earned. The Committee has not exercised discretion related to share price appreciation.

The vesting of the performance share units under the 2021-2022 LTI awards is tied to the three performance metrics based on performance in 2021 through to 2022 as follows:

• Two-Year Cumulative Consolidated Adjusted EBITDA	Profitability measure
• Two-Year Cumulative Consolidated Free Cash Flow	Use of cash
• Relative TSR	Performance against peers

Two-Year Cumulative Consolidated Adjusted EBITDA ("Two-Year Adjusted EBITDA")

The Two-Year Adjusted EBITDA performance metric refers to the cumulative Adjusted EBITDA of the Company's continuing operations as reported in the annual public press releases issued by the Company for the years ended December 31, 2021 and 2022. The performance share units subject to this vesting criteria may be greater than, equal to, or less than the original amount of target based on actual performance, relative to the target as follows:

Two-Year Adjusted EBITDA Target	*< 95%*	*95%*	*100%*	*> 105%*
% Vesting	*—%*	*20%*	*100%*	*116%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Two-Year Cumulative Consolidated Free Cash Flow ("Two-Year Free Cash Flow")

The Two-Year Free Cash Flow performance metric refers to the cumulative consolidated free cash flow from the Company's continuing operations as reported in the annual public press releases issued by the Company for the years ended December 31, 2021 and 2022. The performance share units subject to this vesting criteria may be greater than, equal to, or less than the original amount of target based on actual performance, relative to the target as follows:

Two-Year Free Cash Flow Target	*< 92.5%*	*92.5%*	*100%*	*> 115%*
% Vesting	*—%*	*20%*	*100%*	*116%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Relative TSR Payment Factor

The Relative TSR Payment Factor is based on relative TSR for the companies included in the Russell MidCap Index as of the first day of the measurement period. The measurement period is the period commencing on January 1, 2021 and ending on December 31, 2022. After the Two-Year Adjusted EBITDA and Two-Year Free Cash Flow performance metrics are calculated, the TSR modifier is applied to the calculated vestings.

Performance Factor

The Performance Factor is the product of the Two-Year Adjusted EBITDA and Two-Year Free Cash Flow multiplied by the Relative TSR Payment Factor. Actual vestings under the plan can range from 0% to 145% if all maximum targets are met.

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2021-2023 LTI awards - Performance share units

The second award will vest 50% in 2024 and 2025, respectively, based on cumulative performance over the 2021-2023 period and continued service through the vesting date. The details of these awards are included in the table below:

Executive Director	Type of Award	Maximum Units	Price on Grant Date ($)	Face Value on Grant Date(1) ($)	Share Price Appreciation(2) ($)
Marco Sala	Performance Share Units	306,608	22.70	6,960,002	1,720,071
Max Chiara	Performance Share Units	182,085	22.70	4,133,330	1,021,497

(1) The face value on grant date is calculated as the maximum number of units which could be earned under the award times the Price on Grant Date.

(2) Share price appreciation is calculated as the three-month ending share price as of December 31, 2021, $28.31, less the Price on Grant Date, $22.70, multiplied by the maximum number of units which could be earned. The Committee has not exercised discretion related to share price appreciation.

The vesting of the performance share units under the 2021-2023 LTI awards is tied to the three performance metrics based on performance in 2021 through to 2023 as follows.

• Three-Year Cumulative Consolidated Adjusted EBITDA	Profitability measure
• Three-Year Cumulative Consolidated Free Cash Flow	Use of cash
• Relative TSR	Performance against peers

Three-Year Cumulative Consolidated Adjusted EBITDA ("Three-Year Adjusted EBITDA")

The Three-Year Adjusted EBITDA performance metric refers to the cumulative Adjusted EBITDA of the Company's continuing operations as reported in the annual public press releases issued by the Company for the years ended December 31, 2021, 2022 and 2023. The performance share units subject to this vesting criteria may be greater than, equal to, or less than the original amount of target based on actual performance, relative to the target as follows:

Three-Year Adjusted EBITDA Target	*< 95%*	*95%*	*100%*	*> 105%*
% Vesting	*—%*	*20%*	*100%*	*116%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Three-Year Cumulative Consolidated Free Cash Flow ("Three-Year Free Cash Flow")

The Three-Year Free Cash Flow performance metric refers to the cumulative consolidated free cash flow from the Company's continuing operations as reported in the annual public press releases issued by the Company for the years ended December 31, 2021, 2022 and 2023. The performance share units subject to this vesting criteria may be greater than, equal to, or less than the original amount of target based on actual performance, relative to the target as follows:

Three-Year Free Cash Flow Target	*< 92.5%*	*92.5%*	*100%*	*> 115%*
% Vesting	*—%*	*20%*	*100%*	*116%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Relative TSR Payment Factor

The Relative TSR Payment Factor is based on relative TSR for the companies included in the Russell MidCap Index as of the first day of the measurement period. The measurement period is the period commencing on January 1, 2021 and ending on December 31, 2023. After the Three-Year Adjusted EBITDA and Three-Year Free Cash Flow performance metrics are calculated, the TSR modifier is applied to the calculated vestings.

Performance Factor

The Performance Factor is the product of the Three-Year Adjusted EBITDA and Three-Year Free Cash Flow multiplied by the Relative TSR Payment Factor. Actual vestings under the plan can range from 0% to 145% if all maximum targets are met.

Annual Report and Accounts 2021

Page | 80

Directors' Remuneration Report

CEO Co-Investment Plan (audited)

In 2021, the Company entered into a CEO Co-Investment Plan with Marco Sala. Marco Sala's appointment as Executive Chair of the Board, effective January 24, 2022, did not impact any of the vesting conditions for awards granted under the plan. The CEO Co-Investment Plan is intended to align Marco Sala's interests with those of the Company's shareholders. Under the CEO Co-Investment Plan, the Company matched Marco Sala's commitment to hold his ordinary shares on a 1:1 basis (up to 470,000 shares), comprising a matching grant of up to 345,000 shares, awarded half in performance share units and half in share options on May 11, 2021, and a matching grant of up to 125,000 shares awarded in performance share units on July 28, 2021.

The vesting conditions that apply to all performance share units and options awarded under the CEO Co-Investment Plan are as follows:

- Marco Sala remaining a director of the Company until the shareholders approve the Company's 2023 financial statements at the AGM in 2024; and
- If requested to do so by the Committee, Marco Sala's agreement to re-invest 50% of the total committed and awarded shares (considering also cash proceeds for exercised share options) (after tax) in the next three-year co-investment plan in 2024 if he is confirmed as a director of the Company for another three-year mandate.

In addition, the 345,000 shares awarded on May 11, 2021 are subject to Marco Sala's continued ownership of at least 345,000 ordinary shares during the three-year performance period, while the 125,000 shares awarded on July 28, 2021 are subject to the condition that Marco Sala continue to own at least 470,000 ordinary shares during the three-year performance period.

The number of performance share units and options awarded under the CEO Co-Investment Plan that vest will depend on the satisfaction of the following market and performance conditions:

Performance conditions	Type of Condition	Target Performance Shares subject to Metric	Target Performance Options subject to Metric
Absolute TSR	Market	86,250	86,250
Consolidated Free Cash Flow	Performance	64,688	64,688
Consolidated Adjusted EBITDA	Performance	21,562	21,562
Deleverage Achievement	Performance	62,500	
Portfolio Analysis Achievement	Performance	31,250	
Diversity and Inclusion	Performance	31,250	
		297,500	172,500

<u>Absolute TSR</u>

Absolute TSR is equal to or greater than 20% over the three-year performance period (the initial price of $17.18 is equal to the 20-day trading average stock price ending on the date of grant, and the final price is equal to the 60-trading-days-average stock price ending on the approval of the Company's 2023 financial statements at the AGM in 2024).

<u>Consolidated Free Cash Flow ("Three-Year Free Cash Flow")</u>

The Three-Year Free Cash Flow performance metric refers to the cumulative consolidated free cash flow from the Company's continuing operations as reported in the annual public press releases issued by the Company for the years ended December 31, 2021, 2022 and 2023. The performance share units and performance options subject to this vesting criteria may be equal to or less than the original amount of target based on actual performance, relative to the target as follows:

Three-Year Free Cash Flow Target	***< 92.5%***	***92.5%***	***100%***
% Vesting	*—%*	*20%*	*100%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Annual Report and Accounts 2021 Page | 81

Directors' Remuneration Report

Consolidated Adjusted EBITDA ("Three-Year Adjusted EBITDA")

The Three-Year Adjusted EBITDA performance metric refers to the cumulative Adjusted EBITDA of the Company's continuing operations as reported in the annual public press releases issued by the Company for the years ended December 31, 2021, 2022 and 2023. The performance share units and performance options subject to this vesting criteria may be equal to or less than the original amount of target based on actual performance, relative to the target as follows:

Three-Year Adjusted EBITDA Target	*< 95%*	*95%*	*100%*
% Vesting	*—%*	*20%*	*100%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Deleverage Achievement

The Deleverage Achievement metric refers to the leverage ratio, being the ratio of the Company's Net Debt as of December 31, 2023 divided by Company's Adjusted EBITDA for the twelve-month period ending on December 31, 2023, as reported in the annual public press release of the financial results issued by the Company for the year ended December 31, 2023. Actual shares earned subject to the Deleverage Achievement condition may be equal to or less than the target amount based on actual performance relative to the target leverage ratio as follows:

Deleverage Achievement Target	*> 107.5%*	*107.5%*	*100%*
% Vesting	*—%*	*20%*	*100%*

Portfolio Analysis Achievement

The Portfolio Analysis Achievement metric refers to a process led to analyze the Company's portfolio of business within the business segments to identify opportunities to create incremental shareholder value during the years ended December 31, 2021, 2022 and 2023. Actual shares earned subject to the Portfolio Analysis Achievement will be equal to the target amount if the condition has been satisfied, as determined at the sole discretion of the Committee.

Diversity and Inclusion

The Diversity and Inclusion metric refers to a process led to embed diversity and inclusion in the Company's corporate culture, including developing long-term Company goals for diverse groups of employees in leadership roles and other key relevant roles within the Company, during the years ended December 31, 2021, 2022 and 2023. Actual shares earned subject to the Diversity and Inclusion condition will be equal to the target amount if the condition has been satisfied, as determined at the sole discretion of the Committee.

Grant of performance share units

The performance share unit awards granted under the CEO Co-Investment Plan in 2021 have a per share market price on the date of grant and grant date fair value of the shares as outlined in the table below:

Type of Condition	Grant Date	Maximum units	Price on Grant Date ($)	Face Value on Grant Date(1) ($)	Share Price Appreciation(2) ($)
Market	May 11, 2011	86,250	20.37	1,756,913	684,825
Performance	May 11,2011	86,250	20.37	1,756,913	684,825
Performance	July 28, 2021	125,000	19.87	2,483,750	1,055,000

(1) The face value on grant date is calculated as the maximum number of units which could be earned under the award times the Price on Grant Date.

(2) Share appreciation is calculated as the three-month ending share price as of December 31, 2021, $28.31, less the Price on Grant Date, multiplied by the maximum number of units which could be earned. The Committee has not exercised discretion related to share price appreciation.

The performance share unit awards granted under the CEO Co-Investment Plan in 2021 will vest on the date the shareholders approve the Company's 2023 financial statements at the AGM in 2024.

Annual Report and Accounts 2021 Page | 82

Directors' Remuneration Report

Grant of share options

The 172,500 options granted Marco Sala pursuant to the CEO Co-Investment Plan on May 11, 2021 have an exercise price of $20.37 and the options will expire on the fourth anniversary of the vesting date.

Type of Condition	Grant Date	Maximum units	Price on Grant Date ($)	Face Value on Grant Date(1) ($)	Share Price Appreciation(2) ($)
Market	May 11, 2011	86,250	20.37	1,756,913	684,825
Performance	May 11,2011	86,250	20.37	1,756,913	684,825

(1) The face value on grant date is calculated as the maximum number of units which could be earned under the award times the Price on Grant Date.

(2) Share appreciation is calculated as the three-month ending share price as of December 31, 2021, $28.31, less the Price on Grant Date, multiplied by the maximum number of units which could be earned. The Committee has not exercised discretion related to share price appreciation.

Pensions (audited)

Marco Sala

Marco Sala participates in the Company's Italian pension funds at the same rates eligible employees participate, the rate of which may be different by entry date into the plan and job level. The amount in the single-figure table reflects Marco Sala's Italian pension under his service agreement with Lottomatica S.p.A. which merged with and was absorbed by IGT Lottery S.p.A., formerly Lottomatica Holding S.r.l. ("Lottomatica"), effective December 1, 2018, and the Italian integrative pension fund, both of which are structured as a contribution scheme. Under the pension fund subject to his service agreement, the employee contribution rate is equal to 10.19% and the employer quota is approximately 27% of base salary, allowances and annual bonus. Marco Sala's contributions subject to the Italian integrative pension fund (PREVIP) are levied at a rate of 3.45% and employer contributions are 8.55% of base salary. Both pension funds' contribution rates are applied to Marco Sala's remuneration earned under both of his service agreements with the Parent and IGT Lottery S.p.A. as disclosed in the single figure table. Employer contributions are allocated to the Parent and IGT Lottery S.p.A. based on remuneration earned under such agreement.

In addition, the Company makes mandatory contributions to PREVIP for TFR (Italy's severance program) at a 6.90% rate of Marco Sala's base salary, allowances and annual bonus earned under both of his service agreements. At the time Marco Sala's employment ends with the Company, he may receive this benefit as a lump sum payment or keep the balance in PREVIP. As of December 31, 2021, there was no accrual for an Italian severance payment for Marco Sala.

The estimated retirement date for Marco Sala is in January 2027, which, in accordance with Italian regulations, could be postponed to March 2027.

Max Chiara

Max Chiara is eligible to participate in the Company's U.S. defined contribution 401(k) plan, which is offered to all U.S. employees. IGT provides a 3.5% company match on the first 6% of employee contributions as follows: 100% match on the first 1% of employee contributions and 50% match on the next 5% of employee contributions, subject to the U.S. Internal Revenue Services ("IRS") limits then in effect, which was $19,500 in 2021 with an additional "catch-up" contribution of $6,500 for employees age 50 or older as of December 31, 2021.

Annual Report and Accounts 2021 Page | 83

Directors' Remuneration Report

Non-Executive Directors' remuneration as a single figure (audited)

The remuneration of the Non-Executive Directors for the financial years ended December 31, 2021 and 2020 is set out below and relates to his/her performance of his/her role as a Non-Executive Director of the Parent.

($)		Retainers	Other Fees(1)	Restricted Share Units(2)	Total(3)
Lorenzo Pellicioli (Chairperson then)(4)					
	2021	150,000	—	311,778	**461,778**
	2020	150,000	—	579,995	**729,995**
James McCann (Vice Chairperson and Lead Independent Director)					
	2021	140,000	—	274,352	**414,352**
	2020	140,000	20,478	510,391	**670,869**
Paget Alves(5)					
	2020	48,974	9,441	—	**58,415**
Beatrice Bassey(6)					
	2021	36,026	—	—	**36,026**
	2020	78,077	—	464,008	**542,085**
Alberto Dessy(7)					
	2021	119,619	—	249,411	**369,030**
	2020	104,000	5,377	464,008	**573,385**
Marco Drago					
	2021	100,000	—	249,411	**349,411**
	2020	100,000	—	464,008	**564,008**
Heather McGregor					
	2021	100,000	—	249,411	**349,411**
	2020	100,000	—	464,008	**564,008**
Samantha Ravich					
	2021	100,000	—	249,411	**349,411**
	2020	100,000	—	464,008	**564,008**
Vince Sadusky(8)					
	2021	140,000	—	249,411	**389,411**
	2020	140,000	6,720	464,008	**610,728**
Gianmario Tondato Da Ruos					
	2021	130,000	—	249,411	**379,411**
	2020	130,000	—	464,008	**594,008**

(1) These figures primarily relate to reimbursable meal and travel expenses for attending Board meetings in the U.K.

(2) Amounts for 2021 reflect the number of restricted share units granted on May 18, 2021 multiplied by $28.31, the three-month ending share price as of December 31, 2021. The restricted share units vest on the date of the 2022 AGM. Amounts for 2020 have been updated to reflect the number of restricted share units granted on June 25, 2020 multiplied by the share price on the vesting date, $20.37. Beatrice Bassey's 2020 restricted share units also includes a pro-rated award for her services from March 20, 2020 to June 25, 2020, the amount of which is equal to the number of shares granted times the share price on the vesting date, $8.78.

(3) Non-Executive Directors are not eligible to receive variable remuneration; therefore, Total remuneration equals fixed remuneration.

(4) Effective January 24, 2022, Lorenzo Pellicioli retired as Chairperson of the Board and became a Non-Executive Director.

(5) Paget Alves stood down from his position as a Director at the conclusion of the 2020 AGM and his term ended on June 25, 2020. He received a pro-rated amount of compensation for his services during the year.

(6) Beatrice Bassey stood down from her position as a Director at the conclusion of the 2021 AGM and her term ended on May 11, 2021. She received a pro-rated amount of compensation for her services during the year.

(7) Alberto Dessy's fees include a 4% stipend related to Italian regulatory requirements.

(8) Effective January 24, 2022, Vince Sadusky was appointed CEO and Executive Director.

Annual Report and Accounts 2021 Page | 84

Directors' Remuneration Report

Payments to past Directors and payments for loss of office (audited)

Beatrice Bassey retired as a member of the Board on May 11, 2021. Her fees and restricted share units awarded in 2020, which vested on May 11, 2021 in accordance with the terms of the award agreement, have been included in the Non-Executive Directors' remuneration as a single figure table and share interests table of this report. Beatrice Bassey has not received any other remuneration or payments upon ceasing to be a Director.

There have been no other payments of money or other assets made to any Director or for loss of office, in each case, at any time during the financial year ended December 31, 2021.

Statement of Director's shareholding and share interests (audited)

Executive Directors' interests in share awards (audited)

The table below sets out details of the interests of the Executive Directors in share awards for the year ended December 31, 2021:

Date of Grant	Awards Held at January 1, 2021	Granted/ Performance Adjustments During the Year[1]	Shares Vested During the Year	Awards Held at December 31, 2021	Market Price at Grant Date	End of Performance Period	Vesting Date
Marco Sala							
May 23, 2017	35,254	—	(35,254)	—	$20.63	2019	2020 & 2021
May 15, 2018	172,500	(172,500)	—	—	$30.12	2021	2021
Jul 29, 2019	212,927	(212,927)	—	—	$13.86	2021	2022 & 2023
Nov 6, 2020	277,508	—	(138,754)	138,754	$9.08	Not Applicable	2021 & 2022
May 11, 2021	—	172,500	—	172,500	$20.37	2024	2024
May 18, 2021	—	352,423	—	352,423	$22.70	2022 & 2023	2023, 2024 & 2025
Jul 28, 2021	—	125,000	—	125,000	$19.87	2024	2024
Max Chiara							
Nov 6, 2020	86,881	—	(43,440)	43,441	$9.08	Not Applicable	2021 & 2022
May 18, 2021	—	209,293	—	209,293	$22.7	2022 & 2023	2023, 2024 & 2025

(1) Decreases relate to adjustments for actual performance achieved.

Executive Directors' interests in share options (audited)

The table below sets out details of the interests of the Marco Sala in share options which are outstanding as of December 31, 2021:

Date of Grant	Awards Held at January 1, 2021	Granted/ Performance Adjustments During the Year [1]	Exercised During the Year	Expired During the Year	Awards Held at December 31, 2021	Exercise Price[2]	End of Performance Period	Vesting Date	Expires On
Nov 30, 2015	250,000	—	—	—	250,000	$15.53	2017	2018	2022
May 15, 2018	172,500	(172,500)	—	—	—	$30.12	2021	2021	2024
May 11, 2021	—	172,500	—	—	172,500	$20.37	2024	2024	2028

(1) Decreases relate to adjustments for actual performance achieved.

(2) The market price at grant date is equal to the exercise price of the share option.

Max Chiara does not have any interests in share options as of December 31, 2021.

Annual Report and Accounts 2021 Page | 85

Directors' Remuneration Report

Executive Directors' total share interests (audited)

The table below shows the Executive Directors' share interests as of December 31, 2021, including shares held by connected persons.

Executive Director	Restricted Share Units	Performance Share Units	Share options	Total of Outstanding Shares and Options	Shares Beneficially Owned Outright[1]
Marco Sala	138,754	649,923	422,500	1,211,177	1,396,133
Max Chiara	43,441	209,293	—	252,734	25,863

(1) All shareholding ownership guideline requirements have been complied with to the extent applicable.

Non-Executive Directors' share interests (audited)

The table below shows the Non-Executive Directors' share interests as of December 31, 2021, unless otherwise noted, including shares held by connected persons.

Name	Restricted Share Units[1]	Shares Beneficially Owned Outright
Lorenzo Pellicioli	11,013	145,658
James McCann	9,691	66,629
Beatrice Bassey[2]	—	28,748
Alberto Dessy	8,810	63,755
Marco Drago	8,810	67,034
Heather McGregor	8,810	28,897
Samantha Ravich	8,810	22,667
Vince Sadusky[3]	8,810	73,702
Gianmario Tondato Da Ruos	8,810	62,784

(1) Non-Executive Directors do not have options outstanding.

(2) Beatrice Bassey stood down from her position as a Director at the conclusion of the 2021 AGM and her term ended on May 11, 2021. She does not have any outstanding equity subject to the Parent's incentive plans. Her beneficial ownership is as of her service end date.

(3) Effective January 24, 2022, Vince Sadusky was appointed CEO and Executive Director.

Share Ownership Guidelines

Executive Directors are required to acquire and maintain shares with a fair market value equal to at least three times base salary (which is the case for the current CFO, Max Chiara) and a maximum of at least five times base salary (which is the case for the current CEO, Vince Sadusky). Shares included in the ownership criteria include shares which are beneficially owned regardless of whether the shares were issued under a Company plan or purchased on the market, and vested shares held in trust for the benefit of the Executive Director or his family members. Unearned performance shares do not count towards the ownership criteria until such shares have been earned. Unvested restricted share units and unexercised share options are not taken into account for purposes of the guidelines. If the Executive Director has a co-investment agreement, 50% of shares committed to the co-investment will not be taken into account for purposes of the guidelines.

Executive Directors must hold all of the net settled shares they receive under the LTIP and the co-investment plan for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided the relevant director meets his or her holding requirements under the Share Ownership Guidelines.

Executive Directors are required to hold (i) during the first year post departure, the lower of their respective shareholding guideline and the actual shareholding immediately prior to departure, and (ii) during the second year post departure, the lower of 50% of their respective shareholding guideline and the actual shareholding at the start of the second year post departure.

Beginning November 10, 2020 (or five years after joining the Board if such date is subsequent to November 10, 2020), a Non-Executive Director is expected to hold, for as long as he or she remains on the Board, ordinary shares of the Parent that have a fair market value equal to at least three times the base annual retainer amount then in effect for that Non-Executive Director. Unvested restricted share units and unexercised share options are not taken into account for the purposes of the guidelines. Non-compliant Non-Executive Directors are prohibited from selling shares of the Parent until they have met their applicable target level of share ownership, excluding any shares sold to cover any applicable tax withholding requirements or the exercise price of any share options.

Annual Report and Accounts 2021 Page | 86

Directors' Remuneration Report

The Committee has the discretion to amend the shareholding guidelines at any time.

Each of the Directors are on track to meet the requirements of the share ownership guidelines and their respective share interests at December 31, 2021 (including shares held by connected persons) are as disclosed in this Remuneration Report in the section headed "Statement of Director's shareholding and share interests (audited)" above.

Performance graph and table

Total shareholder return (TSR)

The chart below shows the TSR index for the Company as against the Russell Midcap Index. The Company considers it appropriate to benchmark its performance to the Russell Midcap Index due to the Company's nature and size.


TSR Performance
Index Value
280
260
240
220
200
180
160
140
120
100
80
60
29 June 2015
31 Dec 2015
31 Dec 2016
31 Dec 2017
31 Dec 2018
31 Dec 2019
31 Dec 2020
31 Dec 2021
Period Ended
Company
Russell Midcap Index

(1) TSR calculation utilizes the 60-day average price for the period 60 days before the start dates and end dates of each period for the Parent's ordinary shares and the Russell Midcap Index; TSR includes impact of dividend payments.

Total remuneration of the Chief Executive Officer

The table below sets out the total remuneration of the CEO for the financial years ended December 31, 2011 to 2021, inclusive. Please note that Marco Sala was CEO of the Parent from April 7, 2015 to the year ended December 31, 2021 and remains CEO until January 24, 2022, when he assumed the role of Executive Chair. Prior to this time, he was a director of the Parent's predecessor entities.

Year	Total Remuneration	Annual bonus paid as % of maximum	LTI vested as a % of maximum (awards actually vested in year)
2021 ($) (1)	8,166,894	95%	6%
2020 ($)	10,396,374	—%	—%
2019 ($)	6,498,640	83%	26%
2018 ($) (1)	19,487,373	78%	37%
2017 ($)	9,238,964	61%	86%
2016 ($)	7,553,912	82%	72%
2015 ($) (1)	9,646,006	75%	78%
2014 (€)	7,155,968	96%	100%
2013 (€)	6,884,167	93%	92%
2012 (€)	6,428,145	96%	66%
2011 (€)	6,167,166	85%	0% - 2008 LTI

(1) Total remuneration includes a housing allowance paid once every three years subject to his IGT Lottery S.p.A. (formerly Lottomatica) contract.

Annual Report and Accounts 2021 Page | 87

Directors' Remuneration Report

Percentage change in Director and employee remuneration

The following table compares the annual percentage change, year over year, of each Director's remuneration to the Company's employees as a whole, in all jurisdictions, calculated on a full-time equivalent basis.

	2021			2020		
	Salary and Fees	Benefits(1)	STI(1)	Salary and Fees	Benefits(1)	STI(1)
Employees(2)	**4%**	**(8)%**	**100%**	**(8)%**	**(1)%**	**(100)%**
Executive Directors						
Marco Sala (CEO then)(3)	17%	476%	100%	(23)%	9%	(100)%
Max Chiara (CFO)(4)	76%	(68)%	100%	—%	—%	—%
Non-Executive Directors						
Lorenzo Pellicioli	—%	—%	—%	—%	—%	—%
James McCann	(13)%	—%	—%	(17)%	—%	—%
Beatrice Bassey(5)	(54)%	—%	—%	—%	—%	—%
Alberto Dessy	9%	—%	—%	2%	—%	—%
Marco Drago	—%	—%	—%	—%	—%	—%
Heather McGregor	—%	—%	—%	—%	—%	—%
Samantha Ravich(6)	—%	—%	—%	136%	—%	—%
Vince Sadusky(7)	(5)%	—%	—%	(5)%	—%	—%
Gianmario Tondato Da Ruos	—%	—%	—%	—%	—%	—%

(1) Non-Executive Directors do not receive benefits or short-term incentives.

(2) Employee percentages exclude payments made to Executive Directors.

(3) Effective January 24, 2022, Marco Sala was appointed Executive Chair of the Board.

(4) Max Chiara joined the Company in April 2020, therefore no change between 2020 and 2019 is reflected in the table above.

(5) Beatrice Bassey was appointed to the Board on March 20, 2020, therefore no change between 2020 and 2019 is reflected in the table above. Beatrice Bassey stood down from her position as a Director at the conclusion of the 2021 AGM and her term ended on May 11, 2021. The change between 2021 and 2020 reflects her prorate salaries in both years.

(6) Samantha Ravich was appointed to the Board on July 31, 2019 and received a pro-rated amount of compensation for her services in 2019.

(7) Effective January 24, 2022, Vince Sadusky was appointed CEO and Executive Director.

CEO Pay Ratios

The average number of U.K. employees for the financial years ended December 31, 2020 and 2021 were no more than 250; the Company was therefore exempt from reporting pay ratios in relation to the total remuneration of the CEO.

Relative importance of spend on pay

The following table shows the year-on-year movement in total remuneration of all employees, compared to the level of distributions to shareholders by way of dividend and share buyback in respect of the financial years ended December 31, 2021 and 2020:


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Millions
$1,089.6
$932.3
$81.7
$40.9
2021
2020
Total Pay(1)
Distributions to shareholders(2)
Period Ending

(1) The total pay increased 17% in 2021 when compared to 2020, based on constant 2020 foreign currency rates. The Parent is not aware of any other extraordinary payments utilizing cash flow or profit. Total Pay includes wages, benefits, annual bonus, long-term incentive compensation and training and other personnel costs. Total Pay in 2021 is calculated at the prior year's foreign exchange rate to 2020 actual Total Pay.

(2) There were no share buybacks for the financial year ended December 31, 2020.

Following amendments to IGT's revolving credit facilities agreement and term loan facility agreement in May 2020, dividends and share buybacks were prohibited, at least, through June 30, 2021. The Company announced and initiated a $300 million multi-year share repurchase program in November 2021, after reinstating quarterly cash dividend.

Annual Report and Accounts 2021 Page | 88

Directors' Remuneration Report

Implementation of the Remuneration Policy for the year ending December 31, 2022

This section sets out how the Company intends to implement the approved Remuneration Policy (see the Remuneration Policy section of this Directors' Remuneration Report, which can also be found within our 2020 Annual Report and Accounts (pages 62 to 75) which is available at the Investor Relations section of the Company's website (www.IGT.com)) for the financial year ending December 31, 2022.

On January 20, 2022, the Company announced certain changes to the Company's executive team and the Board. Effective January 24, 2022, Lorenzo Pellicioli retired as Chairperson and remains a Non-Executive Director. Marco Sala, CEO then, was appointed Executive Chair of the Board, and Vince Sadusky was appointed CEO and Executive Director.

Executive Director

Elements	Implementation
Salary	Marco Sala, who was appointed Executive Chair effective January 24, 2022, will receive an annual salary of $750,000, which is paid 70% in the U.K. in pounds sterling and 30% in Italy in Euros. This payment arrangement requires periodic true-ups for currency fluctuations to ensure he is paid $750,000 annually. Marco Sala's salary was established based on a competitive market review as well as through consultation with the Committee's executive compensation advisors at Mercer. Vince Sadusky, who was appointed CEO and Executive Director effective January 24, 2022, will receive an annual salary of $1,500,000. Vince Sadusky's salary was established based on a market review of total compensation for like-positions across IGT's competitive peer group as well as through consultation with the Committee's executive compensation advisors at Mercer. Although Vince Sadusky's base salary is higher than his predecessor, Marco Sala, their total cash compensation as CEO remains the same. Max Chiara will continue to receive an annual salary of $800,000.

	Annual Salary 2022	Annual Salary 2021	Percentage Change
Marco Sala[(1)]	$750,000	$1,000,000	(25)%
Vince Sadusky	$1,500,000	$—	N/A
Max Chiara	$800,000	$800,000	—%

(1) For comparative purposes, the 2021 annual salary for Marco Sala reflects his entitlement as CEO, prior to his new role as Executive Chair.

Elements	Implementation
Benefits	Each Executive Director will continue to be eligible to receive certain health, welfare and other benefits including health and life insurance, tax preparation services, tax equalization, and housing and car allowances or a cash perquisite allowance in lieu of housing, car or other allowances.
Pension	Marco Sala will continue to participate in the Company's Italian pension under his service agreement with IGT Lottery S.p.A (formerly Lottomatica) and the Italian integrative pension fund, both of which are structured as a contribution scheme. Under the pension fund subject to his service agreement, the employee contribution rate is equal to 10.19% and the employer quota is approximately 27% of base salary, allowances and annual bonus. Marco Sala's contributions subject to the Italian integrative pension fund are levied at a rate of 3.45% and employer contributions are 8.55% of base salary. Both pension funds' contribution rates are applied to Marco Sala's remuneration earned under both of his service agreements with the Parent and IGT Lottery S.p.A. In addition, the Company makes mandatory contributions to PREVIP for TFR (Italy's severance program) at a 6.90% rate of Marco Sala's base salary, allowances and annual bonus earned under both of his service agreements. Employer contributions are allocated to the Parent and IGT Lottery S.p.A. based on remuneration earned under such agreement. Vince Sadusky will, and Max Chiara will continue to, participate in the Company's defined contribution 401(k) plan. IGT provides a 3.5% company match on the first 6% of employee contributions.

Annual Report and Accounts 2021 Page | 89

Directors' Remuneration Report

Elements	Implementation
Annual Bonus	Each Executive Director will continue to participate in the Company's annual bonus for fiscal year 2022, with a maximum annual bonus award opportunity as set out below: • Marco Sala - 232.75% of base salary • Vince Sadusky - 167% of base salary • Max Chiara - 175% of base salary The Company's annual bonus for fiscal year 2022 is expected to be based on a mix of predetermined company financial metrics (80%) - Consolidated Operating Income (excluding purchase price accounting) (25%), Consolidated EBITDA (25%), and Consolidated Net Debt (30%) - and individual performance metrics (20%), as approved by the Committee to ensure they appropriately align to the overall business strategy. Full details of the metrics and achievement will be disclosed retrospectively.
LTIP	The Committee expects to award performance-based shares for a 2022-2024 period performance cycle, with a target grant date value as set out below: • Marco Sala - $2.0 million • Vince Sadusky - $2.25 million • Max Chiara - $2.0 million The plan is expected to be 100% based on predetermined financial performance targets (Consolidated Adjusted EBITDA and Consolidated Free Cash Flow) aligned with the Company's long-term strategy and modified by the Company's relative TSR performance compared to the Russell Midcap Index. Actual payout opportunity will be based on performance achievement against the targets and will range between 0% to 145% of target shares. Full details of the metrics and achievement will be disclosed retrospectively.
Co-investment plan	In light of the co-investment plan entered into with Marco Sala in 2021, new co-investment plan is not expected to be entered into with Marco Sala in 2022. The Committee will determine whether co-investment plans will be entered into with the other Executive Directors, and if so, the terms of such arrangements.

Marco Sala

Subsequent to the approval of the Remuneration Policy at the 2021 AGM, and in connection with the restructuring of Marco Sala's service arrangement with the Parent due to his new role as Executive Chair of the Board, the Committee agreed upon a fixed payment amount of $7.5 million as consideration of Marco Sala agreeing to comply with post-employment restrictive covenants which continue for 24 months after cessation of service, in accordance with the terms of the Remuneration Policy on loss of office. This arrangement supersedes and extinguishes Marco Sala's previous contractual entitlements relating to restrictive covenants.

Vince Sadusky

Vince Sadusky was granted performance share units with a grant date of January 24, 2022, a target grant date value of $2.25 million and subject to the same performance metrics and vesting schedule applicable to the 2021 performance share units awarded to the Parent's former CEO, Marco Sala, for the 2021-2023 performance period. He was also granted a one-time recruitment award of restricted share units with a grant date of January 24, 2022, and a grant date value of $7.5 million with an opportunity to earn up to an additional 350,000 shares depending on the share price of the Parent's ordinary shares for the 60 days immediately preceding and ending on the vesting date, which is three years after the grant date.

Annual Report and Accounts 2021

Page | 90

Directors' Remuneration Report

Non-Executive Directors

Elements	Implementation
Fees	As of the date of this Directors' Remuneration Report, the fees of Chairperson and other Non-Executive Directors remain unchanged from the year ended December 31, 2021, as set out below. The Committee retains discretion to review the fees of the Non-Executive Directors for the remainder of the financial year ending December 31, 2022, and any changes to fees will be in line with the Remuneration Policy.

	2022	2021
Non-Executive Director	$100,000	$100,000
with additional fees related to service for		
Chairperson	$50,000	$50,000
Lead Independent Director	$20,000	$20,000
Chair of Audit Committee	$40,000	$40,000
Chair of Compensation Committee	$30,000	$30,000
Chair of Nominating and Corporate Governance Committee	$20,000	$20,000

Equity awards	The Committee has reviewed the terms of the Non-Executive Directors' restricted share unit award agreement and has determined that the agreement will operate in a broadly similar manner to the year ended December 31, 2021.

	Annual Grant Value 2022	Annual Grant Value 2021
Non-Executive Director	$200,000	$200,000
with additional restricted share units related to service for		
Chairperson	$50,000	$50,000
Lead Independent Director	$20,000	$20,000

This Directors' Remuneration Report was approved by the Board on March 10, 2022 and signed on its behalf by:

Gianmario Tondato Da Ruos
Chairperson of the Compensation Committee
March 16, 2022

Annual Report and Accounts 2021

Page | 91

Independent Auditors' Report

Independent auditors' report to the members of International Game Technology PLC

Report on the audit of the financial statements

Opinion

In our opinion:

- International Game Technology PLC's group financial statements and parent financial statements (the "financial statements") give a true and fair view of the state of the group's and of the parent's affairs as at 31 December 2021 and of the group's profit and the group's cash flows for the year then ended;
- the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;
- the parent financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 "Reduced Disclosure Framework", and applicable law); and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report and Accounts (the "Annual Report"), which comprise: the Consolidated Balance Sheet as at 31 December 2021; the Parent Balance Sheet as at 31 December 2021; the Consolidated Statement of Operations, the Consolidated Statement of Comprehensive Income (Loss), the Consolidated Statement of Cash Flows, the Consolidated Statement of Shareholders' Equity, and the Parent Statement of Shareholders' Equity for the year then ended; and the notes to the financial statements, which include a description of the significant accounting policies.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

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Independent Auditors' Report

Our audit approach

Overview

Audit scope

- We conducted full scope audit work over three components in which the group has significant operations (Rome, Italy and Reno, Nevada and Providence, Rhode Island, USA) and a full scope audit of the parent.
- In addition, we performed procedures on specific balances at seven non-significant components.
- During the year, the group engagement team had virtual meetings with the significant components in Italy and the USA.

Key audit matters

- Identifying and evaluating the contractual terms and conditions of revenue transactions (group)
- Impairment of investments in subsidiaries (parent)

Materiality

- Overall group materiality: $35 million (2020: $30 million) based on approximately 2.29% of EBITDA adjusted to remove the impact of impairment losses and foreign exchange gains and losses.
- Overall parent materiality: $70 million (2020: $78 million) based on approximately 1% of total liabilities.
- Performance materiality: $26.25 million (2020: $22.50 million) (group) and $52.50 million (2020: $58.50 million) (parent).

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Impairment of Investments in subsidiaries is a new key audit matter this year related to the Parent. Testing management's goodwill impairment assessments prior to the reorganisation of the group for the North America Gaming and Interactive ('NAGI') and International cash generating units and the Global Gaming cash generating unit as at 31 December 2020 (group), Evaluating the allocation of goodwill to discontinued operations (group) and Assessing management's consideration of the impact of COVID-19 (group and parent) were key audit matters last year. They are no longer included as key audit matters because there is significant headroom in the cash generating units given the performance and forecasts. The goodwill allocation to the discontinued operations was a one-off matter in the prior year only. Otherwise, the key audit matters below are consistent with last year.

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Independent Auditors' Report

Key audit matter	How our audit addressed the key audit matter
Identifying and evaluating the contractual terms and conditions of revenue transactions (group)	
As described in Note 4 to the consolidated financial statements, the group generated service and product revenues of $3,475 million and $606 million, respectively, for the year ended 31 December 2021. The group's revenue transactions include contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgement in identifying and evaluating contractual terms and conditions that impact the identification of performance obligations and the associated pattern of revenue recognition. We considered this a key audit matter given the level of complexity and judgement involved in understanding the revenue affecting terms and conditions in the group's revenue contracts. Under IFRS 15, Revenue from Contracts with Customers, the identification of different performance obligations, and the allocation of arrangement consideration to each of those obligations in a contract, can require significant management judgement.	Our procedures included the following: • Evaluating the design and testing the operating effectiveness of management's controls to determine performance obligations, allocate a reasonable fair value to each and so to recognise revenue appropriately based upon the contractual terms and conditions. • On a sample basis, we selected revenue items from a full revenue listing and tested the timing and accuracy of amounts recognised by determining whether the relevant obligations had been performed and had been allocated an appropriate value based upon the contractual terms of the associated contract. Based on the procedures performed, we noted no material issues from our work.
Impairment of investments in subsidiaries (parent)	
As described in note 3 to the Parent financial statements, the investments in subsidiaries is $4,799 million (2020: $4,786 million). Investments are assessed for impairment if impairment indicators exist. If such indicators exist, the recoverable amounts of the investments in subsidiaries are estimated in order to determine the extent of the impairment loss, if any. Any such impairment loss is recognised in the Parent Income Statement. As of 31 December 2021, the carrying value of the investment in each directly owned subsidiary is supported by the respective subsidiaries' underlying net assets indicating no potential impairment. As no other impairment indicators were identified as of the balance sheet date the Directors have concluded that the investment in subsidiary balance was fully recoverable and no impairment was required as of 31 December 2021.	Our procedures included the following: • We have considered the net assets of the respective subsidiaries as at 31 December 2021 and note the net assets exceed the carrying value of investment. • In addition to net assets, we have considered other internal and external factors, and no impairment triggers have been identified. Based on the procedures performed, we noted no material issues from our work.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the parent, the accounting processes and controls, and the industry in which they operate.

The group has its corporate headquarters in London, England, and operating headquarters in Rome, Italy and Reno, Nevada and Providence, Rhode Island, USA. The worldwide engagement team is aligned to IGT PLC's geographical organisation and broadly mirrors the group's management structure.

As the group's corporate headquarters are based in London, the group engagement team is also based in London and supported by component teams in Rome, Italy and Boston, Massachusetts, USA.

Where work was performed by teams outside of the UK, we determined the level of independent involvement needed at those local operations to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. We issued formal, written instructions to the teams outside the UK

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Independent Auditors' Report

setting out the work to be performed by each of them and maintained regular communication throughout the audit cycle. These interactions included participating in the planning and clearance meetings with our teams in Rome and Boston, holding regular video and conference calls, as well as reviewing work papers and assessing matters reported.

We performed certain specified audit procedures across six non-significant components to gain sufficient audit coverage over certain balances in the consolidated financial statements. The balances covered at each individual component varied based on their size but consisted of some or all of the following: service revenue, product revenue, cost of services, cost of sales, accounts receivable, other assets, deferred revenue, accounts payable and systems and equipment.

In total, the audit work performed accounted for approximately 92% of consolidated net revenue and approximately 95% of consolidated total assets. At the group level, we also carried out other risk assessment procedures on the components not covered by the procedures described above. The group engagement team also performed audit procedures over the consolidation.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements - group	Financial statements - parent
Overall materiality	$35 million (2020: $30 million).	$70 million (2020: $78 million).
How we determined it	Approximately 2.29% of EBITDA adjusted to remove the impact of impairment losses and foreign exchange gains and losses.	Approximately 1% of total liabilities.
Rationale for benchmark applied	We consider an Earnings before interest, tax, depreciation and amortisation (EBITDA), adjusted to remove the impact of impairment losses and foreign exchange gains and losses, to be one of the principal metrics for the members of International Game Technology PLC in assessing the recurring financial performance of the group as it best represents results from underlying operations.	We consider total liabilities to be one of the principal considerations for the members of International Game Technology PLC in assessing the parent's financial position.

For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was $3.5 million and $33 million (with $13 million being used for the parent for the purpose of the group audit). Certain components were audited to a local statutory audit materiality that was also less than our overall group materiality.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2020: 75%) of overall materiality, amounting to $26.25 million (2020: $22.50 million) for the group financial statements and $52.50 million (2020: $58.50 million) for the parent financial statements.

In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the lower end of our normal range was appropriate.

We agreed with those charged with governance that we would report to them misstatements identified during our audit above $3.5 million (group audit) (2020: $2.5 million) and $3.5 million (parent audit) (2020: $3.5 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

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Independent Auditors' Report

Conclusions relating to going concern

Our evaluation of the directors' assessment of the group's and the parent's ability to continue to adopt the going concern basis of accounting included:

- assessing the business processes and controls related to the going concern assessment, including the suitability of the model used and the selection of estimates and assumptions;
- agreeing the underlying cash flow projections to approved forecasts;
- evaluating the key assumptions and estimates within the forecasts;
- considering liquidity and available financial resources; and
- reviewing debt agreements and assessing the group's ability to comply with the financial covenants associated with its various debt facilities.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and the parent's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's and the parent's ability to continue as a going concern.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic report and Directors' Report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' Report for the year ended 31 December 2021 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the group and parent and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' Report.

Directors' Remuneration

In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

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Independent Auditors' Report

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Statement of the Directors' responsibilities, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's and the parent's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the group and industry, we identified that the principal risks of non-compliance with laws and regulations related to gaming laws and bribery and anti-corruption legislation, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006 and international tax legislation. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to manipulate financial results and potential management bias in the selection and application of significant accounting judgements and estimates. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included:

- Evaluation and testing of the operating effectiveness of management's controls designed to prevent and detect irregularities.
- Discussions with the Vice President of Internal Audit, the Senior Vice President and Chief Accounting Officer, the Vice President and Corporate Controller, the Senior Vice President of Chief Compliance and Risk Management Officer and General Counsel, including consideration of known or suspected instances of non-compliance with laws and regulations and fraud.
- Assessment of matters reported on the group's whistleblowing helpline and the results of management's investigation of such matters
- Challenging assumptions made by management in the selection and application of significant accounting judgments and estimates
- Identifying and testing the validity of journal entries, in particular any journal entries posted with unusual account combinations, journals posted by senior management and consolidation journals

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors' report.

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Independent Auditors' Report

Use of this report

This report, including the opinions, has been prepared for and only for the parent's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not obtained all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or
- certain disclosures of directors' remuneration specified by law are not made; or
- the company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Jaskamal Sarai (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
Watford
16 March 2022

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Financial Statements

INTERNATIONAL GAME TECHNOLOGY PLC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet at December 31, 2021 and 2020 100

Consolidated Statement of Operations for the years ended December 31, 2021 and 2020 101

Consolidated Statement of Comprehensive Loss for the years ended December 31, 2021 and 2020 102

Consolidated Statement of Cash Flows for the years ended December 31, 2021 and 2020 103

Consolidated Statement of Shareholders' Equity for the years ended December 31, 2021 and 2020 105

Notes to the Consolidated Financial Statements 106

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Financial Statements

International Game Technology PLC
Consolidated Balance Sheet
($ in millions)

	Notes	December 31, 2021	December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents		591	907
Restricted cash and cash equivalents		112	127
Trade and other receivables, net	5	903	846
Inventories	6	183	169
Other current assets	7	587	480
Assets held for sale	3	4	826
Total current assets		2,379	3,355
Systems, equipment and other assets related to contracts, net	11	937	1,068
Property, plant and equipment, net	11	114	132
Right-of-use assets	12	273	304
Goodwill	14	4,756	4,827
Intangible assets, net	15	1,409	1,572
Other non-current assets	7	1,421	1,740
Total non-current assets		8,909	9,644
Total assets		11,288	12,999
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable		929	1,054
Current portion of long-term debt	17	—	393
Short-term borrowings	17	52	—
Other current liabilities	16	994	1,023
Liabilities held for sale	3	—	248
Total current liabilities		1,974	2,719
Long-term debt, less current portion	17	6,475	7,869
Deferred income taxes	18	359	323
Lease liabilities	12	285	290
Other non-current liabilities	16	489	574
Total non-current liabilities		7,608	9,055
Total liabilities		9,582	11,774
Shareholders' equity			
Share capital		21	20
Share premium		2,896	2,871
Retained deficit		(2,065)	(2,473)
Other reserves	20	379	280
Total IGT PLC's shareholders' equity		1,230	698
Non-controlling interests		476	527
Total shareholders' equity		1,706	1,225
Total liabilities and shareholders' equity		11,288	12,999

The accompanying notes are an integral part of these consolidated financial statements.

The consolidated financial statements were approved by the Board of Directors on March 10, 2022 and signed on its behalf on March 16, 2022 by:

Vincent Sadusky
Chief Executive Officer
Company registration number: 09127533

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Financial Statements

International Game Technology PLC
Consolidated Statement of Operations
($ in millions and shares in thousands, except per share amounts)

	Notes	For the year ended December 31, 2021	2020
Service revenue	4, 22	3,475	2,640
Product sales	4, 22	606	476
Total revenue	4, 22	4,081	3,115
Cost of services		1,749	1,630
Cost of product sales		377	345
Selling, general and administrative		792	696
Research and development		238	190
Restructuring	13	6	45
Goodwill impairment	14	—	296
Other operating expense		1	4
Total operating expenses		3,163	3,206
Operating income (loss)	22	918	(91)
Interest expense, net	17	344	429
Foreign exchange (gain) loss, net		(66)	310
Other expense		192	120
Other income		(3)	(5)
Total non-operating expenses		466	855
Income (loss) from continuing operations before provision for income taxes	18	452	(945)
Provision for income taxes	18	276	22
Income (loss) from continuing operations		176	(967)
Income from discontinued operations, net of tax		24	36
Gain on sale of discontinued operations, net of tax		390	—
Income from discontinued operations	3	415	36
Net income (loss)		590	(931)
Less: Net income attributable to non-controlling interests from continuing operations		102	6
Less: Net loss attributable to non-controlling interest from discontinued operations	3	(2)	(5)
Net income (loss) attributable to IGT PLC		490	(933)
Net income (loss) from continuing operations attributable to IGT PLC per common share - basic	24	0.36	(4.76)
Net income (loss) from continuing operations attributable to IGT PLC per common share - diluted	24	0.35	(4.76)
Net income (loss) attributable to IGT PLC per common share - basic	24	2.39	(4.56)
Net income (loss) attributable to IGT PLC per common share - diluted	24	2.37	(4.56)
Weighted-average shares - basic	24	204,954	204,725
Weighted-average shares - diluted	24	206,800	204,725

The accompanying notes are an integral part of these consolidated financial statements.

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Financial Statements

International Game Technology PLC
Consolidated Statement of Comprehensive Income (Loss)
($ in millions)

	Notes	For the year ended December 31, 2021	2020
Net income (loss)		590	(931)
Foreign currency translation adjustments, net of tax	20	45	108
Unrealized gain (loss) on hedges, net of tax	20	3	(1)
Unrealized loss on other, net of tax	20	(1)	—
Other comprehensive income, net of tax [(1)]	20	47	107
Comprehensive income (loss)		637	(824)
Less: Comprehensive income attributable to non-controlling interests		48	61
Comprehensive income (loss) attributable to IGT PLC		589	(885)

[(1)] All items in other comprehensive income, net of tax will be reclassified subsequently to profit or loss when specific conditions are met, with the exception of unrealized loss on defined benefit plans of $1 million for the year ended December 31, 2021, which is included in unrealized loss on other, net of tax.

The accompanying notes are an integral part of these consolidated financial statements.

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Financial Statements

International Game Technology PLC
Consolidated Statement of Cash Flows
($ in millions)

	Notes	For the year ended December 31, 2021	2020
Cash flows from operating activities			
Net income (loss)		590	(931)
Less: Income from discontinued operations, net of tax	3	415	36
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations:			
Depreciation		390	423
Amortization of upfront license fees		218	212
Amortization		190	202
Loss on extinguishment of debt		92	39
Redeemable non-controlling interest		91	72
Deferred income taxes		41	(84)
Stock-based compensation	23	35	(8)
Debt issuance cost amortization		21	19
Goodwill impairment	14	—	296
Foreign exchange (gain) loss, net		(66)	310
Other non-cash items, net		(2)	(2)
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:			
Trade and other receivables		(95)	74
Inventories		(13)	17
Accounts payable		(77)	14
Other assets and liabilities		19	53
Net cash provided by operating activities from continuing operations		1,017	668
Net cash (used in) provided by operating activities from discontinued operations		(28)	278
Net cash provided by operating activities		989	946
Cash flows from investing activities			
Capital expenditures		(238)	(255)
Proceeds from sale of assets		21	9
Other		1	18
Net cash used in investing activities from continuing operations		(216)	(228)
Net cash provided by (used in) investing activities from discontinued operations		873	(35)
Net cash provided by (used in) investing activities		657	(263)
Cash flows from financing activities			
Principal payments on long-term debt		(2,846)	(959)
Payments in connection with the extinguishment of debt		(85)	(25)
Net (payments of) receipts from financial liabilities		(50)	67
Debt issuance costs paid		(14)	(22)
Net proceeds from (repayments of) Revolving Credit Facilities		17	(29)
Net proceeds from (payments of) short-term borrowings		51	(7)
Proceeds from long-term debt		1,339	750
Repurchases of ordinary shares		(41)	—
Dividends paid		(41)	(41)
Dividends paid - non-controlling interests		(91)	(136)
Return of capital - non-controlling interests		(127)	(32)
Capital increase - non-controlling interests		12	8
Other		(72)	(66)
Net cash used in financing activities		(1,948)	(493)
Net (decrease) increase in cash and cash equivalents		(302)	190
Effect of exchange rate changes on cash and cash equivalents		(22)	61
Cash and cash equivalents at the beginning of the period		914	663
Cash and cash equivalents at the end of the period		591	914
Less: Cash and cash equivalents of discontinued operations		—	7
Cash and cash equivalents at the end of the period of continuing operations		591	907

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Financial Statements

International Game Technology PLC
Consolidated Statement of Cash Flows
($ in millions)

	For the year ended December 31,	
	2021	2020
Supplemental disclosures of cash flow information		
Cash paid during the period for:		
Interest	393	431
Income taxes	188	89
Non-cash investing and financing activities:		
Capital expenditures	26	24

The accompanying notes are an integral part of these consolidated financial statements.

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Financial Statements

International Game Technology PLC
Consolidated Statement of Shareholders' Equity
($ in millions)

	Share Capital	Share Premium	Retained Deficit	Other Reserves (Note 20)	Total IGT PLC Equity	Non-Controlling Interests (Note 21)	Total Equity
Balance at December 31, 2019	20	2,880	(1,497)	232	1,635	540	2,175
Net (loss) income	—	—	(933)	—	(933)	2	(931)
Other comprehensive income, net of tax	—	—	—	48	48	59	107
Total comprehensive (loss) income	—	—	(933)	48	(885)	61	(824)
Capital increase	—	—	—	—	—	8	8
Shares issued under stock award plans	—	(1)	—	—	(1)	—	(1)
Stock-based compensation (Note 23)	—	(8)	—	—	(8)	—	(8)
Return of capital	—	—	—	—	—	(23)	(23)
Dividends paid	—	—	(41)	—	(41)	(60)	(101)
Other	—	—	(2)	—	(2)	1	(1)
Balance at December 31, 2020	20	2,871	(2,473)	280	698	527	1,225
Net income	—	—	490	—	490	100	590
Other comprehensive income (loss), net of tax	—	—	—	99	99	(52)	47
Total comprehensive income	—	—	490	99	589	48	637
Stock-based compensation (Note 23)	—	35	—	—	35	—	35
Capital increase	—	—	—	—	—	13	13
Tax benefit on stock-based compensation	—	2	—	—	2	—	2
Shares issued under stock award plans	—	(12)	—	—	(12)	—	(12)
Divestiture of non-controlling interest	—	—	—	—	—	(18)	(18)
Repurchases of ordinary shares	—	—	(41)	—	(41)	—	(41)
Return of capital	—	—	—	—	—	(64)	(64)
Dividends paid	—	—	(41)	—	(41)	(33)	(74)
Other	—	—	—	—	—	3	3
Balance at December 31, 2021	21	2,896	(2,065)	379	1,230	476	1,706

The accompanying notes are an integral part of these consolidated financial statements.

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Financial Statements

International Game Technology PLC
Notes to the Consolidated Financial Statements

1. Description of Business

International Game Technology PLC (the "Parent"), together with its consolidated subsidiaries (collectively referred to as "IGT PLC," the "Company," "we," "our," or "us"), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from gaming machines and lotteries to sports betting and digital. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, digital lottery, and commercial services. We have a local presence and relationships with governments and regulators in more than 100 countries around the world.

We are majority owned by De Agostini S.p.A. ("De Agostini"), a century-old publishing, media, and financial services company that is incorporated in Italy. Our remaining shares not held by De Agostini are publicly held. De Agostini is the smallest group to consolidate these financial statements and is majority owned by B&D Holding S.p.A. ("B&D") which is incorporated in Italy and the largest group to consolidate these financial statements. B&D is wholly owned by the Boroli and Drago families.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted are set out below and have been consistently applied to all years presented, unless otherwise noted.

Basis of Preparation

The accompanying consolidated financial statements and notes of the Company, prepared for statutory purposes, have been prepared on a going concern basis and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 ("IFRS").

The consolidated financial statements have been prepared on a historical cost basis unless otherwise stated. The consolidated financial statements are stated in millions of United States ("U.S.") dollars (except share, per share, and employee headcount data) unless otherwise indicated and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

As further described in Note 3 – *Discontinued Operations and Assets Held for Sale,* on May 10, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses, which met the criteria to be reported as a discontinued operation during the fourth quarter of 2020. As a result, the historical financial results are reflected in the Company's consolidated financial statements as a discontinued operation, and assets and liabilities were classified as assets and liabilities held for sale at December 31, 2020.

Recasting of Certain Prior Period Information

During the third quarter of 2021, we modified the information that our chief operating decision maker, who was also our Chief Executive Officer, regularly reviewed for purposes of allocating resources and assessing performance, prompting a change in management, operating segments, and cash-generating units. As a result, beginning in the third quarter of 2021, we report our financial performance based on our new business segments described in Note 22 – *Segment Information*. We have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance as of the third quarter of 2021. This change primarily impacted Note 4 – *Revenue Recognition,* Note 14 – *Goodwill,* and Note 22 – *Segment Information*, with no impact on consolidated revenue, net income, or cash flows.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent and our majority-owned or controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Earnings or losses

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Financial Statements

attributable to non-controlling interests in a subsidiary are included in net income (loss) in the consolidated statement of operations.

Investments in which we have the ability to exercise significant influence, but do not control, and with respect to which we are not the primary beneficiary, are accounted for using the equity method of accounting. Equity investments in which we have no ability to exercise significant influence that do not have a readily determinable fair value and do not have a Net Asset Value per share are measured at cost, less impairment, which approximates fair value. Equity method investments and equity investments in which we have no ability to exercise significant influence are included within other non-current assets in the consolidated balance sheet.

Critical Estimates, Judgments, and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis we evaluate our estimates, judgments, and methodologies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. These estimates, judgments, and assumptions are used for, but not limited to, revenue recognition, allowance for credit losses, evaluation of long-lived assets for impairment, legal and other contingencies, and income taxes. Detailed information about each of these estimates, judgments, and assumptions is included in their respective notes, together with information about the basis of calculation for each affected line item in the financial statements.

The accounting policy descriptions set out the areas where judgments and estimates need exercising, the most significant of which include the following Key Judgments **(♣)** and Significant Estimates **(♦)**:

- Revenue, refer to accounting policy, page 107 and 108 **(♣)**
- Goodwill, refer to accounting policy, page 111 **(♦)** and Note 14, page 137 **(♦)**
- Discontinued Operations and Assets Held for Sale, refer to Note 3, page 117 **(♣)**, **(♦)**

Revenue

We account for a contract with a customer when: we have written approval; the contract is committed; the rights of the parties, including payment terms, are identified; the contract has commercial substance; and collection of consideration is probable.

Performance obligations are identified at contract inception. A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. If we enter into two or more contracts at or near the same time, the contracts may be combined and accounted for as one contract, in which case we determine whether the services or products in the combined contract are distinct. A service or product that is promised to a customer is distinct if both of the following criteria are met: the customer can benefit from the service or product either on its own or together with other resources that are readily available to the customer; and our promise to transfer the service or product to the customer is separately identifiable from other promises in the contract.

(♣) Revenue is recognized when (or as) control of a promised service or product transfers to a customer, in an amount that reflects the consideration (which represents the transaction price) to which we expect to be entitled in exchange for transferring that service or product. If the consideration promised in a contract includes a variable amount, we estimate the amount to which we expect to be entitled using either the expected value or most likely amount method. Our contracts may include terms that could cause variability in the consideration, including, for example, rebates, volume discounts, service-level penalties, and performance bonuses or other forms of contingent revenue.

(♣) The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgment in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition.

Our standard payment terms dictate that payment is due upon receipt of invoice, payable within 30 days. Invoices are generally issued as control transfers and/or as services are rendered. Additionally, in determining the

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transaction price, we adjust the promised amount of consideration for the effects of the time value of money if the payment terms are not standard and the timing of payments agreed to by the parties to the contract provide the customer or the Company with a significant benefit of financing, in which case the contract contains a significant financing component. Most arrangements that contain a significant financing component include explicit financing terms.

We may include subcontractor services or third-party vendor services or products in certain arrangements. In these arrangements, revenue from sales of third-party vendor services or products are recorded net of costs when we are acting as an agent between the customer and the vendor, and gross when we are the principal for the transaction. To determine whether we are an agent or principal, we consider whether we obtain control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, as well as inventory risk and pricing discretion.

Additional information on revenue recognition is included in Note 4 – *Revenue Recognition.*

Arrangements with Multiple Performance Obligations

(♣) We often enter into contracts that consist of a combination of services and products based on the needs of our customers, which may include post-contract support for the software and a contract for post-warranty maintenance service for the hardware. These contracts consist of multiple services and products, whereby the hardware and software may be delivered in one period and the software support and hardware maintenance services are delivered over time.

To the extent that a service or product in an arrangement with multiple performance obligations is subject to other specific accounting guidance, that service or product is accounted for in accordance with such specific guidance.

For all other distinct services and products in these arrangements, the arrangement transaction price is allocated to each performance obligation on a relative standalone selling price basis or another method that depicts the amount of consideration to which we expect to be entitled in exchange for transferring the promised services or products. If the services and products are not distinct, we determine an appropriate measure of progress based on the nature of our overall promise for the single performance obligation.

To the extent we grant the customer the option to acquire additional services or products in one of these arrangements, we account for the option as a distinct performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into the contract (i.e., a significant discount incremental to the range of discounts typically given for the service or product), in which case the customer in effect pays in advance for the option to purchase future services or products. We allocate a portion of the transaction price to the material right and recognize revenue when those future services or products are transferred or when the option expires.

Standalone Selling Price

(♣) We allocate the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. The SSP is the price at which we would sell a promised service or product separately to a customer. In some instances, we are able to establish SSP based on the observable prices of services or products sold separately in comparable circumstances to a similar customer. We typically establish an SSP range for our services and products that are reassessed on a periodic basis or when facts and circumstances change.

In other instances, we may not be able to establish an SSP range based on observable prices, and we estimate the SSP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, competitive positioning, competitor actions, internal costs, profit objectives, and pricing practices. Estimating SSP is a formal process that includes review and approval by management.

Contract Costs

Certain eligible, non-recurring costs incurred in the initial phases of service contracts are capitalized and amortized ratably over the expected period of benefit, which includes anticipated contract renewals or extensions. Recurring operating costs in these contracts are recognized as incurred.

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Financial Statements

Practical Expedients and Exemptions

We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

We generally expense incremental costs of obtaining a contract (e.g., sales commissions) when incurred because the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses in our consolidated statement of operations. For certain of our long-term contracts, recoverable costs are capitalized and amortized on a straight-line basis over the expected customer relationship period.

We do not account for significant financing components if the period between when we transfer the promised service or product to the customer and when the customer pays for that service or product will be one year or less.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) performance obligations for which we recognize revenue at the amount that we have the right to invoice for services performed, (iii) contracts for which variable consideration is accounted for in accordance with sales-based or usage-based royalty guidance, and (iv) wholly unperformed contracts.

Contract Assets and Liabilities

Contract assets arise from contracts when revenue is recognized over time and the amount of revenue recognized exceeds the amount billed to the customer. These amounts are included in contract assets until the right to payment is no longer conditional on events other than the passage of time. Contract liabilities include deferred revenue, advance payments, and billings in excess of revenue recognized.

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to directors and employees. Stock-based compensation cost is measured at the grant date or modification date, based on the estimated fair value of the award and recognized as expense, net of estimated forfeitures, over the vesting periods. For awards subject to cliff vesting, compensation cost is recognized by way of a straight-line method over the award's expected vesting period. For awards subject to graded vesting, compensation cost is recognized by way of an accelerated attribution method over the entire awards' expected vesting periods.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $33 million and $25 million for the years ended December 31, 2021 and 2020, respectively.

Research and Development Costs

Research and development costs ("R&D"), which principally include employee compensation costs, are expensed as incurred, as the criteria to capitalize development costs have not been met.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments purchased with an original maturity of three months or less at the date of acquisition, such as bank deposits, money market funds, and interest bearing bank accounts with insignificant interest rate risk. The fair value of cash and cash equivalents approximates the carrying amount.

Restricted Cash and Cash Equivalents

We are required by gaming regulations to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. These restricted cash balances are based primarily on the jackpot meters displayed to slot players, or for previously won jackpots, and vary by jurisdiction. Restricted cash is also maintained for interactive digital player deposits, collections on factored and serviced receivables not yet paid

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Financial Statements

through to the third-party owner, and for customer funds received in relation to the provision of our commercial services. These amounts are restricted based on the contracts with our customers or local regulations.

Allowance for Credit Losses

We maintain an allowance for expected credit losses on receivables measured as the difference between the cash flows due in accordance with the contract and the cash flows we expect to receive. The allowance is regularly reviewed by considering factors such as the creditworthiness of our customers, historical experience, aging of receivables, and current market and economic conditions, as well as management's expectations of future conditions when appropriate. The allowance is deducted from the amortized cost basis of the receivable to present the net amount expected to be collected.

We estimate expected credit losses on receivables on a collective (pool) basis when similar risk characteristics exist. Trade and other receivables and customer financing receivables represent the initial pools which are segregated further by business segment, geography, internal risk rating, and aging. The risk of loss is assessed over the contractual life of the receivables and we adjust historical loss rates for current and future conditions based on qualitative considerations. The expected loss rate for each receivable pool is applied to the aggregate receivable balance to determine the allowance requirement.

We assess the probability of default on receivables at initial recognition and then whether there has been a significant increase in credit risk on an ongoing basis. Receivables are written off against the allowance when there is no reasonable expectation of recovery, for example where all legal avenues for collection of amounts due have been exhausted, the receivable (or relevant portion) is written off.

We determine delinquency based on the contractual payment terms. An account may be considered delinquent if there are unpaid balances remaining on the account the day after the contractual due date.

For amounts due from certain government customers in the Global Lottery business segment, we have not established an allowance as we have no expectation of loss based on a long history of no credit losses and the explicit guarantee of a sovereign entity.

Inventories

Inventories are stated at the lower of cost (applying the first in, first out method) and net realizable value. Allowances are made for defective, obsolete, or excess inventory.

Assets and Liabilities Held for Sale

We classify assets and liabilities (disposal groups) to be sold as held for sale in the period in which all of the following criteria are met: management, having the authority to approve the action, commits to a plan to sell the disposal group; the disposal group is available for immediate sale in its present condition subject to terms customary for sales of such disposal groups; an active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated; the sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale within one year; the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We initially measure a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until the date of sale. We assess the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and report any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale.

Upon determining that a disposal group meets the criteria to be classified as held for sale, we report the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale in the

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Financial Statements

consolidated balance sheet in each period presented. Refer to Note 3 – *Discontinued Operations and Assets Held for Sale*, for further information.

Systems, Equipment and Other Assets Related to Contracts, Net and Property, Plant and Equipment, Net

We have two categories of fixed assets: systems, equipment and other assets related to contracts ("Systems & Equipment") and property, plant and equipment ("PPE").

Systems & Equipment are assets that primarily support our operating contracts, FMCs, and WAP systems (collectively, the "Contracts") and are principally composed of lottery and gaming assets. PPE are assets we use internally, not associated with Contracts, primarily related to production and assembly, selling, general and administration, and R&D.

Systems & Equipment and PPE are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Costs incurred for Systems & Equipment and PPE not yet placed into service are classified as construction in progress and are not depreciated until placed in service. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs are expensed as incurred, whereas major improvements that increase asset values and extend useful lives are capitalized.

Systems & Equipment and PPE are tested for impairment whenever events or changes in circumstances indicate the carrying amount of those assets may not be recoverable. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount.

The Company calculates its recoverable amount as its fair value less costs to dispose.

Goodwill

The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses, and is stated at cost less accumulated impairment losses.

Goodwill has been allocated to and is tested for impairment at the cash-generating unit level, which is the same level as our operating segments. We evaluate our cash-generating units annually and if necessary, reassign goodwill using a relative fair value approach. As of December 31, 2021 we have identified three cash-generating units: Global Lottery, Global Gaming, and Digital & Betting.

(♦) Goodwill is tested for impairment annually, in the fourth quarter, and whenever events or changes in circumstances indicate the carrying amount may impaired. The goodwill impairment test compares the recoverable amount of a cash-generating unit with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the cash-generating unit's recoverable amount. In performing the goodwill impairment test, we estimate the recoverable amount of the cash-generating units using an income approach based on projected discounted cash flows. When certain qualitative criteria are met, we will use the most recently calculated recoverable amount from a preceding period in the impairment test.

Other Intangible Assets

Other intangible assets, which include indefinite-lived and definite-lived intangible assets, are stated at cost, less accumulated amortization and accumulated impairment losses.

Indefinite-lived intangible assets are composed of trademarks for which there is no foreseeable limit of the period over which they are expected to generate net cash inflows. Definite-lived intangible assets, which are primarily composed of customer relationships and computer software and game library, are capitalized and amortized on a straight-line basis over their estimated economic lives. Estimated useful lives are determined considering the period the assets are expected to contribute to future cash flows. Amortization of software-related intangibles is included in cost of services and cost of product sales and amortization of other intangible assets is included in selling, general and administrative expenses in the consolidated statement of operations.

Indefinite-lived intangible assets other than goodwill are tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. We perform a

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Financial Statements

quantitative analysis that compares the recoverable value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognized when the carrying amount exceeds the recoverable value.

Capitalized Software Development Costs

Costs incurred in the development of our externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalization. Software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalized. Capitalized costs are amortized over the products' estimated economic life to cost of product sales in the consolidated statement of operations.

Costs incurred during the application development phase of software for services provided to customers are capitalized as internal-use software and amortized over the useful life to cost of services in the consolidated statement of operations. Costs incurred during the application development of software for internal use, and not for use in services provided to customers, are capitalized and amortized over the useful life to selling, general and administrative expenses in the consolidated statement of operations.

Upfront License Fees

We periodically make long-term investments in contracts with customers and obtain licenses to supply products and services to our customers. As consideration, we pay license fees, which are classified as other non-current assets in the consolidated balance sheet. We recognize the amortization of the license fees as a reduction of service revenue over the estimated economic life of the license term. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of each payment is subject to significant estimates about future revenues related to the contracts' future cash flows. We evaluate these assets for impairment and update amortization rates on an agreement by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate their carrying amount may not be recoverable. In periods in which payments are made to the customer, we classify the payment as a cash outflow from operating activities in the consolidated statement of cash flows.

Jackpot Accounting

We incur costs to fund jackpots and accrue jackpot liabilities with every wager on devices connected to a WAP system. Jackpot liabilities are estimated based on the size of the jackpot, the number of WAP units in service, variations and volume of play, and interest rate movements. Jackpots are generally payable to winners immediately, in the case of instant wins, or in equal annual installments over 19 to 25 years. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual installments.

Jackpot liabilities are composed of payments due to previous winners, and amounts due to future winners of jackpots not yet won. Liabilities due to previous winners for periodic payments are carried at the accreted cost of a qualifying U.S. government or agency annuity investment that may be purchased at the time of the jackpot win. If the periodic liability is not initially funded with an annuity investment, it is discounted and accreted using the risk-free rate at the time of the jackpot win.

Liabilities due to future winners are recorded at the present value of the estimated amount of jackpots not yet won. We estimate the present value of these liabilities using current market rates, weighted with historical lump sum payout election ratios. Based on the most recent historical patterns, approximately 95% of winners will elect the lump sum payment option. The current portion of these liabilities are estimated based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots.

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Financial Statements

Legal and Other Contingencies

Loss contingency provisions arising from a legal proceeding or claim are recorded for probable and estimable losses at the best estimate of a loss when there is a range of possible outcomes, or when a best estimate cannot be made, at the midpoint of the range when any point in a continuous range is as likely as any other, the determination of which requires significant judgment. If it is reasonably possible but not probable that a liability has been incurred, or if the amount of a probable loss cannot be reasonably estimated, the amount or range of estimated loss is disclosed, if material. We evaluate our provisions for legal contingencies at least quarterly and, as appropriate, establish new provisions or adjust existing provisions to reflect the facts and circumstances known to us at the time, including information regarding negotiations, settlements, rulings, and other relevant events and developments, the advice of counsel, and the assumptions and judgment of management. Legal costs are expensed as incurred.

Fair Value Measurements

We account for certain financial assets and liabilities at fair value. Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the use of observable inputs and the lowest priority to the use of unobservable inputs. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

These levels are as follows:

- Level 1 - inputs are based upon unadjusted quoted prices for identical instruments in active markets
- Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the instruments
- Level 3 - inputs are unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability

Derivative Financial Instruments

We use derivative financial instruments for the management of foreign currency risks and interest rate risks. We do not enter into derivatives for speculative purposes. Derivatives are recognized as either assets or liabilities in the consolidated balance sheet at fair value. All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of interest receivable and payable related to interest rate swaps, as applicable. The accounting for changes in the fair value of a derivative depends on the nature of the hedge and the hedge effectiveness. Derivative gains and losses are reported in the consolidated statement of cash flows consistent with the classification of the cash flows from the underlying hedged items.

For derivative instruments designated as cash flow hedges, gains and losses are recorded in other comprehensive income (loss) and are subsequently reclassified when the hedged item affects earnings. At that time, the amount is reclassified from other comprehensive income (loss) to the same income statement line as the earnings effect of the hedged item.

For derivative instruments designated as fair value hedges, changes in fair value are recorded in interest expense and are offset by changes in the fair value of the underlying debt instrument due to changes in the benchmark interest rate. In the event the derivative instruments are subsequently de-designated as hedges, the change in fair value is recognized in interest expense, net in the consolidated statement of operations with no corresponding offset to debt.

For derivative instruments designated as net investment hedges, the spot portion of the derivative gain or loss is reported in foreign currency translation within other comprehensive income (loss) to offset any gains or losses on translation of the net investment in the subsidiary until the net investment is sold or liquidated, at which point the amounts are reclassified to earnings. All other components of the derivative fair value will be reported as either interest income or interest expense, on an amortized basis.

Derivative instruments not designated as hedges are recognized in the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange (gain) loss, net in the consolidated statement of operations.

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Financial Statements

Leases

We determine whether a contract is or contains a lease at inception. As a lessee, we recognize right-of-use ("ROU") assets and lease liabilities on the lease commencement date based on the present value of lease payments over the lease term. ROU assets also include any upfront lease payments or initial direct costs and are adjusted for lease incentives received.

We consider renewal and termination options, including whether they are reasonably certain to be exercised, in determining the lease term and establishing the ROU assets and lease liabilities. ROU assets and lease liabilities are calculated using our incremental borrowing rate, which is based on the lease currency and length of the lease, unless the implicit rate is determinable.

Most of our lease contracts contain both lease and non-lease components. As a lessee, we combine lease and non-lease components into a single lease component for all classes of underlying assets except certain communication equipment. For certain communication equipment, we allocate the consideration between lease and non-lease components based on relative standalone price.

Variable lease payments are generally expensed as incurred except for certain rent payments that depend on an index, which are included in lease payments using the index rate in effect as of the lease commencement date. When the lease payments are adjusted for changes in the index, we will remeasure the ROU asset and lease liability.

Short-term leases, which are leases with an initial term of 12 months or less with no purchase options that are reasonably certain of exercise, are not recognized on the balance sheet. The rental payments are recognized as lease expense on a straight-line basis over the lease term.

Certain of our long term lottery and commercial gaming service arrangements include leases for equipment installed at customer locations. As the lessor, we evaluate whether the leases are classified as finance or operating leases and recognize revenue based on that evaluation. Finance leases are recognized as product sale revenue while operating leases are recognized as service revenue.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using the enacted tax rates in effect for the year in which the differences are expected to reverse. Tax credits are generally recognized as reductions of income tax provisions in the year in which the credits arise. The measurement of deferred tax assets is not recorded if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enacted or substantively enacted date.

Accounting for uncertainty in income taxes recognized in the consolidated financial statements is in accordance with accounting authoritative guidance, which prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed "more likely than not" to be sustained, the tax position is then assessed to determine the amount of the benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement.

We recognize interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statement of operations. Accrued interest and penalties are included within other non-current liabilities in the consolidated balance sheet.

We use the period cost method for global intangible low-taxed income ("GILTI") provisions and therefore have not recorded deferred taxes for basis differences expected to reverse in future periods.

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Page | 114

Financial Statements

Foreign Currency Translation

The financial statements of subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars, with the resulting translation adjustments recorded as a component of other reserves within shareholders' equity. Assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, while income and expense items are translated using the average exchange rates during the period.

New Accounting Standards - Recently Adopted

In August 2020, the International Accounting Standards Board ("IASB") issued Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9, *Financial Instruments*, IAS 39, *Financial Instruments: Recognition and Measurement*, IFRS 7, *Financial Instruments: Disclosures*, IFRS 4, *Insurance Contracts* and IFRS 16, *Leases* (the "Phase 2" amendments). The Phase 2 amendments focused on relief when an existing interest rate is replaced with an alternative interest rate. The Phase 2 amendments were effective January 1, 2021, and did not have a material impact on our consolidated financial statements.

All other standards or amendments to standards that have been issued by the IASB and are effective from January 1, 2021 forward are not applicable nor had a significant effect on the our consolidated financial statements.

New Accounting Standards - Not Yet Adopted

We do not currently expect any recently issued accounting guidance to have a significant effect on the consolidated financial statements.

3. Discontinued Operations and Assets Held for Sale

On December 7, 2020, the Parent announced that its wholly-owned subsidiary, IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.), had entered into a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conducted its Italian B2C gaming machine, sports betting, and digital gaming businesses to Gamenet Group S.p.A. for a cash sale price of €950 million (€725 million of which was paid at closing, €100 million of which was paid on August 5, 2021, and the remaining €125 million of which is payable on September 30, 2022, which is included within other receivables, a component of other current assets, as described in Note 7 – *Other Assets*).

On May 10, 2021, the Company completed the sale and used the funds received at closing to pay transaction expenses and partially fund the May 20, 2021 full redemption of the 4.750% Senior Secured Euro Notes due February 2023 through the exercise of the make-whole call option. The consideration received, net of $139 million of cash and restricted cash transferred, was $1.0 billion and resulted in a pre-tax gain on sale of $396 million ($391 million net of tax).

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Financial Statements

Summarized financial information for discontinued operations is shown below:

($ in millions)	For the year ended December 31, 2021	2020
Total revenue	74	414
Operating income [1]	24	52
Income from discontinued operations before (benefit from) provision for income taxes	23	43
(Benefit from) provision for income taxes on discontinued operations	(1)	7
Gain on sale of discontinued operations before provision for income taxes	396	—
Provision for income taxes on sale of discontinued operations	5	—
Income from discontinued operations	415	36
Less: Net loss attributable to non-controlling interests from discontinued operations	(2)	(5)
Income from discontinued operations attributable to IGT PLC	417	41
Foreign currency translation adjustments	(4)	48
Other comprehensive income from discontinued operations attributable to IGT PLC	413	89

[1] Includes depreciation and amortization of $3 million and $102 million for the years ended 2021 and 2020, respectively.

Summarized financial information on the sale of the discontinued operations is shown below:

($ in millions)	For the year ended December 31, 2021
Consideration received or receivable	1,015
Carrying amount of net assets sold	600
Gain on sale before income tax and reclassification of foreign currency translation reserve	415
Reclassification of foreign currency translation reserve (Note 20) [1]	19
Income tax expense on gain	5
Gain on sale after income tax	391

[1] At December 31, 2020, cumulative foreign currency translation adjustment losses included in other comprehensive income related to discontinued operations were $16 million.

The Company has continuing involvement with the businesses via a transition services agreement ("TSA"). As part of the TSA, the Company provides various telecommunications, information technology, and back-office services for which the Company will continue to receive compensation. These services generally expire after no more than three years.

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Financial Statements

(♣) The following represents the major classes of assets and liabilities held for sale as part of our discontinued operations:

($ in millions)	December 31, 2020
Assets:	
Trade and other receivables, net	62
Other current assets	58
Systems, equipment and other assets related to contracts, net	86
Goodwill	520
Intangible assets, net	55
Other non-current assets	52
Assets held for sale	833
Liabilities:	
Accounts payable	63
Other current liabilities	164
Other non-current liabilities	23
Liabilities held for sale	250

(♦) The Company allocated $512 million of goodwill to discontinued operations using a relative fair value approach. Prior to the allocation to discontinued operations, the goodwill was included within our Global Gaming segment.

The following represents the major classes of assets and liabilities sold on May 10, 2021 as part of our discontinued operations:

($ in millions)	May 10, 2021
Assets:	
Trade and other receivables, net	56
Other current assets	10
Systems, equipment and other assets related to contracts, net	88
Goodwill	512
Intangible assets, net	58
Other non-current assets	39
Total assets	763
Liabilities:	
Accounts payable	50
Other current liabilities	81
Other non-current liabilities	32
Total liabilities	163

At December 31, 2021 and 2020, there were $4 million and $5 million, respectively, of other disposal groups that meet the requirements to be classified as held for sale included in assets held for sale in our consolidated balance sheet.

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Financial Statements

4. Revenue Recognition

Disaggregation of Revenue

The following tables summarize revenue disaggregated by business segment and the source of the revenue for the years ended December 31, 2021 and 2020:

	For the year ended December 31, 2021			
($ in millions)	**Global Lottery**	**Global Gaming**	**Digital & Betting**	**Total**
Operating and facilities management contracts	2,357	—	—	2,357
Gaming terminal services	—	424	—	424
Digital and betting services	—	—	163	163
Systems, software, and other	327	205	—	532
Service revenue	2,684	628	163	3,475
Lottery products	123	—	—	123
Gaming terminals	—	339	—	339
Other	—	143	1	144
Product sales	123	482	1	606
Total revenue	2,806	1,110	165	4,081

	For the year ended December 31, 2020			
($ in millions)	**Global Lottery**	**Global Gaming**	**Digital & Betting**	**Total**
Operating and facilities management contracts	1,744	—	—	1,744
Gaming terminal services	—	295	—	295
Digital and betting services	—	—	114	114
Systems, software, and other	299	187	—	486
Service revenue	2,043	483	114	2,640
Lottery products	121	—	—	121
Gaming terminals	—	205	—	205
Other	—	148	1	149
Product sales	121	354	1	476
Total revenue	2,164	837	115	3,115

Sources of Revenue

Service Revenue

Service revenue is derived from the following sources:

- Operating and facilities management contracts;
- Gaming terminal services;
- Digital and betting services; and
- Systems, software, and other

Operating and Facilities Management Contracts – Global Lottery

Our revenue from operating contracts is derived primarily from long-term exclusive operating licenses in Italy. Under operating contracts, we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying

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Financial Statements

materials for the game. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

Under operating contracts, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of consideration to which we are typically entitled is variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our performance completed to date. In arrangements where we are performing services on behalf of the government and the government is considered our customer, revenue is recognized net of prize payments, taxes, retailer commissions, and remittances to state authorities. Under operating contracts, we are generally required to pay an upfront license fee. Refer to the Upfront License Fees policy above for further details.

Our revenue from facilities management contracts ("FMC") is generated by assembling, installing, and operating the online lottery system and related point-of-sale equipment. Under a typical FMC, we maintain ownership of the technology and are responsible for capital investments throughout the duration of the contract. FMCs typically include a wide range of support services that are provided throughout the contract and are part of the integrated solution that the customer has contracted to obtain. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of transaction price to which we are entitled is typically variable based on a percentage of sales, although under certain of its agreements, the Company receives fees based on a fixed fee arrangement. Revenue is typically recognized in the amount that we have the right to invoice the customer, as this corresponds directly with the value to the customer of our completed performance.

Gaming terminal services – Global Gaming

Our revenue from gaming terminal services is generated by providing customers with proprietary land-based gaming systems and equipment under a variety of recurring revenue or lease arrangements, including a percentage of amounts wagered, a percentage of net win, or a fixed daily/monthly fee.

Included in gaming terminal services are wide area progressive ("WAP") systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP systems include a Company-sponsored progressive jackpot that increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of amounts wagered for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot. Since the jackpot is a payment to the customer, the portion allocated to the jackpot is classified as a reduction of revenue.

In some arrangements, there is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). The amount of transaction price to which we are entitled typically is variable based on a percentage of wagers. This results in revenue recognition that corresponds with the value to the customer for the services transferred in the amount that we have the right to invoice. In other arrangements where the end customer is the player, we record revenue net of prize payouts once the wagering outcome has been determined.

Digital and betting services – Digital & Betting

We generate revenue from our iGaming solutions by providing gaming operators a license to offer IGT remote game server games on the operator websites and mobile applications. We typically offer customers a usage-based license under which we receive a fee based on the net gaming revenue derived by the operator attributable to the IGT remote game server games. Revenue is typically recognized when the usage occurs.

We provide sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S. In the service contracts to our U.S. licensed sportsbook operators, we host a sports betting platform and a variety of services including installation, configuration and integration services. For customers

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Financial Statements

who want to have an outsourcing model, we also offer trading services with the inclusion of odds setting and risk management. Under these contracts, we generally record a percentage of net sports revenue over the contractual term.

Systems, software, and other – Global Lottery

Our lottery contracts generally include other services, including telephone support, software maintenance, hardware maintenance, and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis, and other professional services including software development. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period).

We also develop technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging our distribution network and secure transaction processing, we offer high-volume processing of commercial transactions including prepaid cellular telephone recharges, bill payments, e-vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America. In most cases, these arrangements are considered to be short in duration. The amount of transaction price that we are typically entitled to is variable based on the number of transactions processed. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance.

Systems, software, and other – Global Gaming

Our gaming contracts generally include other services, including telephone support, software maintenance, content licensing, royalty fees, hardware maintenance, and the right to receive unspecified updates or enhancements on a when-and-if-available basis, and other professional services. We also generate revenue from other services, including video central system monitoring, system support, and sales or usage-based licensing of intellectual property. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period).

Product Sales

Product sales are derived from the following sources:

- Lottery products;
- Gaming terminals; and
- Other

Lottery products – Global Lottery

Lottery products revenue primarily includes the sale of lottery equipment, lottery systems and printed products.

Our revenue from the sale or sales-type lease of lottery systems and equipment typically includes multiple performance obligations, where we assemble, sell, deliver, and install a turnkey system (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system or equipment. Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of lottery systems and equipment is recognized based upon the contractual terms of each arrangement. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract or at the convenience of the customer. In these arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is generally recognized upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. If the transaction includes multiple performance obligations, it is accounted for under arrangements with multiple performance obligations, discussed below.

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Financial Statements

Our other lottery product sales are primarily derived from the production and sales of instant ticket games under multi-year contracts. In these arrangements, the performance obligation is generally satisfied at a point in time (i.e., upon transfer of control of the game tickets to the customer) based on the contractual terms of each arrangement.

Gaming terminals – Global Gaming

Our revenue from the sale or sales-type lease of gaming terminals includes embedded game content, machine related equipment, licensing and royalty fees, and component parts. Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the lapse of customer acceptance provisions. If the sale of gaming machines includes multiple performance obligations, these arrangements are accounted for under arrangements with multiple performance obligations, discussed below.

Other – Global Gaming

Other gaming product revenue is primarily comprised of gaming system sales, content licensing, perpetual or long-term software licenses, non-machine related equipment and component parts (including game themes and electronic conversion kits). Our revenue from the sale of gaming systems typically includes multiple performance obligations, where we sell, deliver, and install a turnkey system or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract. Such arrangements include hardware, software, and professional services. In these arrangements, the performance obligation is generally satisfied upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions.

Other – Digital & Betting

Other digital and betting product revenue is primarily comprised of perpetual software licenses, the sale of equipment, and component parts.

Contract Balances

Information about contract assets and contract liabilities is as follows:

($ in millions)	December 31, 2021	December 31, 2020	Balance Sheet Classification
Contract assets:			
Current	48	53	Other current assets
Non-current	66	75	Other non-current assets
	114	128	
Contract liabilities:			
Current	(104)	(109)	Other current liabilities
Non-current	(47)	(62)	Other non-current liabilities
	(151)	(171)	

The amount of revenue recognized during the years ended December 31, 2021 and 2020 that was included in the contract liabilities balance at the beginning of each period was $108 million and $55 million, respectively.

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Financial Statements

Transaction Price Allocated to Remaining Performance Obligations

At December 31, 2021, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $978.6 million. Of this amount, we expect to recognize as revenue approximately 29% within the next 12 months, approximately 34% between 13 and 36 months, approximately 21% between 37 and 60 months, and the remaining balance through December 31, 2031.

5. Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

	December 31,	
($ in millions)	**2021**	**2020**
Trade and other receivables, gross	917	862
Allowance for credit losses	(15)	(16)
Trade and other receivables, net	903	846

The following table presents the activity in the allowance for credit losses:

	December 31,	
($ in millions)	**2021**	**2020**
Balance at beginning of year	(16)	(22)
(Provisions) recoveries, net	(2)	(6)
Amounts written off as uncollectible	2	10
Other	—	3
Balance at end of year	(15)	(16)

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $1.1 billion and $1.5 billion during the years ended December 31, 2021 and 2020, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected in net cash provided by operating activities in the consolidated statement of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At December 31, 2021 and 2020, we had $57 million and $110 million, respectively, that was collected on behalf of the financial institutions and recorded as restricted cash and cash equivalents and other current liabilities in the consolidated balance sheet. The net cash flows relating to these collections are reported in net cash used in financing activities in the consolidated statement of cash flows.

The following table presents an analysis of our past due trade and other receivables, gross of allowance for credit losses:

	December 31, 2021		December 31, 2020	
($ in millions)	**$**	**%**	**$**	**%**
Current	802	87.4 %	732	85.0 %
Past due	116	12.6 %	129	15.0 %
	917	100.0 %	862	100.0 %

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Financial Statements

6. Inventories

($ in millions)	December 31, 2021	2020
Raw materials	107	86
Work in progress	25	23
Finished goods	78	103
Inventories, gross	211	212
Obsolescence reserve	(28)	(43)
Inventories, net	183	169

The following table presents the activity in the obsolescence reserve:

($ in millions)	December 31, 2021	2020
Balance at beginning of year	(43)	(34)
Provisions, net	(1)	(34)
Amounts written off	11	24
Other	4	1
Balance at end of year	(28)	(43)

The cost of inventories related to product sales that were recognized as an expense during 2021 and 2020 was $321 million and $254 million, respectively.

7. Other Assets

Other Current Assets

($ in millions)	*Notes*	December 31, 2021	2020
Customer financing receivables, net		170	232
Other receivables		158	11
Income taxes receivable		64	45
Prepaid expenses		54	39
Contract assets	4	48	53
Value-added tax receivable		28	46
Other		66	52
		587	480

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Financial Statements

Other Non-Current Assets

($ in millions)	*Notes*	December 31, 2021	2020
Upfront license fees, net:			
Italian Scratch & Win		680	845
Italian Lotto		386	525
New Jersey		66	74
Indiana		9	10
		1,140	1,455
Customer financing receivables, net		92	84
Contract assets	4	66	75
Deferred income taxes	18	39	33
Other		84	93
		1,421	1,740

Upfront License Fees

The upfront license fees are being amortized on a straight-line basis as follows:

Upfront License Fee	License Term	Amortization Start Date
Italian Scratch & Win	9 years	October 2019
Italian Lotto	9 years	December 2016
New Jersey	15 years, 9 months	October 2013
Indiana	15 years	July 2013

Customer Financing Receivables

Customers' payment terms for customer financing receivables are confirmed with a written financing contract, lease contract, or promissory note and a security agreement is typically signed by the parties granting the Company a security interest in the related products sold or leased. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the consolidated balance sheet as follows:

	December 31, 2021		
($ in millions)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	220	111	332
Allowance for credit losses	(51)	(20)	(71)
Customer financing receivables, net	170	92	261

	December 31, 2020		
($ in millions)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	275	91	365
Allowance for credit losses	(43)	(7)	(50)
Customer financing receivables, net	232	84	316

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Financial Statements

The following table presents the activity in the allowance for credit losses:

	December 31,	
($ in millions)	2021	2020
Balance at beginning of year	(50)	(32)
Provisions, net	(29)	(37)
Amounts written off as uncollectible	8	24
Other	—	(5)
Balance at end of year	(71)	(50)

The Company's customer financing receivable portfolio is composed of customers primarily within the Global Gaming business segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as North America, Latin America and the Caribbean ("LAC"), and Europe, Middle East and Africa and Asia Pacific ("EMEA & APAC"). In 2021, we combined the EMEA & APAC regions as these customers have similar credit risk profiles and we apply the same expected loss rates when determining the allowance requirement.

During the year ended December 31, 2021 and 2020, customer financing receivables, primarily within LAC, of $8 million and $24 million, respectively, were written off as uncollectible due to the impacts of COVID-19. Additionally, due to the extended duration of the COVID-19 induced shutdowns in LAC and potential future impacts on our customers caused by COVID-19, we renegotiated payment plans to accommodate for the shutdowns and adjusted expected loss rates, increasing our allowance for credit losses during the year ended December 31, 2021 and 2020. At December 31, 2021 and 2020, we had $58 million and $43 million, respectively, of credit loss allowances associated with the LAC customer financing receivables.

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at December 31, 2021 is as follows:

($ in millions)	North America	LAC	EMEA & APAC	Total
Past due	2	77	17	96
Short-term portion not yet due	35	47	42	124
Long-term portion not yet due	30	50	32	111
	67	174	91	332

8. Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our significant financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020 are as follows:

		December 31, 2021			
($ in millions)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Fair Value
Assets:					
Derivative assets	Other current and other non-current assets	—	3	—	3
Equity investments	Other non-current assets	6	—	—	6
Liabilities:					
Derivative liabilities	Other current and other non-current liabilities	—	2	—	2

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Page | 125

Financial Statements

($ in millions)	Balance Sheet Location	December 31, 2020 Level 1	Level 2	Level 3	Total Fair Value
Assets:					
Derivative assets	Other current and other non-current assets	—	11	—	11
Equity investments	Other non-current assets	6	—	—	6
Liabilities:					
Derivative liabilities	Other current and other non-current liabilities	—	10	—	10

Valuation Techniques

Derivative assets and liabilities classified as Level 2 were derived from quoted market prices for similar instruments or by discounting the future cash flows with adjustments for credit risk as appropriate. All significant inputs were derived from or corroborated by observable market data including current forward exchange rates and LIBOR rates, among others.

At December 31, 2021 and 2020, the carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables, other current assets, accounts payable, and other current liabilities approximated their estimated fair values because of their short-term nature.

Financial Assets and Liabilities Not Carried at Fair Value

The carrying amounts and fair value hierarchy classification of our significant financial assets and liabilities not carried at fair value as of December 31, 2021 and 2020 are as follows:

($ in millions)	December 31, 2021 Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:					
Customer financing receivables, net	261	—	—	245	245
Equity investments	11	—	—	11	11
Liabilities:					
Jackpot liabilities	196	—	—	184	184
Debt [(1)]	6,484	—	6,792	—	6,792

($ in millions)	December 31, 2020 Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:					
Customer financing receivables, net	316	—	—	313	313
Equity investments	12	—	—	12	12
Liabilities:					
Jackpot liabilities	219	—	—	211	211
Debt [(1)]	8,243	—	8,702	—	8,702

[(1)] Excludes short-term borrowings and swap adjustments.

Level 3 equity investments are measured at cost, less impairment, plus or minus changes resulting from observable price changes, which approximates fair value.

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Financial Statements

9. Derivative Financial Instruments

We use selected derivative hedging instruments, principally foreign currency forward contracts and interest rate swaps, for the purpose of managing currency risks and interest rate risk arising from our operations and sources of financing.

Cash Flow Hedges

The notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2021 and 2020 were $42 million and $62 million, respectively. The amount recorded within other comprehensive income (loss) at December 31, 2021 is expected to impact the consolidated statement of operations in 2022.

Fair Value Hedges

In September 2015, we executed $625 million notional amount of interest rate swaps that effectively converted $625 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 from fixed interest rate debt to variable rate debt. In March 2021 and August 2020, $425 million and $200 million notional amount of the interest rate swaps, respectively, were early terminated.

Net Investment Hedges

In October 2018, we executed $200 million notional amount of cross-currency swaps that are a hedge of foreign exchange risk associated with a net investment in foreign operations. In March 2021 and March 2020, $100 million notional amount of the cross-currency swaps were early terminated in each respective month.

Derivatives Not Designated as Hedging Instruments

The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2021 and 2020 was $283 million and $295 million, respectively.

Refer to Note 20 – *Shareholders' Equity - Other Reserves* for further information.

10. Financial Risk Management

Our activities expose us to a variety of market risks including interest rate risk and foreign currency exchange rate risk. Our overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our performance through ongoing operational and finance activities. We monitor and manage our exposure to such risks both centrally and at the local level, as appropriate, as part of our overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on our results of operations and financial position.

Depending upon the risk assessment, we use selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from our operations and sources of financing. Our policy is not to enter into such contracts for speculative purposes. Our accounting policies and disclosures regarding derivatives are set out in Note 2 – *Summary of Significant Accounting Policies*, and Note 9 – *Derivative Financial Instruments*.

The following section provides qualitative and quantitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place.

Interest Rate Risk

Indebtedness

Our exposure to changes in market interest rates relates primarily to our cash and financial liabilities which bear floating interest rates. Our policy is to manage interest cost using a mix of fixed and variable rate debt. We have

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Financial Statements

historically used various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements.

At December 31, 2021 and 2020, approximately 18% and 23% of our debt portfolio was exposed to interest rate fluctuations, respectively. The Company's exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities due January 2027. At December 31, 2020, the Company held $425 million notional amount of interest rate swaps that were no longer designated as hedging relationships and the fair value of the swaps was recognized in interest expense with no corresponding offset to debt. At December 31, 2021, the Company no longer held any interest rate swaps.

A hypothetical 10 basis points increase in interest rates for 2021 and 2020, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $1 million and $2 million, respectively.

Costs to Fund Jackpot Liabilities

Fluctuations in prime, treasury, and agency rates due to changes in market and other economic conditions directly impact our cost to fund jackpots and corresponding gaming operating income. If interest rates decline, jackpot cost increases and operating income decreases. We estimate a hypothetical decline of one percentage point in applicable interest rates would have reduced operating income by approximately $7 million in 2021 and 2020. We do not manage this exposure with derivative financial instruments.

Foreign Currency Exchange Rate Risk

We operate on an international basis across a number of geographical locations. We are exposed to (i) transactional foreign exchange risk when an entity enters into transactions in a currency other than its functional currency, and (ii) translation foreign exchange risk which arises when we translate the financial statements of our foreign entities into U.S. dollars for the preparation of the consolidated financial statements.

Transactional Risk

Our subsidiaries generally execute their operating activities in their respective functional currencies. In circumstances where we enter into transactions in a currency other than the functional currency of the relevant entity, we seek to minimize our exposure by (i) sharing risk with our customers (for example, in limited circumstances, but whenever possible, we negotiate clauses into our contracts that allows for price adjustments should a material change in foreign exchange rates occur), (ii) creating a natural hedge by netting receipts and payments, (iii) utilizing foreign currency borrowings, and (iv) where applicable, by entering into foreign currency forward and option contracts.

The principal foreign currency to which we are exposed is the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $28 million and $363 million for 2021 and 2020, respectively.

From time to time, we enter into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies. These contracts generally have average maturities of 12 months or less, and are regularly renewed to provide continuing coverage throughout the year. It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximize hedge effectiveness.

At December 31, 2021, the Company had forward contracts for the sale of approximately $121 million of foreign currency (primarily euro, Colombian peso, South African rand, and British pounds) and the purchase of approximately $204 million of foreign currency (primarily euro, U.S. dollar, British pounds, and Chilean peso).

At December 31, 2020, we had forward contracts for the sale of approximately $170 million of foreign currency (primarily South African rand, Canadian dollars, Australian dollars, and British pounds) and the purchase of approximately $187 million of foreign currency (primarily euro and Polish zlotys).

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Financial Statements

Translation Risk

Certain of our subsidiaries are located in countries that are outside of the United States, in particular the Eurozone. As our reporting currency is the U.S. dollar, the income statements of those entities are converted into U.S. dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in U.S. dollars. The monetary assets and liabilities of consolidated entities that have a reporting currency other than the U.S. dollar are translated into U.S. dollars at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the consolidated statement of shareholders' equity within other reserves.

Our foreign currency exposure primarily arises from changes between the U.S. dollar and the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have increased equity by $97 million for 2021 and reduced equity by $118 million for 2020.

Capital Management

The primary goal of our capital management strategy is to ensure strong credit ratings and healthy financial ratios in order to support our business while maximizing corporate value and reducing our financial risks. We consider all equity and debt to be managed capital of the Company.

We manage our capital structure and make adjustments based on long-term strategy decisions in light of changes in economic conditions. Additionally, we seek to preserve an optimal weighted average cost of capital and maintain sufficient financial flexibility to pursue growth opportunities.

Our capital structure is as follows:

	December 31,	
($ in millions)	**2021**	**2020**
Total Debt (Note 17)	6,527	8,262
Less: Cash and cash equivalents	591	907
Less: Debt issuance costs - Revolving Credit Facilities due July 2024	10	14
Total Net Debt	5,926	7,341
Total Equity	1,706	1,225

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Financial Statements

11. Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net

Systems & Equipment, net consists of the following:

($ in millions)	Buildings	Terminals and Systems	Furniture and Equipment	Construction in Progress	Total
Net book value					
Balance at December 31, 2019	—	1,112	44	49	1,206
Additions	—	29	2	142	173
Depreciation	(1)	(312)	(13)	—	(325)
Disposals	—	(5)	—	(1)	(7)
Foreign currency translation	—	24	1	4	30
Transfers	1	101	7	(118)	(9)
Balance at December 31, 2020	1	950	41	77	1,068
Additions	3	42	4	112	162
Depreciation	—	(280)	(10)	—	(291)
Disposals	(4)	(9)	—	(4)	(17)
Foreign currency translation	—	(23)	(4)	(2)	(29)
Transfers	—	146	4	(108)	43
Balance at December 31, 2021	—	827	35	75	937
Balance at December 31, 2020					
Cost	2	2,615	150	77	2,844
Accumulated depreciation	(1)	(1,665)	(109)	—	(1,776)
Net book value	1	950	41	77	1,068
Balance at December 31, 2021					
Cost	—	2,479	138	75	2,691
Accumulated depreciation	—	(1,652)	(102)	—	(1,754)
Net book value	—	827	35	75	937

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Financial Statements

PPE, net consists of the following:

($ in millions)	Land	Buildings	Furniture and Equipment	Construction in Progress	Total
Net book value					
Balance at December 31, 2019	2	21	108	16	147
Additions	—	2	4	19	24
Depreciation	—	(1)	(28)	—	(30)
Impairment	—	(1)	—	—	(1)
Disposals	(1)	(4)	—	—	(6)
Foreign currency translation	—	1	1	—	1
Transfers	—	—	16	(20)	(4)
Balance at December 31, 2020	1	17	99	15	132
Additions	—	—	3	18	22
Depreciation	—	(2)	(28)	—	(29)
Disposals	(1)	—	(6)	—	(6)
Foreign currency translation	1	(1)	—	—	—
Transfers	—	(3)	21	(23)	(4)
Balance at December 31, 2021	1	12	90	10	114
Balance at December 31, 2020					
Cost	1	69	263	15	347
Accumulated depreciation	—	(52)	(163)	—	(215)
Net book value	1	17	99	15	132
Balance at December 31, 2021					
Cost	1	58	253	10	322
Accumulated depreciation	—	(46)	(163)	—	(208)
Net book value	1	12	90	10	114

The estimated useful lives of assets are as follows:

Asset	Estimated life in years
Systems & Equipment	
Buildings	40
Terminals and systems - lottery	Generally do not exceed 10 years
Terminals and systems - gaming	3-5
Furniture and equipment	Generally do not exceed 10 years
PPE	
Buildings	40
Furniture and equipment	5-10

Leasehold improvements are amortized over the shorter of the corresponding lease term or estimated useful life.

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Financial Statements

12. Leases

Lessee

We have leases for real estate (warehouses, office space, data centers), vehicles, communication equipment, and other equipment. Many of our real estate leases include one or more options to renew, while some include termination options. Certain vehicle and equipment leases include residual value guarantees and options to purchase the leased asset. Many of our real estate leases include variable payments for maintenance, real estate taxes, and insurance that are determined based on the actual costs incurred by the landlord.

The classification of our leases in the consolidated balance sheet is as follows:

		December 31,	
($ in millions)	**Balance Sheet Classification**	**2021**	**2020**
Assets:			
ROU asset, net [1]	Right-of-use assets	273	304
Total lease assets		273	304
Liabilities:			
Lease liability, current	Other current liabilities	51	59
Lease liability, non-current	Lease liabilities	285	290
Total lease liabilities		336	348

[1] ROU assets are recorded net of accumulated amortization of $181 million and $38 million at December 31, 2021 and 2020, respectively.

ROU asset, net, by class of underlying assets is as follows:

	December 31,	
($ in millions)	**2021**	**2020**
Real estate	248	272
Vehicles	11	18
Other equipment	14	14
Total ROU asset, net	273	304

Components of expense related to leases are as follows:

	For the year ended December 31,	
($ in millions)	**2021**	**2020**
Real estate	49	51
Vehicles	10	11
Other equipment	6	6
Total depreciation expense	65	68
Interest expense	22	23
Variable lease costs [1]	23	21

[1] Variable lease costs include immaterial amounts related to short-term leases and sublease income.

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Financial Statements

Maturities of lease liabilities at December 31, 2021 are as follows ($ in millions):

Year	Total [(1)]
2022	70
2023	62
2024	51
2025	45
2026	40
Thereafter	171
Total lease payments	439
Less: Imputed interest	(103)
Present value of lease liabilities	336

(1) The maturities above exclude leases that have not yet commenced and such leases are not material in the aggregate.

Cash flow information and non-cash activity related to leases is as follows:

	For the year ended December 31,	
($ in millions)	**2021**	**2020**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows	22	23
Finance cash flows	62	61
Non-cash activity:		
ROU assets obtained in exchange for lease obligations (net of early terminations)	13	42

Lessor

We have various arrangements for lottery and gaming equipment under which we are the lessor.

Our lease arrangements typically have lease terms ranging from one month to 4 years. These leases generally meet the criteria for operating lease classification, as the lease payments are typically variable based on a percentage of sales, a percentage of amounts wagered, net win, or a daily fee per active gaming terminal. Our leases generally do not contain variable payments that are dependent on an index or rate. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from operating leases is included within service revenue in the consolidated statement of operations. Operating lease income was approximately 8% of total revenue for the years ended December 31, 2021 and 2020.

Our finance lease arrangements typically have lease terms ranging from one year to 10 years. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from finance leases is included within product sales in the consolidated statement of operations. Total finance lease income was approximately 1% of total revenue for the years ended December 31, 2021 and 2020. Finance lease receivables are included within customer financing receivables, net, which are a component of other current assets and other non-current assets within the consolidated balance sheet. Additional information on customer financing receivables is included in Note 7 – *Other Assets*.

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Financial Statements

13. Restructuring

During 2021 and 2020, we initiated the following restructuring plans as described below.

2021 Italian Workforce Redundancies

In connection with the sale of our Italian B2C gaming machine, sports betting, and digital gaming businesses, management agreed to provide to the buyer information technology and back-office services for a period of one to three years via a TSA. As certain of these services are concluding, during the fourth quarter of 2021 management performed a detailed review of redundant roles and created a plan to eliminate certain redundancies as TSA services lapse, by commencing voluntary early retirement programs. We expect to incur approximately $38 million in severance and related employee costs associated with these early retirement programs through December 31, 2023, as management and the identified employees reach a mutual understanding of the separation benefits. Cash payments associated with these programs are expected to be made through 2030. During the year ended December 31, 2021 we incurred $11 million of severance and related employee costs under the plan, within our Global Lottery segment and corporate support function.

2020 Segment Reorganization

The 2020 segment reorganization plan was a global initiative that simplified our organizational structure and increased efficiency and effectiveness. During the year ended December 31, 2021 we revised our cost estimates resulting in a $1 million reduction of expense under the plan. Since the plan's inception, we incurred severance and related employee costs primarily within our Global Lottery and Global Gaming segments and corporate support function totaling $15 million. This plan was substantially completed as of March 31, 2021.

2020 Global Supply Chain Optimization

The 2020 global supply chain optimization plan was an initiative that optimized our global supply chain and footprint resulting in a significant reduction to our primary manufacturing operations. During the year ended December 31, 2021 we revised our cost estimates resulting in a $1 million reduction of expense under the plan. Since the plan's inception, we incurred severance and related employee costs, and other costs of $8 million, primarily within our Global Gaming segment. This plan was substantially completed as of March 31, 2021.

2020 Technology Organization Consolidation

The 2020 technology organization consolidation plan was an initiative that realigned and consolidated operations, reduced costs, and improved operational efficiencies within our Technology group. During the year ended December 31, 2021 we revised our cost estimates resulting in a $4 million reduction of expense under the plan. Since the plan's inception, we incurred severance and related employee costs of $13 million, primarily within our Global Gaming segment. This plan was substantially completed as of December 31, 2021.

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Financial Statements

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liabilities for the above plans for the years ended December 31, 2021 and December 31, 2020:

($ in millions)	Severance and Related Employee Costs	Other	Total
Balance at December 31, 2019	—	—	—
2020 segment reorganization plan expense, net	16	—	16
2020 global supply chain optimization plan expense, net [(1)]	5	3	8
2020 technology organization consolidation plan expense, net	17	—	17
Cash paid for all plans	(16)	(2)	(18)
Reversals of expense and other	1	—	1
Balance at December 31, 2020	23	1	24
2021 Italian workforce redundancies plan expense, net	11	—	11
Cash paid for all plans	(17)	—	(17)
Reversals of expense and other	(5)	(1)	(6)
Balance at December 31, 2021	12	1	13

[(1)] Other includes approximately $1 million of asset impairment costs, the offset of which is property, plant and equipment, net in the consolidated balance sheet.

Restructuring Expense

The following table summarizes consolidated restructuring expense by segment and type of cost:

	For the year ended December 31, 2021		
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	8	—	8
Global Gaming	(3)	(1)	(4)
Digital & Betting	(1)	—	(1)
Corporate and Other	2	—	2
Total	6	(1)	6

	For the year ended December 31, 2020		
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	5	—	5
Global Gaming	28	4	32
Digital & Betting	2	—	2
Corporate and Other	6	—	6
Total	41	4	45

14. Goodwill

As discussed in Note 22 – *Segment Information*, we established a dedicated Digital & Betting business segment, comprising our iGaming and sports betting activities that were previously included within our Global Gaming business segment. As a result, at September 1, 2021, we allocated a portion of goodwill associated with our Global Gaming cash-generating unit to the Digital & Betting cash-generating unit using a relative value approach. The goodwill allocated to the Global Gaming and Digital & Betting cash-generating units was $1.4 billion and $260

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Financial Statements

million, respectively, and the estimated recoverable amounts were determined to exceed the carrying values of each cash-generating unit, which indicated no impairment existed. In addition, we completed an assessment for any potential goodwill impairment for the former Global Gaming cash-generating unit immediately prior to the reallocation and determined that no impairment existed.

During 2020, we adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming. As a result of the change in cash-generating units, at July 1, 2020, we allocated goodwill to our new cash-generating units using a relative value approach. The goodwill allocated to the new Global Lottery and Global Gaming cash-generating units was $3.1 billion and $2.2 billion, respectively, and the estimated recoverable amounts were determined to exceed the carrying amounts, which indicated no impairment existed. In addition, we completed an assessment for any potential goodwill impairment for all the former cash-generating units immediately prior to the reallocation and determined that no impairment existed. Additionally, in connection with the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses, the Company allocated $511 million of goodwill to discontinued operations using a relative value approach. Prior to the allocation to discontinued operations, the goodwill was included within our Global Gaming cash-generating unit.

Changes in the carrying amount of goodwill consist of the following:

	Cash-generating Units Prior to July 1, 2020				Cash-generating Units Subsequent to September 1, 2021[1]				
($ in millions)	**North America Gaming and Interactive**	**North America Lottery**	**International**	**Italy**	**Global Lottery**	**Global Gaming**	**Digital & Betting**	**Discontinued Operations**	**Total**
Balance at December 31, 2019	1,395	1,222	1,284	1,641	—	—	—	(511)	5,031
Impairment	(103)	—	(193)	—	—	—	—	—	(296)
Segment realignment	(1,292)	(1,222)	(1,089)	(1,638)	3,072	2,169	—	—	—
Foreign currency translation	—	—	(2)	(3)	68	29	—	—	92
Discontinued operations	—	—	—	—	—	(511)	—	511	—
Balance at December 31, 2020	—	—	—	—	3,140	1,687	—	—	4,827
Segment realignment	—	—	—	—	—	(260)	260	—	—
Foreign currency translation	—	—	—	—	(60)	(7)	(4)	—	(71)
Balance at December 31, 2021	—	—	—	—	3,080	1,420	256	—	4,756

[1] From July 1, 2020 to August 31, 2021, we operated under only two business segments: Global Lottery and Global Gaming.

Total goodwill at December 31, 2021, 2020, and 2019 is net of $1.4 billion, $1.4 billion, and $1.1 billion, respectively, of accumulated impairment losses primarily arising from the former North America Gaming and Interactive and International segments of $862 million and $550 million in both 2021 and 2020, respectively, and $759 million and $357 million in 2019, respectively.

Impairment

The process of evaluating potential impairments related to goodwill requires the application of significant judgment. Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the fair value of goodwill, the revision could result in a non-cash impairment loss that could have a material impact on financial results.

The goodwill impairment test compares the recoverable amount of our three cash-generating units (which are the same as our reportable segments) with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the cash-generating unit's recoverable amount.

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Financial Statements

(♦) We estimate the recoverable amount of the cash-generating units using an income approach based on projected discounted cash flows. The procedures we follow include, but are not limited to, the following:

- Analysis of the conditions in, and the economic outlook for, the cash-generating units;
- Analysis of general market data, including economic, governmental, and environmental factors;
- Review of the history, current state, and future operations of the cash-generating units;
- Analysis of financial and operating projections based on historical operating results, industry results, and expectations;
- Analysis of financial, transactional, and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and
- Calculation of our market capitalization, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis.

(♦) Under the income approach, the recoverable amount of the cash-generating unit is determined based on the present value of each unit's estimated future cash flows, discounted at a risk-adjusted rate. We use internal forecasts for a five-year period to estimate future cash flows and estimate long-term future growth rates based on internal projections of the long-term outlook for each cash-generating unit. We use discount rates that are commensurate with the risks and uncertainty inherent in each cash-generating unit and in internally developed forecasts.

Estimating the recoverable amount of cash-generating units requires management to use its judgment in making estimates and making forecasts that are based on a number of factors including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital. Actual results may differ from those assumed in forecasts.

As permitted by IAS 36, *Impairment of Assets*, the recoverable amounts resulting from the most recent detailed calculations were used for the 2021 annual impairment test as the standard's criteria was considered satisfied: the margins by which the recoverable amounts exceeded their carrying amounts (commonly referred to as "headroom") were substantial; there have been no significant changes in the assets and liabilities; and the likelihood that the recoverable amount would be less than the carrying amount is remote. The dates of the most recent detailed recoverable amount calculations and resulting headrooms are as follows:

	Date of most recent recoverable amount calculation	Headroom
Global Lottery	December 31, 2020	>50%
Global Gaming	September 1, 2021	>50%
Digital & Betting	September 1, 2021	>100%

The key assumptions to which the calculation of fair value less costs of disposals that are most sensitive include the cash-generating unit's forecasted EBITDA, long-term growth rates, and discount rate. The values assigned to these key assumptions reflect IGT's experience. Reasonably possible changes in any of these key assumptions would not result in a recoverable amount that would be less than the carrying amounts for each of our cash-generating units.

During the first quarter of 2020, we determined there was an interim goodwill impairment triggering event caused by COVID-19. As a result of the identified triggering event, we estimated the fair value of each of our former cash-generating units using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our commercial gaming products, we recorded a $296 million non-cash impairment loss with no income tax benefit, of which $193 million and $103 million was recorded within our former International and North America Gaming cash-generating units, respectively, to reduce the carrying amount of the cash-generating units to fair value.

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Financial Statements

15. Intangible Assets, net

Intangible assets at December 31, 2021 and 2020 are summarized as follows:

	Net Book Value							
($ in millions)	**Customer relationships**	**Trademarks (indefinite-lived)**	**Trademarks (definite-lived)**	**Computer software and game library**	**Licenses**	**Developed technologies**	**Other**	**Total**
Balance at December 31, 2019	1,189	245	109	158	13	16	14	1,744
Additions	—	—	—	18	7	6	—	30
Amortization	(123)	—	(15)	(45)	(5)	(9)	(4)	(202)
Foreign currency translation	1	—	—	4	1	—	1	6
Write-off and other	(2)	—	—	—	(4)	—	—	(6)
Balance at December 31, 2020	1,065	245	94	134	11	13	10	1,572
Additions	—	—	—	25	3	8	—	36
Amortization	(120)	—	(15)	(44)	(4)	(4)	(3)	(190)
Foreign currency translation	(1)	—	—	(3)	(1)	—	—	(5)
Write-off and other	—	—	—	(3)	(2)	—	—	(5)
Balance at December 31, 2021	944	245	80	109	6	17	7	1,409
December 31, 2020								
Cost	2,330	255	227	925	69	225	58	4,090
Accumulated amortization	(1,214)	—	(92)	(784)	(59)	(213)	(27)	(2,388)
Accumulated impairment loss	(51)	(10)	(41)	(7)	—	—	(21)	(130)
	1,065	245	94	134	11	13	10	1,572
Weighted average life (in years)	15.5	—	14.1	5.6	3.5	5.6	8.9	
December 31, 2021								
Cost	2,327	255	225	925	65	233	55	4,084
Accumulated amortization	(1,333)	—	(106)	(809)	(58)	(216)	(28)	(2,549)
Accumulated impairment loss	(49)	(10)	(39)	(7)	—	—	(20)	(126)
	944	245	80	109	6	17	7	1,409
Weighted average life (in years)	15.5	—	14.1	5.6	3.5	5.6	9.0	

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Financial Statements

Trademarks with indefinite lives have been allocated to the Corporate and Other support function for impairment testing at December 31, 2021 and 2020.

Intangible asset amortization expense of $190 million and $202 million, which includes computer software amortization expense of $23 million and $26 million, was recorded in 2021 and 2020.

Amortization expense on intangible assets for the next five years is expected to be as follows ($ in millions):

Year	Amount
2022	185
2023	162
2024	145
2025	121
2026	111
	725

16. Other Liabilities

Other Current Liabilities

		December 31,	
($ in millions)	*Notes*	2021	2020
Employee compensation		171	90
Income taxes payable		151	74
Redeemable non-controlling interest		116	125
Contract liabilities	4	104	109
Accrued interest payable		100	138
Accrued expenses		75	118
Taxes other than income taxes		72	96
Jackpot liabilities	19	66	71
Current financial liabilities		61	128
Finance lease liabilities	12	51	59
Other		25	15
		994	1,023

Other Non-Current Liabilities

		December 31,	
($ in millions)	*Notes*	2021	2020
Redeemable non-controlling interest		240	292
Jackpot liabilities	19	130	148
Contract liabilities	4	47	62
Other		72	72
		489	574

Redeemable Non-controlling Interest

In 2016, the Parent, through its subsidiary Lottomatica S.p.A. ("Lottomatica"), entered into a consortium (Lottoitalia S.r.l. or "Lottoitalia") to bid on the Italian Gioco del Lotto service license (the "Lotto License"). Lottoitalia was awarded management of the Lotto License for a nine-year term, and under the terms of the consortium agreement, Lottomatica is the principal operating partner fulfilling the requirements of the Lotto License. We consolidate Lottoitalia due to the Company's risks and rewards of the investment and Lottoitalia's need for funding to finance planned operations.

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Financial Statements

We classify the non-controlling interest in Lottoitalia as a financial liability recorded at amortized cost. Changes in the financial liability, which are recorded within other expense on the consolidated statement of operations, were $91 million and $72 million for the years ended December 31, 2021 and 2020, respectively.

In connection with the formation of Lottoitalia in 2016, Lottomatica entered into an agreement with Italian Gaming Holding a.s. ("IGH"), one of the consortium members, which contains a deadlock put/call option in which IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica and Lottomatica has a reciprocal call right, in the event of certain specified events as defined in the agreement. The put/call options expire 60 days following written notice by either party following the applicable event. The strike price of the options is determined based on a specified formula as defined in the agreement. The agreement also allows for the extension of Lottoitalia past its fixed term of December 31, 2026 if agreed to by both, Lottomatica and IGH.

17. Debt

The Company's long-term debt obligations consist of the following:

	December 31, 2021			
($ in millions)	**Principal**	**Debt issuance cost, net**	**Swap and other**	**Total**
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	—	61
3.500% Senior Secured Euro Notes due July 2024	566	(2)	—	564
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100	(7)	—	1,093
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(6)	—	744
3.500% Senior Secured Euro Notes due June 2026	849	(5)	—	844
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(5)	—	745
2.375% Senior Secured Euro Notes due April 2028	566	(4)	—	562
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(6)	—	744
Senior Secured Notes	5,392	(35)	—	5,357
Euro Term Loan Facilities due January 2027	1,133	(5)	(10)	1,118
Long-term debt, less current portion	6,525	(40)	(10)	6,475
Short-term borrowings	52	—	—	52
Total debt	6,577	(40)	(10)	6,527

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Financial Statements

($ in millions)	December 31, 2020 Principal	Debt issuance cost, net	Swap and other	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,000	(3)	7	1,004
4.750% Senior Secured Euro Notes due February 2023	1,043	(5)	—	1,038
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	—	61
3.500% Senior Secured Euro Notes due July 2024	614	(4)	—	610
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100	(8)	—	1,092
3.500% Senior Secured Euro Notes due June 2026	920	(7)	—	913
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(6)	—	744
2.375% Senior Secured Euro Notes due April 2028	614	(5)	—	608
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(7)	—	743
Senior Secured Notes	6,851	(45)	7	6,813
Euro Term Loan Facilities due January 2027	1,055	(7)	8	1,056
Long-term debt, less current portion	7,906	(52)	15	7,869
Euro Term Loan Facility due January 2027	393	—	—	393
Current portion of long-term debt	393	—	—	393
Total debt	8,299	(52)	15	8,262

At December 31, 2021 and December 31, 2020, $10 million and $24 million, respectively, of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings, are recorded as other non-current assets in the consolidated balance sheet.

The principal amount of long-term debt maturing over the next five years and thereafter as of December 31, 2021 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2022	—	—	—
2023	61	—	61
2024	—	793	793
2025	1,100	227	1,327
2026	750	1,076	1,826
2027 and thereafter	1,500	1,019	2,519
Total principal payments	3,411	3,115	6,525

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Financial Statements

Senior Secured Notes

The key terms of our senior secured notes (the "Notes"), which were rated Ba3 and BB by Moody's Investor Service ("Moody's") and Standard & Poor's Ratings Services ("S&P"), respectively at December 31, 2021, are as follows:

Description	Principal (in millions)	Effective Interest Rate	Issuer	Guarantors	Collateral	Redemption	Interest payments
5.350% Senior Secured U.S. Dollar Notes due October 2023	$61	5.47%	IGT	**	††	+	Semi-annually in arrears
3.500% Senior Secured Euro Notes due July 2024	€500	3.68%	Parent	*	†	++	Semi-annually in arrears
6.500% Senior Secured U.S. Dollar Notes due February 2025	$1,100	6.71%	Parent	*	†	++	Semi-annually in arrears
4.125% Senior Secured U.S. Dollar Notes due April 2026	$750	4.34%	Parent	*	†	+++	Semi-annually in arrears
3.500% Senior Secured Euro Notes due June 2026	€750	3.65%	Parent	*	†	+++	Semi-annually in arrears
6.250% Senior Secured U.S. Dollar Notes due January 2027	$750	6.41%	Parent	*	†	++	Semi-annually in arrears
2.375% Senior Secured Euro Notes due April 2028	€500	2.50%	Parent	*	†	+++	Semi-annually in arrears
5.250% Senior Secured U.S. Dollar Notes due January 2029	$750	5.39%	Parent	*	†	+++	Semi-annually in arrears

* Certain subsidiaries of the Parent.

** The Parent and certain subsidiaries of the Parent.

† Ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.

†† Certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.

\+ International Game Technology ("IGT") may redeem in whole or in part at any time prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. IGT may also redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain gaming regulatory events. Upon the occurrence of certain events, IGT will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

++ The Parent may redeem in whole or in part at any time prior to the date which is six months prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

+++ The Parent may redeem in whole or in part at any time prior to the first date set forth in the redemption price schedule at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at a redemption price set forth in the redemption price schedule in the indenture, together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

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Financial Statements

The Notes contain customary covenants and events of default. At December 31, 2021, the issuers were in compliance with the covenants.

On February 11, 2022, the Moody's rating increased to Ba2 and on February 16, 2022, the S&P's rating increased to BB+.

4.750% Senior Secured Euro Notes due February 2023

In May 2021, the Parent used the proceeds from the sale of the Italian B2C gaming machine, sports betting, and digital gaming businesses and borrowings under the Revolving Credit Facilities to redeem $1.0 billion (€850 million) of the 4.750% Senior Secured Euro Notes due February 2023 through the exercise of the make-whole call option for total consideration, excluding interest, of $1.1 billion. The Company recorded a $67 million loss on extinguishment of debt in connection with the repurchase, which is classified in other expense (income), net in the consolidated statement of operations for the year ended December 31, 2021.

4.125% Senior Secured U.S. Dollar Notes due April 2026

In March 2021, the Parent issued $750 million of 4.125% Senior Secured U.S. Dollar Notes due April 2026 (the "4.125% Notes") at par. The Parent used the proceeds to partially redeem the 6.250% Senior Secured U.S. Dollar Notes due February 2022.

Interest on the 4.125% Notes is payable semi-annually in arrears.

The 4.125% Notes are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.

Prior to April 15, 2023, the Parent may redeem the 4.125% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. From April 15, 2023 to April 14, 2024, the Parent may redeem the 4.125% Notes in whole or in part at 102.063% of their principal amount together with accrued and unpaid interest. From April 15, 2024 to April 14, 2025, the Parent may redeem the 4.125% Notes in whole or in part at 101.031% of their principal amount together with accrued and unpaid interest. On or after April 15, 2025, the Parent may redeem the 4.125% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem the 4.125% Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the 4.125% Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. In certain events of default, the 4.125% Notes outstanding may become due and payable immediately.

6.250% Senior Secured U.S. Dollar Notes due February 2022

In March 2021, the Parent used the proceeds from the sale of the 4.125% Notes and borrowings under the Revolving Credit Facilities to redeem $1.0 billion of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 for total consideration, excluding interest, of $1.0 billion. The Company recorded an $18 million loss on extinguishment of debt in connection with the repurchase, of which a $24 million loss is classified in other expense (income), net and an offsetting gain of $6 million is classified in interest expense, net in the consolidated statement of operations for the year ended December 31, 2021.

5.250% Senior Secured U.S. Dollar Notes due January 2029

In June 2020, the Parent issued $750 million of 5.250% Senior Secured U.S. Dollar Notes due January 2029 (the "5.250% Notes") at par.

The Parent used the net proceeds from the 5.250% Notes to repurchase $500 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 for total consideration, excluding interest, of $525 million. The Company recorded a $23 million loss on extinguishment of debt in connection with the repurchase, of which a $28 million loss is classified in other expense (income), net and an offsetting gain of $5 million is classified in interest expense, net in the consolidated statement of operations for the year ended December 31, 2020.

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Financial Statements

Interest on the 5.250% Notes is payable semi-annually in arrears.

The 5.250% Notes are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.

Prior to January 15, 2024, the Parent may redeem the 5.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. From January 15, 2024 to January 14, 2025, the Parent may redeem the 5.250% Notes in whole or in part at 102.625% of their principal amount together with accrued and unpaid interest. From January 15, 2025 to January 14, 2026, the Parent may redeem the 5.250% Notes in whole or in part at 101.313% of their principal amount together with accrued and unpaid interest. On or after January 15, 2026, the Parent may redeem the 5.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem the 5.250% Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the 5.250% Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. In certain events of default, the 5.250% Notes outstanding may become due and payable immediately.

5.500% Senior Secured U.S. Dollar Notes due June 2020

In June 2020, the Parent redeemed the $27 million 5.500% Senior Secured U.S. Dollar Notes due June 2020 when they matured.

4.750% Senior Secured Euro Notes due March 2020

In March 2020, the Parent redeemed the €388 million ($432 million) 4.750% Senior Secured Euro Notes due March 2020 when they matured.

Euro Term Loan Facilities

The Parent is a party to a Senior Facility Agreement dated July 25, 2017, as amended (the "TLF Agreement"), which provided for a €1.5 billion term loan facility maturing on January 25, 2023 that was repayable in annual installments of €320 million due January 25 of each of 2020, 2021 and 2022 with a final installment of €540 million due January 25, 2023. The Parent prepaid the installment due January 25, 2020 with proceeds of the 2.375% Notes issued in September 2019 and repaid the installment due January 25, 2021 at the due date.

In May 2020, the Company entered into an amendment to the TLF Agreement which modified the TLF Agreement by, among other things:

- Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and established new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the amendments;
- Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
- Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower); and
- Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds.

In addition, the amendment to the TLF Agreement provided that the margin applicable to all loans under the TLF Agreement outstanding as of April 11, 2020 was increased to 2.50%.

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Financial Statements

In July 2021, the Parent entered into an Amendment and Restatement Agreement (the "Amendment and Restatement Agreement") with respect to the TLF Agreement. The Amendment and Restatement Agreement among other things: (i) added a second term loan facility with IGT Lottery Holdings B.V. as the borrower, (ii) increased the aggregate amount of the term loan facilities (the "Euro Term Loan Facilities") from €860 million to €1.0 billion (with each of the Parent and IGT Lottery Holdings B.V. borrowing €500 million), (iii) extended the maturity date of the Euro Term Loan Facilities to January 25, 2027, (iv) reduced the applicable interest rate by 35 basis points based on current debt ratings, (v) provided for a maximum decrease or increase of an additional 7.5 basis points in the margin based on environmental, social and governance factors, and (vi) maintained and extended existing financial covenant thresholds.

As a result of the Amendment and Restatement Agreement, the Company reclassified the €320 million current portion of long-term debt to long-term debt.

The borrowers must repay the Euro Term Loan Facilities in installments, as detailed below:

Due Date	Amount (€ in millions)
January 25, 2024	200
January 25, 2025	200
January 25, 2026	200
January 25, 2027	400

Upon the extinguishment of debt in connection with the Amendment and Restatement Agreement, we recorded a $2 million loss, which is classified in other expense (income), net and $3 million recovery in interest expense, net in the consolidated statement of operations for the year ended December 31, 2021. In connection with the modification, the Company recognized $6 million of debt issuance costs within Interest expense, net and an upfront interest expense recovery of $9 million within Interest expense, net.

In September 2021, the Company received an upgraded environmental, social, and governance rating and pursuant to the Amendment and Restatement Agreement, the interest rate was decreased by 4 basis points effective September 17, 2021.

Interest on the Euro Term Loan Facilities is payable between one and six months in arrears at rates equal to the applicable EURIBOR plus a margin based on our long-term ratings by Moody's and S&P. At December 31, 2021 and 2020, the effective interest rate on the Euro Term Loan Facilities was 2.11% and 2.50%, respectively.

The Euro Term Loan Facilities are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.

Upon the occurrence of certain events, the borrowers may be required to prepay the Euro Term Loan Facilities in full.

The TLF Agreement, as amended by the Amendment and Restatement Agreement, contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2021, the Parent was in compliance with the covenants.

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Financial Statements

Revolving Credit Facilities

The Parent and certain of its subsidiaries are party to a Senior Facilities Agreement dated November 4, 2014, as amended (the “RCF Agreement”), which provides for the following multi-currency revolving credit facilities (the “Revolving Credit Facilities”) which mature on July 31, 2024:

Maximum Amount Available (in millions)	Facility	Borrowers
$1,050	Revolving Credit Facility A	Parent, IGT, and IGT Global Solutions Corporation
€625	Revolving Credit Facility B	Parent, IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l), and IGT Lottery Holdings B.V.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR (or the applicable EURIBOR if the borrower elects to borrow in Euros) with respect to Revolving Credit Facility A or the applicable EURIBOR (or the applicable LIBOR if the borrower elects to borrow in U.S. dollars) with respect to Revolving Credit Facility B, plus a margin based on the Parent’s long-term ratings by Moody’s and S&P. At December 31, 2021 and 2020, there were no balances for the Revolving Credit Facilities.

The RCF Agreement provides that the following fees, which are recorded in interest expense, net in the consolidated statement of operations, are payable quarterly in arrears:

- Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities depending on the Parent’s long-term ratings by Moody’s and S&P. The applicable rate was 0.928% at December 31, 2021.
- Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate ranging from 0.15% to 0.60% dependent on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.15% at December 31, 2021.

The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests in certain subsidiaries and of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable.

Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments.

At December 31, 2021 the aggregate amounts available to be borrowed under the Revolving Credit Facilities were $1.7 billion.

The RCF Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2021, the borrowers were in compliance with the covenants.

In May 2020, the Parent entered into an amendment to the RCF Agreement, which modified the RCF Agreement by, among other things:

- Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and established new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the amendments;
- Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
- Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower); and
- Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided

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Financial Statements

that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds.

In addition, the amendment to the RCF Agreement provided that the margin applicable to all loans under the RCF Agreement outstanding as of April 11, 2020 was increased to 2.475%.

The TLF Agreement and the RCF Agreement limit the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $300 million if our debt ratings by Moody's or S&P are lower than Ba1 or BB+, respectively, and $400 million if our debt ratings by Moody's and S&P are equal to or higher than Ba1 and BB+, respectively.

In connection with the modification, the Company recognized $10.5 million of debt issuance costs within Other expense and upfront interest expense of $15.7 million within Interest expense, net.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2021, there were $30 million of short-term borrowings under these facilities with an effective interest rate of 1.63%. At December 31, 2020, there were no borrowings under these facilities.

Additionally, at December 31, 2021, the Company had a $21 million swingline loan associated with the Revolving Credit Facilities with an effective interest rate of 3.25%, which is classified in short-term borrowings.

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2021 and 2020 and the weighted-average annual cost of such letters of credit:

($ in millions)	Letters of Credit Outstanding [(1)]	Weighted-Average Annual Cost
December 31, 2021	335	1.08 %
December 31, 2020	427	1.06 %

[(1)] Represents letters of credit outstanding not under the Revolving Credit Facilities.

Interest Expense, Net

($ in millions)	For the year ended December 31, 2021	2020
Senior Secured Notes	292	344
Term Loan Facilities	16	44
Revolving Credit Facilities	26	34
Other	23	22
Interest expense	357	444
Interest income	(13)	(15)
Interest expense, net	344	429

Annual Report and Accounts 2021

Page | 147

Financial Statements

18. Income Taxes

The components of income (loss) from continuing operations before provision for income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,	
($ in millions)	**2021**	**2020**
United Kingdom	57	(375)
United States	(19)	(781)
Italy	344	157
Other	69	54
	452	(945)

The provision for income taxes consists of:

	For the year ended December 31,	
($ in millions)	**2021**	**2020**
Current:		
United Kingdom	—	(1)
United States	41	10
Italy	155	66
Other	40	31
	235	106
Deferred:		
United Kingdom	3	(4)
United States	77	(64)
Italy	(23)	—
Other	(16)	(16)
	41	(84)
	276	22

Income taxes paid, net of refunds, were $188 million and $89 million in 2021 and 2020.

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Financial Statements

The Parent is a tax resident in the United Kingdom (the "U.K."). A reconciliation of the provision for income taxes, from the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent's calendar year reporting periods to income (loss) from continuing operations before provision for income taxes is as follows:

	For the year ended December 31,	
($ in millions)	**2021**	**2020**
Income (loss) from continuing operations before provision for income taxes	452	(945)
United Kingdom statutory tax rate	19.0 %	19.0 %
Statutory tax expense (benefit)	86	(180)
Change in valuation allowances	125	128
Non-deductible expense	47	19
Italy regional tax ("IRAP") and state taxes	41	9
Base erosion and anti-abuse ("BEAT") tax	17	13
Foreign tax and statutory rate differential [1]	12	(19)
Foreign tax expense, net of U.S. federal benefit	11	10
Provision to return	6	—
GILTI tax	5	3
Non-deductible goodwill impairment	—	56
Change in unrecognized tax benefits	—	1
Italian allowance for corporate equity	(3)	(4)
Non-taxable foreign exchange gain	(11)	—
Italian patent box tax benefit	(27)	—
Tax law changes	(38)	(20)
Other	5	5
	276	22
Effective tax rate	61.1 %	(2.3)%

[1] Includes the effects of foreign subsidiaries' earnings taxed at rates other than the U.K. statutory rate.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") to provide certain relief related to the COVID-19 outbreak. Some of the key tax-related provisions of the CARES Act benefiting the Company include temporary five-year net operating loss carryback provisions, modifications to the 30% limitation on the deductibility of business interest, and payroll tax deferral.

In the quarter ended September 30, 2020, the U.S. Treasury Department issued final regulations regarding GILTI. The Company has elected the GILTI high tax exception as allowed by the final regulations and has amended its 2018 and 2019 income tax returns. The benefit of the GILTI high tax exception as well as the NOL carryback provisions provided in the CARES Act resulted in a tax benefit of $12 million.

Annual Report and Accounts 2021

Page | 149

Financial Statements

The components of deferred tax assets and liabilities are as follows:

($ in millions)	December 31, 2021	December 31, 2020
Deferred tax assets:		
Italian goodwill tax step-up	119	—
Lease liabilities	64	71
Provisions not currently deductible for tax purposes	60	61
Net operating losses	56	108
Section 163(j) interest limitation	50	97
Jackpot timing differences	30	39
Depreciation and amortization	22	23
Inventory reserves	10	2
Other	60	50
Total deferred tax assets	470	451
Deferred tax liabilities:		
Acquired intangible assets	461	506
Depreciation and amortization	161	160
Italian goodwill equity reserve liability	105	—
Lease right-of-use assets	57	63
Other	6	12
Total deferred tax liabilities	791	741
Net deferred income tax liability	(320)	(290)

Our net deferred income taxes are recorded in the consolidated balance sheet as follows:

($ in millions)	Notes	December 31, 2021	December 31, 2020
Deferred income taxes - non-current asset	7	39	33
Deferred income taxes - non-current liability		(359)	(323)
		(320)	(290)

As of December 31, 2021, we had recognized deferred tax assets of $470 million. We also have $412 million of unrecognized deferred tax assets primarily related to net operating losses and §163(j) interest limitation carryforward. These deferred tax assets were not recorded because the realization of these assets is not probable.

A reconciliation of deferred tax liabilities, net is as follows:

($ in millions)	December 31, 2021	December 31, 2020
Balance at beginning of year	(290)	(359)
Tax expense during the period recognized in income or loss	(41)	84
Adoption of new accounting standards	—	1
Translation and other	11	(16)
Balance at end of year	(320)	(290)

Annual Report and Accounts 2021 Page | 150

Financial Statements

We have a $197 million gross tax loss carryforward, of which $137 million relates to U.S. Federal, and $60 million relates to other foreign tax jurisdictions. Carryforwards in certain tax jurisdictions begin to expire in 2031, while others have an unlimited carryforward period. Portions of the tax loss carryforwards are subject to annual limitations in most of our significant tax jurisdictions, including the U.K. and U.S. In addition, as of December 31, 2021, we had U.S. state tax net operating loss carryforwards, resulting in a deferred tax asset (net of U.S. federal tax benefit) of approximately $13 million. U.S. state tax net operating loss carryforwards generally expire in the years 2027 through 2040.

Additionally, at December 31, 2021 and 2020, we had gross tax loss carryforwards of $910 million and $930 million that relate primarily to the U.K. No deferred tax assets were recorded for these tax loss carryforwards as realization is not probable.

Accounting for Uncertainty in Income Taxes

A reconciliation of the unrecognized tax benefits is as follows:

	December 31,	
($ in millions)	**2021**	**2020**
Balance at beginning of year	27	29
Additions to tax positions - current year	1	—
Reductions to tax positions - prior years	(1)	(2)
Lapses in statutes of limitations	—	(1)
Balance at end of year	27	27

At December 31, 2021 and 2020, $27 million of the unrecognized tax benefits, if recognized, would affect our effective tax rates.

We recognize interest and penalties related to income tax matters in income tax expense. The charges were nominal for 2021 and 2020. The gross balance of accrued interest and penalties was $21 million at December 31, 2021 and 2020.

We file income tax returns in various jurisdictions of which the United Kingdom, United States, and Italy represent the major tax jurisdictions. All years prior to 2017 are closed with the Internal Revenue Service. As of December 31, 2021, we are subject to income tax audits in various tax jurisdictions globally, most significantly in Mexico and Italy.

Mexico Tax Audit

Based on a 2006 tax examination, the Company's Mexican subsidiary, GTECH Mexico S.A. de C.V., was issued an income tax assessment of approximately Mexican peso ("MXN") 425 million. The assessment relates to the denial of a deduction for cost of goods sold and the taxation of intercompany loan proceeds. The Company has unsuccessfully contested the two issues in the Mexican court system receiving unfavorable decisions by the Mexican Supreme Court in June 2017 and October 2019, respectively. As of December 31, 2021, based on the unfavorable decisions received, the Company has recorded a liability of MXN 469 million (approximately $23 million), inclusive of additional interest, penalties, and inflationary adjustments, which is reported within other non-current liabilities in the consolidated balance sheet.

Italy Tax Audits

The Company's Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 are under examination. On October 19, 2020, the Italian tax authorities issued a final audit report for calendar year 2015. The Company filed a defense memorandum with the Italian Tax Authorities on May 29, 2021 rejecting all findings. On December 9, 2021, the Company received a tax assessment notice for €15 million relating to calendar year 2015. On February 9, 2022, the Company submitted a voluntary settlement request which entitles the Company to an automatic 90 day extension. The extension will allow the Italian Tax Authority to re-examine the preliminary conclusions of the tax police. At the end of the 90 day extension period, if the parties do not reach a settlement the Company retains the right to appeal the tax assessment before the first degree Tax Court.

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Financial Statements

19. Commitments and Contingencies

Commitments

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

($ in millions)	December 31, 2021
Current liabilities	66
Non-current liabilities	130
	196

Future jackpot liabilities as of December 31, 2021 are due as follows:

($ in millions)	Previous Winners	Future Winners	Total
2022	25	41	66
2023	20	10	31
2024	18	1	18
2025	15	1	16
2026	13	1	13
Thereafter	72	8	79
Future jackpot payments due	163	60	223
Unamortized discounts			(27)
Total jackpot liabilities			196

Performance and other bonds

Certain contracts require us to provide a surety bond as a guarantee of performance for the benefit of customers; bid and litigation bonds for the benefit of potential customers; and WAP bonds that are used to secure our financial liability when a player elects to have their WAP jackpot winnings paid over an extended period of time.

These bonds give beneficiaries the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contracts. In general, we would only be liable for these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. Accordingly, no liability has been recorded as of December 31, 2021 and 2020 related to these bonds.

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company's ongoing operations. At December 31, 2021, provisions for litigation matters amounted to $4 million. With respect to litigation and other legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

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Financial Statements

Texas Fun 5's Instant Ticket Game

IGT Global Solutions Corporation (formerly GTECH Corporation) is party to four lawsuits in Texas state court arising out of the Fun 5's instant ticket game sold by the Texas Lottery Commission ("TLC") from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket's instruction for Game 5 provided a 5x win (five times the prize box amount) any time the "Money Bag" symbol was revealed in the "5X BOX". However, TLC awarded a 5x win only when (1) the "Money Bag" symbol was revealed and (2) three symbols in a pattern were revealed.

(a) *Steele, James et al. v. GTECH Corp.*, filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500 million. GTECH Corporation's plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs' sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs' could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021 and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending.
(b) *Guerra, Esmeralda v. GTECH Corp. et al.*, filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million.
(c) *Wiggins, Mario & Kimberly v. IGT Global Solutions Corp.*, filed on September 7, 2016 in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million.
(d) *Campos, Osvaldo Guadalupe et al. v. GTECH Corp.*, filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

Adrienne Benson and Mary Simonson, individually and on behalf of all others similarly situated v. Double Down Interactive LLC, et al.

On April 9, 2018, a plaintiff, Adrienne Benson, filed a putative class action against the Company's wholly-owned subsidiary, International Game Technology, and Double Down Interactive LLC, a Washington limited liability company in the United States District Court for the Western District of Washington. On July 23, 2018, plaintiff filed a first amended complaint, adding named plaintiff Mary Simonson, and adding allegations to represent a putative class of all persons in the United States who purchased and allegedly lost virtual "chips" while playing games through an online gaming platform called Double Down Casino, which at all times has been operated by Double Down Interactive LLC. On April 26, 2021, plaintiffs filed a second amended complaint naming IGT, a wholly-owned subsidiary of International Game Technology, as an additional defendant. Plaintiffs have asserted claims for alleged violations of Washington's Recovery of Money Lost at Gambling Act, Washington's Consumer Protection Act, and for unjust enrichment, and seeks unspecified money damages (including treble damages as appropriate), the award of reasonable attorneys' fees and costs, pre- and post-judgment interest, and injunctive and/or declaratory relief.

International Game Technology acquired Double Down Interactive LLC in 2012 and, effective June 1, 2017, sold Double Down Interactive LLC to DoubleU Games pursuant to a purchase agreement (the "Purchase Agreement"). At all times relevant, Double Down Interactive LLC was the sole operator of the Double Down Casino, and International Game Technology asserts, among other defenses, that it has no liability for the actions of a bona fide subsidiary.

On May 10, 2018, Double Down Interactive LLC and DoubleU Diamond LLC sent a claim notice (the "DDI Claim Notice") to International Game Technology seeking indemnification and reimbursement of defense costs for all claims against Double U Diamond LLC and its affiliates (the "DoubleU Entities") in the Benson matter, pursuant to the Purchase Agreement. On June 7, 2018, International Game Technology responded to the DDI Claim Notice, rejecting any obligation to indemnify or pay defense costs of the DoubleU Entities, and sent a claim notice to DoubleU Diamond LLC for indemnification and reimbursement of defense costs for all claims against International Game Technology in the Benson matter pursuant to the terms of certain agreements with DoubleU Diamond LLC.

On June 17, 2021, IGT sent a claim notice to DoubleU Diamond LLC for indemnification and reimbursement of defense costs for all claims against IGT in the Benson matter pursuant to the terms of certain agreements with DoubleU Diamond LLC.

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Financial Statements

On August 20, 2018, International Game Technology filed a motion to compel arbitration under the Federal Arbitration Act. The denial of that motion was appealed to the United States Court of Appeals for the Ninth Circuit, which in turn affirmed the district court by mandate effective February 20, 2020.

International Game Technology filed an answer to the first amended complaint on January 18, 2019, and an answer to the second amended complaint on May 10, 2021, continuing to deny all material allegations of liability and damages, and further denying that International Game Technology was responsible for the operation of the Double Down Casino. International Game Technology amended its answer to the first amended complaint on April 21, 2021. IGT filed a motion to dismiss the second amended complaint on May 18, 2021, which remains pending.

International Game Technology moved to certify the liability questions to the Washington State Supreme Court, which was denied on August 11, 2020. International Game Technology's motion to reconsider the question of certification was denied on January 15, 2021.

On August 13, 2020, International Game Technology filed a motion to strike the nationwide class allegations from the amended complaint, which was denied on March 19, 2021.

On September 10, 2020, International Game Technology filed a motion to dismiss and stay the case on the grounds that the federal court should abstain from deciding the liability questions under Washington law. That motion was denied on March 24, 2021. On February 25, 2021, plaintiffs filed a motion for class certification and for preliminary injunction, which remains pending, and has not been set for hearing.

Discovery closed on August 24, 2021. Before the close of discovery, plaintiffs filed motions for leave to take additional depositions and to make expert disclosures that remain pending.

There is currently no trial date set for this matter.

International Game Technology is vigorously pursuing its defenses. We are currently unable to estimate the amount or range of reasonably possible loss.

20. Shareholders' Equity

Shares Authorized and Outstanding

The Board of Directors of the Parent (the "Board") may issue ordinary shares of the Parent upon shareholder approval. At the Parent's 2021 annual general meeting, the shareholders authorized the issuance of up to 136.6 million additional ordinary shares (of which 68.3 million can be issued in connection with an offer by way of rights issue), with a par value of $0.10 per share, for a period expiring at the end of the 2022 annual general meeting, or, if sooner, on August 10, 2022, unless previously revoked, varied, or renewed.

Ordinary shares issued and outstanding were as follows:

	December 31,	
	2021	2020
Ordinary shares issued and outstanding at beginning of year	204,856,564	204,435,333
Ordinary shares issued under restricted stock plans	331,554	421,231
Ordinary shares issued at end of year	205,188,118	204,856,564
Repurchases of ordinary shares	(1,500,000)	—
Ordinary shares outstanding at end of year	203,688,118	204,856,564

Share Repurchase Program

On November 15, 2021, the Board authorized a share repurchase program (the "Program") pursuant to which the Company may repurchase up to $300 million of the Parent's outstanding ordinary shares during a period of four years commencing on November 18, 2021. At the Parent's 2021 annual general meeting, the Parent's shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 20,485,656 of the Parent's ordinary shares. This authority remains valid until November 10, 2022, unless previously revoked, varied, or renewed at the Parent's 2022 annual general meeting.

Annual Report and Accounts 2021 Page | 154

Financial Statements

The Parent repurchases ordinary shares under the Program at the market price on the trade date and the Parent cancels repurchased ordinary shares or holds them in treasury. If the Parent holds repurchased ordinary shares in treasury, all amounts paid to repurchase such shares are recognized as shares held in treasury and presented as a deduction from equity attributable to the owners until they are reissued or retired. Under the Program, the Parent repurchased 1.5 million ordinary shares for $41 million during 2021.

For the period January 1, 2022 to February 25, 2022, the Parent repurchased 937,758 ordinary shares for $26 million under the Program.

Dividends

We declared a $0.20 cash dividend per share during the fourth quarter of 2021 and the first quarter of 2020.

The TLF Agreement and the RCF Agreement limit the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year based on ratings by Moody's and S&P. As discussed in Note 17 – *Debt,* in May 2020, the Company entered into amendments to these agreements which prohibited dividends and repurchases of ordinary shares through June 30, 2021.

For the years ended December 31, 2021 and 2020, cash dividends declared were paid by our Parent and were in accordance with legal and compliance regulations.

Other Reserves

The following table details the changes in other reserves:

		Unrealized Gain (Loss) on:		Other Reserves		
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2019	200	(8)	4	196	36	232
Change during period	108	(1)	—	107	(59)	47
Reclassified to operations [(1)]	1	—	—	1	—	1
Other comprehensive income (loss)	108	(1)	—	107	(59)	48
Balance at December 31, 2020	308	(9)	4	303	(24)	280
Change during period	25	3	(1)	27	51	78
Reclassified to operations [(1)]	19	1	—	20	1	21
Tax effect	—	(1)	—	—	—	—
Other comprehensive income (loss)	45	3	(1)	47	52	99
Balance at December 31, 2021	353	(6)	3	350	28	379

[(1)] Foreign currency translation of approximately $19 million was reclassified into gain on sale of discontinued operations, net of tax on the consolidated statement of operations for the year ended December 31, 2021. Other foreign currency translation adjustments related to liquidated subsidiaries were reclassified into foreign exchange (gain) loss, net on the consolidated statement of operations for the year ended December 31, 2020. Unrealized gain on hedges were reclassified into service revenue on the consolidated statement of operations for the year ended December 31, 2021.

21. Non-Controlling Interests

At December 31, 2021, our material non-controlling interests ("NCIs") were as follows:

Name of subsidiary	% Ownership held by the Company
Lotterie Nazionali S.r.l. ("LN")	64.00 %
Northstar New Jersey Lottery Group, LLC ("Northstar NJ") [(1)]	82.31 %

[(1)] Northstar New Jersey Holding Company LLC, of which we are a 50.15% shareholder, holds the 82.31% ownership in Northstar NJ.

LN holds a license to operate the Scratch & Win instant lottery game in Italy through September 2028. Northstar NJ manages a wide range of the lottery's day-to-day operations in the State of New Jersey, as well as provides marketing and sales services under a license valid through June 2029.

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Financial Statements

We are the principal operating partner fulfilling the requirements under the licenses held by the NCIs. As such, we have the power to direct the activities that significantly affect the NCIs' economic performance, along with the right to receive benefits or the obligation to absorb losses that could potentially be significant to the NCIs. As a result, we concluded we have control over the NCIs and they have been consolidated. Accordingly, the balance sheet and operating activity of the NCIs are included in our consolidated financial statements and we adjust the net income (loss) in our consolidated statement of operations to exclude the NCIs' proportionate share of results. We present the proportionate share of NCIs as equity in the consolidated balance sheet.

Activity within NCIs were as follows:

($ in millions)	LN	Northstar NJ	All Other	Total
Balance at December 31, 2019	384	52	104	540
Net income (loss)	19	(37)	19	2
Other comprehensive income	32	—	28	59
Total comprehensive income (loss)	51	(37)	47	61
Capital increase	—	—	8	8
Return of capital	—	—	(23)	(23)
Dividends paid	(29)	(16)	(16)	(60)
Other	—	—	1	1
Balance at December 31, 2020	406	(1)	121	527
Net income	73	24	2	100
Other comprehensive loss	(28)	—	(24)	(52)
Total comprehensive income	46	24	(22)	48
Capital increase	—	—	13	13
Divestiture of non-controlling interest	—	—	(18)	(18)
Dividends paid	(19)	—	(13)	(33)
Return of capital	(52)	—	(12)	(64)
Other	—	—	3	3
Balance at December 31, 2021	380	24	72	476

Summarized financial information for our material NCIs is as follows:

Summarized Balance Sheets	LN		Northstar NJ	
	December 31,		December 31,	
($ in millions)	2021	2020	2021	2020
Current assets	759	724	73	57
Non-current assets	691	858	69	78
Total assets	1,450	1,582	142	135
Current liabilities	511	558	54	75
Non-current liabilities	—	13	2	2
Total liabilities	511	570	56	78
Shareholders' equity	939	1,012	86	57
Total liabilities and shareholders' equity	1,450	1,582	142	135

Annual Report and Accounts 2021 Page | 156

Financial Statements

Summarized Income Statements	LN		Northstar NJ	
	For the year ended December 31,		For the year ended December 31,	
($ in millions)	2021	2020	2021	2020
Total revenue	522	257	145	70
Total operating expenses	(264)	(183)	(121)	(107)
Operating income (loss)	258	74	24	(37)
Income (loss) before benefit from income taxes	258	74	24	(37)
Benefit from income taxes	(54)	(22)	—	—
Net income (loss)	203	53	24	(37)

Summarized Cash Flow Statements	LN		Northstar NJ	
	For the year ended December 31,		For the year ended December 31,	
($ in millions)	2021	2020	2021	2020
Net cash flows provided by operating activities	254	258	21	2
Net cash flows used in investing activities	(2)	(8)	—	—
Net cash flows (used in) provided by financing activities	(289)	(137)	4	(6)

22. Segment Information

During the third quarter of 2021, we modified the information that our chief operating decision maker, who was also our Chief Executive Officer, regularly reviewed for purposes of allocating resources and assessing performance, prompting a change in management, operating segments, and cash-generating units. As a result, on September 1, 2021, we established a dedicated Digital & Betting business segment, comprising our iGaming and sports betting activities that were previously included within our Global Gaming business segment. Beginning in the third quarter of 2021, we report our financial performance based on three business segments: Global Lottery, Global Gaming, and Digital & Betting, and analyze revenue by segment as well as operating income as the measure of segment profitability. As such, we have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance.

Through our three business segments, we operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, commercial services, gaming systems, electronic gaming machines, iGaming, and sports betting.

The Global Lottery segment has full responsibility for the worldwide traditional lottery and iLottery business, including sales, operations, product development, technology, and support. The Global Gaming segment has full responsibility for the worldwide land-based gaming business, including sales, product management, studios, global manufacturing, operations, and technology. The Digital & Betting segment has full responsibility for the worldwide iGaming and sports betting activities, that were previously part of our Global Gaming segment.

Our three business segments are supported by central corporate support functions, including finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development. Certain support costs that are identifiable and that benefit our business segments are allocated to them. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. Corporate support function expenses that are not allocated to the business segments, which are principally composed of selling, general and administrative expenses, are reported as Corporate and Other expenses, along with goodwill impairment and the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Global Lottery

Our Global Lottery segment provides lottery products and services primarily to governmental organizations through operating contracts, facilities management contracts ("FMCs"), lottery management agreements ("LMAs"), and product sales contracts.

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Financial Statements

As part of our lottery product and services, we provide instant and draw-based lottery products, point-of-sale machines, central processing systems, software, commercial services, instant ticket printing services, and other related equipment and support services.

We categorize revenue from operating contracts, FMCs, and LMAs as "Operating and facilities management contracts" and revenue from commercial services, software hosting, software maintenance, and other services not included within operating contracts, FMCs, or LMAs as service revenue from "Systems, software, and other". Revenue included within "Operating and facilities management contracts" include all services required by the contract, including iLottery and instant ticket printing.

We categorize sales or sales-type leases of lottery terminals, lottery systems, fixed-fee software licenses, and instant tickets not part of "Operating and facilities management contracts" as product sales from "Lottery products".

Global Gaming

Our Global Gaming segment provides gaming products and services including software and game content, casino gaming management systems, video lottery terminals ("VLTs"), VLT central systems, and other related equipment and support services to commercial and tribal casino operators.

We categorize revenue from Wide Area Progressive services, and operating leases for VLTs and other gaming machines as service revenue from "Gaming terminal services". We categorize sales or usage-based royalties promised in exchange for software intellectual property licenses, and systems as service revenue from "Systems, software, and other".

Revenue from the sale or sales-type lease of gaming machines, systems, component parts, and other miscellaneous equipment and services are categorized as product sales from "Gaming terminals" and revenue from systems, fixed-fee software licenses, casino gaming management systems, game content, and spare parts as product sales from "Other".

Digital & Betting

Our Digital & Betting segment provides iGaming solutions by providing gaming operators a license to offer IGT remote game server games on operator websites and mobile applications. The segment also provides sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S. We categorize revenue from iGaming and sports betting as service revenue from "Digital and betting services".

Segment information is as follows:

	For the year ended December 31, 2021					
($ in millions)	**Global Lottery**	**Global Gaming**	**Digital & Betting**	**Business Segment Total**	**Corporate and Other**	**Total IGT PLC**
Service revenue	2,684	628	163	3,475	—	3,475
Product sales	123	482	1	606	—	606
Total revenue	2,806	1,110	165	4,081	—	4,081
Operating income (loss)	1,085	44	33	1,162	(244)	918
Depreciation and amortization	250	137	17	404	175	579
Expenditures for long-lived assets	(123)	(67)	(13)	(203)	(6)	(208)

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Financial Statements

($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
	For the year ended December 31, 2020					
Service revenue	2,043	483	114	2,640	—	2,640
Product sales	121	354	1	476	—	476
Total revenue	2,164	837	115	3,115	—	3,115
Operating income (loss)	644	(209)	7	442	(533)	(91)
Depreciation and amortization	257	160	16	434	191	625
Expenditures for long-lived assets	(149)	(64)	(11)	(224)	(2)	(226)

Geographical Information

Revenue from external customers, which is based on the geographical location of our customers, is as follows:

($ in millions)	For the year ended December 31, 2021	2020
United States	2,123	1,666
Italy	1,303	896
United Kingdom	72	64
Rest of Europe	215	209
All other	368	280
Total	4,081	3,115

Revenue from one customer in the Global Lottery segment represented approximately 23% and 19% of consolidated revenue in 2021 and 2020, respectively.

Long-lived assets, which are comprised of Systems & Equipment and PPE, are based on the geographical location of the assets as follows:

($ in millions)	December 31, 2021	2020
United States	761	842
Italy	125	176
United Kingdom	9	14
Rest of Europe	93	91
All other	63	77
Total	1,051	1,200

23. Stock-Based Compensation

Incentive Awards

Stock-based incentive awards are provided to directors and employees under the terms of our 2015 and 2021 Equity Incentive Plans (collectively, the "Plan") as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plan is 20.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. We utilize authorized and unissued shares to satisfy all shares issued under the Plan.

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Financial Statements

Stock Options

Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. In 2021, stock options were granted solely to our former Chief Executive Officer, which will vest in 2024 subject to certain performance and other criteria, and have a contractual term of approximately seven years. No stock options were granted in 2020.

Stock Awards

Stock awards are principally made in the form of performance share units ("PSUs") and restricted share units ("RSUs"). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company's performance against specified targets, which may include Adjusted EBITDA, Free Cash Flow and Total Shareholder Return ("TSR") relative to the Russell Mid Cap Market Index. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). In 2021, a second round of PSUs was granted in lieu of there being no 2020 PSUs that vest 50% over an approximate two-year period and 50% over an approximate three-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date or modification date, based on the Company's stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets.

RSUs are stock awards granted to directors that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan. In 2020, RSUs were also granted to employees, which vest in approximately one- and two-year vesting periods.

Stock Option Activity

A summary of our stock option activity and related information is as follows:

		Weighted-Average		
	Stock Options	Exercise Price Per Share ($)	Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at January 1, 2021	422,500	21.49		
Granted	172,500	20.37		
Forfeited	(172,500)	30.12		
Outstanding at December 31, 2021	422,500	17.51	2.82	
At December 31, 2021:				
Vested and expected to vest	422,500	17.51	2.82	5
Exercisable	250,000	15.53	0.38	3

No stock options were exercised in 2021 and 2020.

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Financial Statements

Fair Value of Stock Options Granted

We estimate the fair value of stock options at the date of grant using a valuation model that incorporates key inputs and assumptions as detailed in the table below. The weighted-average grant date fair value of stock options granted during 2021 was $9.82 per share.

	2021
Valuation model	Monte Carlo
Exercise price ($)	20.37
Expected option term (in years)	2.00
Expected volatility of the Company's stock (%)	60.00
Risk-free interest rate (%)	0.80
Dividend yield (%)	—

The expected volatility assumes the historical volatility is indicative of future trends, which may not be the actual outcome. The expected option term is based on historical data and is not necessarily indicative of exercise patterns that may occur. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value.

Stock Award Activity

A summary of our stock award activity and related information is as follows:

	PSUs	Weighted-Average Grant Date Fair Value ($)	RSUs	Weighted-Average Grant Date Fair Value ($)
Nonvested at January 1, 2021	3,356,966	18.17	2,366,383	9.05
Granted	3,740,075	26.10	79,844	22.29
Vested	(200,995)	17.19	(1,198,742)	9.05
Forfeited	(1,595,221)	25.84	(188,013)	9.08
Nonvested at December 31, 2021	5,300,825	21.50	1,059,472	10.05
At December 31, 2021:				
Unrecognized cost for nonvested awards ($ in millions)	85		5	
Weighted-average future recognition period (in years)	2.93		0.92	

The total vest-date fair value of PSUs vested was $3 million in 2021 and 2020. The total vest-date fair value of RSUs vested was $33 million and $1 million for 2021 and 2020, respectively.

Fair Value of Stock Awards Granted

We estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the awards include a market condition. The market condition is based on the Company's TSR relative to the Russell Midcap Market Index.

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Financial Statements

During 2021 and 2020, we estimated the fair value of RSUs at the date of grant based on our stock price. Details of the grants are as follows:

	2021	2020
PSUs granted during the year	3,740,075	—
Weighted-average grant date fair value ($)	26.10	—
RSUs granted during the year	79,844	2,375,141
Weighted-average grant date fair value ($)	22.29	9.04

Stock-Based Compensation Expense

Total compensation cost (recovery) for our stock-based compensation plans is recorded based on the employees' respective functions as detailed below.

	For the year ended December 31,	
($ in millions)	2021	2020
Cost of services	2	(1)
Selling, general and administrative	30	(5)
Research and development	3	(1)
Stock-based compensation expense before income taxes	35	(8)
Income tax benefit (provision)	8	(2)
Total stock-based compensation, net of tax	27	(6)

The 2020 recovery results from the reversal of 2019 and 2018 expense due to certain PSUs that were no longer forecasted to be achieved.

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Financial Statements

24. Earnings Per Share

The following table presents the computation of basic and diluted income (loss) per share of common stock:

($ in millions and shares in thousands, except per share amounts)	For the year ended December 31, 2021	2020
Numerator:		
Net income (loss) from continuing operations attributable to IGT PLC	73	(974)
Net income from discontinued operations attributable to IGT PLC	417	41
Net income (loss) attributable to IGT PLC	490	(933)
Denominator:		
Weighted-average shares - basic	204,954	204,725
Incremental shares under stock based compensation plans	1,846	—
Weighted-average shares - diluted	206,800	204,725
Net income (loss) from continuing operations attributable to IGT PLC per common share - basic	0.36	(4.76)
Net income (loss) from continuing operations attributable to IGT PLC per common share - diluted	0.35	(4.76)
Net income from discontinued operations attributable to IGT PLC per common share - basic	2.03	0.20
Net income from discontinued operations attributable to IGT PLC per common share - diluted	2.01	0.20
Net income (loss) attributable to IGT PLC per common share - basic	2.39	(4.56)
Net income (loss) attributable to IGT PLC per common share - diluted	2.37	(4.56)

Certain stock options to purchase common shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive.

During years when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

For the year ended December 31, 2020, stock options and unvested restricted stock awards totaling 0.9 million shares were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect. No shares were antidilutive for the year ended December 31, 2021.

25. Related Party Transactions

We engage in business transactions with certain related parties which include (i) De Agostini entities directly or indirectly controlled by De Agostini, (ii) other entities and individuals capable of exercising control, joint control, or significant influence over us, and (iii) our unconsolidated subsidiaries or joint ventures. Members of the Board, executives with authority for planning, directing, and controlling the activities of the Company and such Directors' and executives' close family members are also considered related parties. We may make investments in such entities, enter into transactions with such entities, or both.

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Financial Statements

De Agostini Group

We are majority-owned by De Agostini. Amounts receivable from De Agostini and subsidiaries of De Agostini (collectively, the "De Agostini Group") are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of our Italian subsidiaries have a tax unit agreement, and in some cases, a value-added tax agreement, with De Agostini pursuant to which De Agostini consolidates certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority.

Related party transactions with the De Agostini Group are as follows:

	December 31,	
($ in millions)	**2021**	**2020**
Tax-related receivables	4	—
Trade payables	1	5
Tax-related payables	3	19

Unconsolidated Subsidiaries, Partnerships and Joint Ventures

From time to time, we make strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. We may also purchase from or make sales to these organizations.

Ringmaster S.r.l.

We have a 50% interest in Ringmaster S.r.l. ("Ringmaster"), an Italian joint venture, that is accounted for using the equity method of accounting. Ringmaster provides software development services for our interactive gaming business pursuant to an agreement dated December 7, 2011. Our investment in Ringmaster was $1 million at December 31, 2021 and 2020.

We incurred $6 million and $7 million in expenses to Ringmaster for the years ended December 31, 2021 and 2020, respectively.

Connect Ventures One LP and Connect Ventures Two LP

We hold investments in two venture capital funds, Connect Ventures One LP and Connect Ventures Two LP (the "Connect Ventures"), that are accounted for as equity method investments. De Agostini also holds investments in the Connect Ventures, and Nicola Drago, the son of director Marco Drago, holds a 10% ownership interest in, and is a non-executive member of, Connect Ventures LLP, the fund that manages the Connect Ventures.

Our investment in Connect Ventures One LP was $3 million at December 31, 2021 and 2020. Our investment in Connect Ventures Two LP was $6 million at December 31, 2021 and 2020.

Key Management Personnel - Officer Compensation

Key management personnel are those persons with authority and responsibility for planning, directing, and controlling the activities of the Company. In 2021 and 2020, key management personnel was composed of 13 and 14 executive officers, respectively, including our Chief Executive Officer and Chief Financial Officer. Officer compensation for key management personnel for the years ended December 31, 2021 and 2020 is as follows:

	For the year ended December 31,	
($ in millions)	**2021**	**2020**
Short-term employee benefits	25	14
Stock-based compensation	11	(2)
Post-employment benefits	3	3
	39	15

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Financial Statements

26. Employee Information

Employee Benefit Expense

($ in millions)	For the year ended December 31, 2021	2020
Wages and salaries	730	743
Social security and other benefits	185	161
Incentive compensation	137	15
Stock-based compensation	35	(8)
Post-employment benefits	13	19
	1,100	931

Average Number of Employees by Segment

	For the year ended December 31, 2021	2020
Global Lottery	4,376	4,466
Global Gaming	4,481	5,039
Digital & Betting	406	424
Corporate and Other	1,395	1,522
	10,658	11,451

27. Auditors' Remuneration

PricewaterhouseCoopers LLP ("PwC U.K.") has been serving as our independent auditor since 2015.

Aggregate fees for professional services and other services rendered by PwC U.K. and its foreign entities belonging to the PwC network in 2021 and 2020 were as follows:

($ in millions)	For the year ended December 31, 2021	2020
Audit services - Parent company and consolidated financial statements	9	10
Audit services - Subsidiaries' financial statements	1	1
Tax services	1	—
	11	11

28. Subsequent Events

On February 25, 2022, the Parent's wholly-owned subsidiary, IGT Lottery S.p.A. entered into a share sale and purchase agreement to sell 100% of the share capital of Lis Holding S.p.A., a wholly owned subsidiary of IGT Lottery S.p.A. that conducts the Company's Italian commercial services business, to PostePay S.p.A. – Patrimonio Destinato IMEL, an entity of the Italian postal service provider group, for a purchase price of €700 million. Lis Holding S.p.A did not meet the criteria for assets held for sale as of December 31, 2021 and therefore remains presented as a component of continuing operations within our Global Lottery segment. Upon classification as held for sale in the first quarter of 2022, the Company does not expect to recognize a loss. The transaction is subject to customary closing conditions and regulatory approvals and is expected to close during the third quarter of 2022.

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Financial Statements

29. The Parent's Directly and Indirectly Owned Subsidiaries

The Parent had the following subsidiaries for the year ended December 31, 2021:

Name of entity	Address of registered office	Ownership %	Shareholder
Acres Gaming Incorporated	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	100	International Game Technology
Anguilla Lottery and Gaming Company Limited	AXA Offshore Management Limited The Law Building PO Box 687, The Valley, Anguilla, British West Indies	100	Leeward Islands Lottery Holding Company, Inc.
Antigua Lottery Company Limited	Simon, Rogers Murdoch, Chancellor Chambers, Island House, Newgate Street, St. John's, Antigua	100	Leeward Islands Lottery Holding Company, Inc.
Atronic Australien GmbH	Weseler Strab 253, Münster, Germany 48151	100	International Game Technology PLC
Beijing GTECH Computer Technology Company Limited	R1101-1102, 11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, China	100	IGT Foreign Holdings Corporation
BringIt, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	100	IGT
Caribbean Lottery Services, Inc.	c/o Moore Dodson & Russell P.C., 14A Norte Gade, Charlotte Amalie, St. Thomas USVI 00802	100	Leeward Islands Lottery Holding Company, Inc.
CLS-GTECH Technology (Beijing) Co., Ltd.	2/F Block A, Raycom Info Tech Park, 2 Kexueyuan South Road, Zhong Guan Cun, Haidian District, Beijing, 100190 China	100	CLS-GTECH Company Limited
Consorzio Lotterie Nazionali	Via Buonconvento, 6 Roma, Italy	63	IGT Lottery S.p.A.
Cyberview International, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	100	IGT
Data Transfer System Inc.	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
DoubleDown Interactive B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT Interactive C.V.
Dreamport do Brasil Ltda.	Rua Barao do Triunfo, 88 room 1210, Brooklin Paulista, 04602-000, Sao Paulo, Brazil	100	Dreamport, Inc. (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
Dreamport Suffolk Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Dreamport, Inc.	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Eagle Ice AB	Gernandt & Danielson, Box 5747, Stockholm 11487	100	International Game Technology
Estrela Instantânea Loteria Spe S.A	City of Barueri, State of São Paulo, at Calçada das Margaridas, No. 163, Room 02, Centro Comercial, Zip Code 06453-038 in Brazil	50	IGT Global Services Limited
Europrint Holdings Limited	1st Floor, Building 3 Croxley Green Business Park, Hatters Lane, Watford, Hertfordshire, England WD18 8YG	100	IGT Global Solutions Corporation
GTECH (Gibraltar) Holdings Limited f/k/a St. Enodoc Holdings Limited	23 Portland House, Glacis Road, GX11 1AA, Gibraltar	100	IGT Global Services Limited

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Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
GTECH Asia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
GTECH Brasil Ltda.	Rua Barao do Triunfo, 88 room 1211, Brooklin Paulista, 04602-000, Sao Paulo, Brazil	100	IGT Global Solutions Corporation (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
GTECH German Holdings Corporation GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	International Game Technology PLC
GTECH Management P.I. Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
GTECH Mexico S.A. de C.V.	Av. Constituyentes 635, Colonia 16 de Septiembre,Mexico City, 11810, Mexico	100	IGT Global Solutions Corporation (99.700258% - 100% of Class II); IGT Foreign Holdings Corporation (0.343297% - 99.998% of Common); IGT Latin America Corporation (0.000006% - .002% of Common)
GTECH Southern Africa (Pty) Ltd.	Ground Floor, Orbach Place, 261 Oxford Road, Illovo 2196, South Africa	100	IGT Global Solutions Corporation
GTECH Ukraine	3-A Leiptsygska Street, Kyiv, Ukraine	100	GTECH Asia Corporation (99%); GTECH Management P.I. Corporation (1%)
GTECH WaterPlace Park Company, LLC	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Hydragraphix LLC	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Hudson Alley Software, Inc.	28 Liberty Street, New York, NY 10005	100	IGT Global Solutions Corporation
I.G.T. - Argentina S.A.	Hipolito Alferez Bouchard 4191, Optima Park Tower, 5to piso - Munro, Argentina	100	International Game Technology (96.67%); International Game Technology S.R.L. (3.33%)
I.G.T. (Australia) Pty Limited	Level 5, 11 Talavera Road, Macquarie Park, NSW 2113 Australia	100	International Game Technology
IGT	701 South Carson Street, Suite 200, Carson City, Nevada 89701, United States	100	International Game Technology
IGT (Alderney 1) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 2) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 4) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 5) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 7) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT Interactive C.V.
IGT (Gibraltar) Limited	57 - 63 Line Wall Road, Gibraltar	100	IGT Interactive C.V.
IGT (Gibraltar) Solutions Limited f/k/a GTECH (Gibraltar) Limited	23 Portland House, Glacis Road, GX11 1AA, Gibraltar	100	GTECH (Gibraltar) Holdings Limited
IGT (UK1) Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	IGT Interactive, Inc.

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Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
IGT (UK2) Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	IGT – UK Group Limited
IGT (UK 3) Limited	3rd Floor, 10 Finsbury Square, London, England EC2A 1AF.	100	International Game Technology PLC
IGT Asia - Macau, S.A.	Avenida Comercial de Macau, nos. 251A-301, AIA Tower, 21/F, Room 2101, Macau, China	100	International Game Technology (99.92%); IGT (0.04%); IGT International Holdings 1 LLC (0.04%)
IGT ASIA PTE. LTD.	1 Changi North St 1, 02-01 and 02-03, 498789, Singapore	100	International Game Technology
IGT Asiatic Development Limited	Jayla Place, Wickhams Cay I, Road Town, Tortola, British Virgin Islands	100	International Game Technology
IGT Australasia Corporation f/k/a GTECH Australasia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT Austria GmbH f/k/a GTECH Austria GmbH	Seering 13-14, 8141 Unterpremstatten, Austria	100	IGT Germany Gaming GmbH
IGT Canada D&B ULC	Queen's Marque, 600 - 1741 Lower Water Street, Halifax, Nova Scotia, Canada	100	International Game Technology PLC
IGT Canada Solutions ULC f/k/a GTECH Canada ULC	Queen's Marque, 600 - 1741 Lower Water Street, Halifax, Nova Scotia, Canada	100	International Game Technology PLC
IGT Colombia Ltda. f/k/a GTECH Colombia Ltda.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	99.99	IGT Global Services Limited (99.998%); IGT Comunicaciones Colombia Ltda. (0.001%); Claudia Mendoza (0.001%)
IGT Colombia Solutions S.A.S.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	International Game Technology PLC
IGT Commercial Services, S de R L CV	Avenida Constituyentes 635, 16 de Septiembre, Mexico City, 11810, Mexico	100	IGT Global Solutions Corporation (99.9%); IGT Foreign Holdings Corporation (0.1%)
IGT Comunicaciones Colombia Ltda. f/k/a GTECH Comunicaciones Colombia Ltda.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	99.99	IGT Foreign Holdings Corporation (>99.99%); Claudia Mendoza (<0.01%) (Nominee share)
IGT Czech Republic LLC f/k/a GTECH Czech Republic LLC	1209 Orange Street, Wilmington, DE 19801, United States	37	IGT Global Solutions Corporation
IGT D&B Holdings Limited	2nd Floor Marble Arch House, 66 Seymour Street, London, United Kingdom, W1H 5BT	100	International Game Technology PLC
IGT Denmark Corporation f/k/a GTECH Northern Europe Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT do Brasil Ltda.	Avenida das Nacoes Unidas, 14171, 15° Andar, City of Sao Paulo, Brazil	100	IGT International Treasury B.V. (99.99%); IGT International Treasury Holding LLC (0.01%)
IGT Dutch Interactive LLC	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	100	IGT Interactive Holdings 2 C.V.
IGT EMEA B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT-Europe B.V.
IGT Europe Gaming B.V. (f/k/a IGT-Europe B.V.)	Galwin 2, 1046 AW Amsterdam, Netherlands	100	International Game Technology
IGT Empowerment Trust	2 Brands Hatch Close, Corner Indianapolis St, Kyalami Business Park, Midrand 1685, South Africa	100	IGT International Treasury B.V. (74.9%); International Game Technology Afrida (Pty) Ltd. (25.1%)

Annual Report and Accounts 2021 Page | 168

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Far East Pte Ltd f/k/a GTECH Far East Pte Ltd	8 Marina Boulevard, #05-02, Marina Bay Financial Centre, 018981, Singapore	100	IGT Global Services Limited
IGT Foreign Holdings Corporation f/k/a GTECH Foreign Holdings Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT France SARL f/k/a GTECH France SARL	19, Boulevard Malesherbes, 75008 Paris, France	100	IGT Foreign Holdings Corporation
IGT Games SAS f/k/a GTECH SAS	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	IGT Global Services Limited (80%); IGT Comunicaciones Colombia Ltda. (10%); IGT Foreign Holdings Corporation (10%)
IGT Games and Participations S.r.l. (f/k/a Lottomatica Giochi e Partecipazioni S.r.l.)	Viale del Campo Boario, 56/d Roma, Italy	100	International Game Technology PLC
IGT Georgia Gaming LLC	71 Vazha Pshavela Ave., Office 5, Tbilisi, Georgia	100	IGT Europe Gaming B.V.
IGT Germany Gaming GmbH f/k/a GTECH Germany GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	GTECH German Holdings Corporation GmbH
IGT Germany GmbH f/k/a GTECH GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	IGT Global Services Limited
IGT Global Services Limited f/k/a GTECH Global Services Corporation Limited	Grigori Afxentiou, 27, 6021, Larnaca, Cyprus	100	IGT Global Solutions Corporation
IGT Global Solutions Corporation f/k/a GTECH Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Lottery S.p.A.
IGT Hong Kong Limited	26th Floor, No. 8 Queen's Road Central. Hong Kong, China	100	IGT Asiatic Development Limited
IGT India Private Limited f/k/a GTECH India Private Limited	3rd Floor, B Block, iLabs Centre, Plot No 18, Sy No 64(p), Madhapur, Hyderabad, Telangana, India 500081	100	IGT Global Services Limited (99.99%); IGT Far East Pte Ltd. (0.01%)
IGT Indiana, LLC f/k/a GTECH Indiana, LLC	334 North Senate Avenue, Indianapolis, IN 46204	100	IGT Global Solutions Corporation
IGT Interactive C.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT (35.8274668%); IGT Interactive Holdings 2 C.V. (32.5220680%); International Game Technology (31.6504432%); IGT Dutch Interactive LLC (0.0000220%)
IGT Interactive Holdings 2 C.V.	Galwin 2, 1046 AW, Amsterdam, Netherlands	100	IGT Interactive, Inc. (13.831555%); International Game Technology (86.168444%); IGT International Holdings 1 LLC (0.000001%)
IGT Interactive, Inc.	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	100	International Game Technology
IGT International Holdings 1 LLC	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	100	International Game Technology
IGT International Treasury B.V.	Galwin 2, 1046 AW, Amsterdam, Netherlands	100	International Game Technology
IGT International Treasury Holding LLC	1209 Orange Street, Wilmington, DE 19801	100	IGT International Treasury B.V.
IGT Ireland Operations Limited f/k/a GTECH Ireland Operations Limited	Riverside One, Sir John Rogerson's Quay, Dublin 2, Ireland	100	IGT Global Services Limited
IGT Italia Gaming Machines Solutions S.r.l. f/k/a Spielo International Italy S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Lottery S.p.A.

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Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Japan K.K.	Oak Minami-Azabu Building 2F, 3-19-23 Minami-Azabu, Minato-ku, Tokyo, 106-0047, Japan	100	IGT International Treasury B.V.
IGT Juegos S.A.S.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	IGT Peru Solutions S.A. (60%); IGT Games S.A.S. (40%)
IGT Korea Yuhan Chaekim Hoesa a/k/a IGT Korea LLC	16th, 17th Fl, Teheran-ro 134, Gangnam-gu, Seoul, Korea	100	IGT Global Services Limited
IGT Latin America Corporation f/k/a GTECH Latin America Corporation	1209 Orange Street, Wilmington, DE 19801, United States	80	IGT Global Solutions Corporation (80%); Computers and Controls (Holdings) Limited (20%)
IGT Lottery Holdings B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	International Game Technology PLC
IGT Lottery S.p.A. (f/k/a Lottomatica Holding S.r.l.)	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Lottery Holdings B.V.
IGT Malta Casino Holdings Limited f/k/a GTECH Malta Holdings Limited	2, Belvedere Court, Triq Il- Qaliet, St. Julians STJ 3255, Malta	99.99	IGT Sweden Interactive AB
IGT Malta Casino Limited f/k/a GTECH Malta Casino Limited	2, Belvedere Court, Triq Il- Qaliet, St. Julians STJ 3255, Malta	99.99	IGT Malta Casino Holdings Limited
IGT Malta Interactive Limited f/k/a GTECH Malta Poker Limited f/k/a Boss Media Malta Poker Ltd.	2, Belvedere Court, Triq Il- Qaliet, St. Julians STJ 3255, Malta	99.99	IGT Malta Casino Holdings Limited
IGT Mexico Lottery S. de R.L. de C.V. f/k/a GTECH Servicios de México, S. de R.L. de C.V.	Av. Constituyentes 635, 16 de Septiembre, Mexico City, Mexico 11810	100	IGT Global Solutions Corporation (99.9%); IGT Foreign Holdings Corporation Holdings Corporation (0.1%)
IGT Monaco S.A.M. f/k/a GTECH Monaco S.A.M.	7, Rue Du Gabian, Le Gildo Pastor-Bloc C-8 ETG-N° 22, 98000, Monaco	96	IGT Austria GmbH (96%); Katarzyna Szorc (1%); Frederik Andreacchio (1%)
IGT Peru Solutions S.A. f/ka GTECH Peru S.A.	Av. El Derby Nro.254, Oficina 606 - Surco, Lima – Peru	100	IGT Germany Gaming GmbH (99.999971%); GTECH German Holdings Corporation GmbH (0.000029%)
IGT Poland Sp. z.o.o. f/k/a GTECH Poland Sp. z o.o.	AL. JEROZOLIMSKIE, nr 92, 00-807, Warsaw, Poland	100	IGT Global Solutions Corporation
IGT Slovakia Corporation f/k/a GTECH Slovakia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT SME, S. de. R.L. de C.V.	Av. Constituyentes No. 635, Col. 16 de Septiembre, Mexico City, Mexico 11810	100	IGT Global Solutions Corporation (99%); IGT Foreign Holdings Corporation (1%)
IGT SOLUTIONS CHILE SpA	Avenida El Rosal N 5.108 Santiago, Chile 8580000	100	International Game Technology PLC
IGT Spain Lottery, S.LU. f/k/a GTECH Global Lottery S.L.	Edificio Avant BCN, Selva 12, Planta 1, Modula A2, El Prat de Llobregat, Barcelona 08820, Spain	100	IGT Global Services Limited
IGT Spain Operations, S.A. f/k/a GTECH Spain S.A.	Edificio Avant, Parque de Negocios Mas Blau, Calle Selva 12, planta 1a, Modulo A2, El Prat de Llobregat, 08820, Barcelona, Spain	100	IGT Spain Lottery S.L.U.
IGT SWEDEN AB f/k/a GTECH Sweden AB	Hälsingegatan 40 12tr, 113 43 Stockholm, Sweden	100	IGT Global Services Limited
IGT Sweden Interactive AB f/k/a GTECH Sweden Interactive AB f/k/a Boss Media AB	Honnorsgatan 2, Vaxjo 35053, Sweden	100	IGT Europe Gaming B.V.
IGT Sweden Investment AB f/k/a GTECH Sweden Investment AB	Honnorsgatan 2, Vaxjo 35053, Sweden	100	IGT Sweden Interactive AB

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Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Technology Development (Beijing) Co. Ltd.	11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, P.R. China	100	IGT Hong Kong Limited
IGT Turkey Teknik Hizmetler Ve Musavirlik Anonim f/k/a GTECH Avrasya Teknik Hizmetler Ve Musavirlik A.S.	Nasuh Akar Mahallesi. Turkocagi cad. 1400. sok. No: 34/2, Balgat, Ankara, Turkey	100	IGT Global Solutions Corporation
IGT U.K. Limited f/k/a GTECH U.K. Limited	1st Floor Building, 3 Croxley Green Business Park, Hatters Lane, Watford, WD18 8YG, United Kingdom	100	IGT Global Solutions Corporation
IGT UK Games Limited f/k/a GTECH UK Games Limited	1 Bridgewater Place Water Lane, Leeds, West Yorkshire LS11 5QR	100	IGT Sweden Interactive AB
IGT UK Interactive Holdings Limited f/k/a GTECH Sports Betting Solutions Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	100	International Game Technology PLC
IGT UK Interactive Limited f/k/a GTECH UK Interactive Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	100	IGT UK Interactive Holdings Limited
IGT US D&B (G) LLC	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT
IGT US D&B (L) LLC	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT US D&B Holdings LLC	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT D&B Holdings Limited
IGT VIA DOMINICAN REPUBLIC, SAS f/k/a GTECH VIA DR, SAS	Avenida Estrella Sadhala, Esquina Bartolome Colon, Edificio Hache, Primer Piso, Santiago, Dominican Republic	100	IGT Global Services Limited (99.9666%); IGT Ireland Operations Limited (0.0333%)
IGT Worldwide Services Corporation f/k/a GTECH Worldwide Services Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT-Canada Inc.	600-1134 Grande Allee O, bureau 600, Quebec (Quebec) G1S1E5, Canada	100	International Game Technology
IGT-China, Inc.	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	100	International Game Technology
IGT-Íslandi ehf. (IGT-Iceland plc)	Sigtuni 3800, Selfoss, Iceland	100	International Game Technology
IGT-Latvia SIA	Krisjana Valdemara Street 33-19. Riga, Latvia	100	International Game Technology
IGT-Mexicana de Juegos, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico	100	IGT (99.99%); International Game Technology (0.01%)
IGT-UK Gaming Limited	Quay West, Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	IGT – UK Group Limited
IGT-UK Group Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	International Game Technology
IMA S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	51	IGT Europe Gaming B.V.
Innoka Oy	Aku Korhosen tie 4, 00440 Helsinki, Finland	81	IGT Global Services Limited
International Game Technology	701 South Carson Strret, Suite 200, Carson City, Nevada 89701	100	International Game Technology PLC

Annual Report and Accounts 2021 Page | 171

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
International Game Technology (NZ) Limited	Birchwood Park, Unit 4, 483 Hutt Road, Lower Hutt, New Zeland	100	I.G.T. (Australia) Pty Limited
International Game Technology España, S.L.	Pza de Pablo Ruiz Picasso 1, Torre Picasso, 5, 28020 Madrid	100	IGT-Europe B.V.
International Game Technology S.R.L.	Av. Pardo y Aliaga No. 695, Oficina 11, distrito de San Isidro, provincia y departamento de Lima	100	IGT (99.991%); IGT International Holdings 1 LLC (0.009%)
International Game Technology Services Limited	27 Grigori, 6021, Larnaca, Cyprus	100	International Game Technology PLC
International Game Technology-Africa (Pty) Ltd.	2 Brands Hatch Close, Corner Indianapolis St, Kyalami Business Park, Midrand 1685, South Africa	100	IGT International Treasury B.V. (74.9%); IGT Empowerment Trust (25.1%)
International Gaming Technology Brasil Servicos de Dados Ltda	Calcada Das Margaridas, 163, Sala 02, Barueri, Sao Paulo, 06453-038, Brazil	100	IGT Global Solutions Corporation
LB Participacões E Loterias Ltda.	Calcada das Margaridas No. 163 Sala 02, CV 1237 Centro Comercial de Alphaville, Barueri Sao Paulo Brazil 06453-038	100	IGT Games and Participations S.r.L. (>99.99%); International Game Technology PLC (<0.01%)
LB Produtos Lotéricos E Licenciamentos Ltda.	Calcada das Margaridas No. 163 Sala 02, CV 1237 Centro Comercial de Alphaville, Barueri Sao Paulo Brazil 06453-038	100	LB Participacões E Loterias Ltda. (>99.99%); International Game Technology PLC (<0.01%)
Leeward Islands Lottery Holding Company, Inc.	C18, The Sands Complex, Bay Road, Basseterre, St. Christopher, St. Kitts	100	IGT Global Services Limited
LIS Holding S.p.A. (f/k/a Lottomatica Italia Servizi S.p.A.)	Via Bracco, 6, Milano, Italy	100	IGT Lottery S.p.A.
LIS Pay S.p.A. (fka CartaLis Istituto di Moneta Elettronica S.p.A.)	Via Bracco, 6, Milano, Italy	100	Lis Holding S.p.A.
Lotterie Nazionali S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	64	IGT Lottery S.p.A.
Lottery Equipment Company	c/o Shevchenko, Didkovskiy and Parnters LLC, 2-A Kostyantynivska Street, 5th Floor, Kyiv, Ukraine	100	GTECH Asia Corporation (99.994%); GTECH Management P.I. Corporation (0.006%)
LOTTOITALIA S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	61.5	IGT Lottery S.p.A.
Loxley GTECH Technology Co., Ltd.	102 Na Ranong Road, Klongtoey, Bangkok Metropolis, Thailand	49	IGT Global Services Limited (10%); IGT Global Solutions Corporation (39%)
Northstar New Jersey Holding Company, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	50.15	IGT Global Solutions Corporation
Northstar New Jersey Lottery Group, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	82.31	Northstar New Jersey Holding Company, LLC
Northstar SupplyCo New Jersey, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	70	IGT Global Solutions Corporation
Online Transaction Technologies S.à.r.l. à Associé Unique	Twin Center West, Angle Bd Zerktouni et Al Massira El Khadra, Casablanca, Morocco	100	IGT Foreign Holdings Corporation
Orbita Sp. z o.o.	Aleje Jerozolimskie 92, 00-807 Warsaw, Poland	100	IGT Global Solutions Corporation
Oy IGT Finland AB f/k/a Oy GTECH Finland Ab	c/o Veikkaus Oy, Aku Korhosen tie 2-4, 00440 Veikkaus, Vantaa, Finland	100	IGT Global Solutions Corporation
PCC Giochi e Servizi S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Lottery S.p.A.

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Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
Playyoo SA	Via Cantonale 19, Lugano 6900, Switzerland	100	IGT UK Interactive Limited
Powerhouse Technologies, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada, 89113, United States	100	International Game Technology
Probability (Gibraltar) Limited	Suite 23, Portland House Glacis Road, GX11 1AA, Gibraltar	100	IGT UK Interactive Limited
Prodigal Lottery Services, N.V.	63A Walter J.A. Nisbeth Road, Pondfill Philipsburg, St. Maarten	100	Leeward Islands Lottery Holding Company, Inc.
Retail Display and Service Handlers, LLC	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
SB Industria E Comercio Ltda.	Rua Rio Pauini 30, A, Quadra F, conjunto Manauense, Bairro Nossa Senhora das Graças, CEP 69053-001, Cidade de Manaus, Estado do Amazonas	100	IGT Global Solutions Corporation (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
SED Multitel S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Lottery S.p.A.
Servicios Corporativos y de Administracion, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico	100	International Game Technology (99.97%); IGT (0.03%)
St. Kitts and Nevis Lottery Company, Ltd.	C18, The Sands Complex, Bay Road, Basseterre, St. Kitts	100	Leeward Islands Lottery Holding Company, Inc.
Technology Risk Management Services, Inc.	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
UTE LOGISTA IGT f/k/a UTE Logista-GTECH, Law 18/1982, No. 1	Trigo n° 39, Polfgono Industrial Polvoranca, Madrid, 18104 Spain	50	IGT Spain Lottery S.L.U.
VIA TECH Servicios SpA	Isadora Goyenechea, 3447 Piso 19, 2215-21, Las Condes, Santiago, Chile	100	IGT Global Services Limited
VLC, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada, 89113, United States	100	Powerhouse Technologies, Inc.
Your Sales S.r.L.	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Lottery S.p.A.
ZEST GAMING MEXICO, S.A. DE C.V.	Campos Eliseos169, Col. Polanco, Mexico City, 11560, Mexico	100	International Game Technology PLC (99%); IGT Spain Lottery S.L.U. (1%)
Joint Ventures			
CLS-GTECH Company Limited	PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	50	IGT Global Services Limited
Telling IGT Information Technology (Shenzhen) Co., Ltd.	503D, Tian An Chuangxin Keji Square (Phase II) East Block, the Interchange of Binhe Road and Xiangmihu Road, Shatou Street, Futian District, Shenzhen, China	49	IGT Global Services Limited
Ringmaster S.r.l.	Corso Francia, 110 - Torino, Italy	50	IGT Lottery S.p.A..

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Financial Statements

FINANCIAL STATEMENTS
INTERNATIONAL GAME TECHNOLOGY PLC
INDEX TO PARENT COMPANY FINANCIAL STATEMENTS

Parent Balance Sheet at December 31, 2021 and 2020 175

Parent Statement of Shareholders' Equity for the years ended December 31, 2021 and 2020 176

Notes to the Parent Financial Statements 177

Annual Report and Accounts 2021 Page | 174

Financial Statements

International Game Technology PLC
Parent Balance Sheet
($ in millions)

	Notes	December 31, 2021	December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents		29	125
Intercompany loans receivable		85	77
Receivables from related parties		19	13
Other current assets		1	6
Total current assets		134	220
Property, plant and equipment, net		2	1
Right-of-use assets	6	7	9
Investments in subsidiaries	3	4,799	4,786
Intercompany loans receivable		6,143	7,673
Other non-current assets		23	37
Total non-current assets		10,974	12,507
Total assets		11,109	12,726
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable		2	7
Current portion of long-term debt	4	—	393
Loans payable to related parties		96	104
Payables to related parties		448	248
Other current liabilities		32	56
Total current liabilities		577	807
Long-term debt, less current portion	4	5,851	7,808
Lease liabilities	6	7	9
Loans payable to related parties		584	353
Other non-current liabilities		3	2
Total non-current liabilities		6,445	8,173
Total liabilities		7,022	8,979
Shareholders' equity			
Share capital		21	20
Share premium		21	21
Retained earnings		3,903	3,567
Other reserves		142	139
Total shareholders' equity		4,087	3,747
Total liabilities and shareholders' equity		11,109	12,726

Net income (loss) was $396 million and $(345) million for the years ended December 31, 2021 and 2020, respectively. As permitted by section 408 of the Companies Act 2006, no statement of comprehensive income for International Game Technology PLC is shown.

The Parent financial statements were approved by the Board of Directors on March 10, 2022 and signed on its behalf on March 16, 2022 by:

Vincent Sadusky
Chief Executive Officer
Company registration number: 09127533

The accompanying notes are an integral part of these Parent financial statements.

Annual Report and Accounts 2021 Page | 175

Financial Statements

International Game Technology PLC
Parent Statement of Shareholders' Equity
($ in millions)

	Share Capital	Share Premium	Retained Earnings	Other Reserves	Total Equity
Balance at December 31, 2019	20	21	3,960	145	4,146
Net loss	—	—	(345)	—	(345)
Other comprehensive loss	—	—	—	(6)	(6)
Total comprehensive loss	—	—	(345)	(6)	(350)
Stock-based compensation	—	—	2	—	2
Shares issued under stock award plans	—	—	(1)	—	(1)
Non-cash investment in subsidiaries	—	—	(9)	—	(9)
Dividends paid	—	—	(41)	—	(41)
Balance at December 31, 2020	20	21	3,567	139	3,747
Net income	—	—	396	—	396
Other comprehensive income	—	—	—	3	3
Total comprehensive income	—	—	396	3	398
Non-cash investment in subsidiaries	—	—	27	—	27
Stock-based compensation	—	—	8	—	8
Shares issued under stock award plans	—	—	(12)	—	(12)
Dividends paid	—	—	(41)	—	(41)
Repurchases of ordinary shares	—	—	(41)	—	(41)
Balance at December 31, 2021	21	21	3,903	142	4,087

For further information related to shareholders' equity, refer to Note 20 – *Shareholders' Equity*, in the notes to the consolidated financial statements included herein.

The accompanying notes are an integral part of these Parent financial statements.

Annual Report and Accounts 2021 Page | 176

Financial Statements

International Game Technology PLC
Notes to the Parent Financial Statements

1. Description of Business

The principal activities of International Game Technology PLC (the "Parent") are to make investments and provide loans to its consolidated subsidiaries. All references to the "Company" refer to the business and operations of the Parent and its consolidated subsidiaries.

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying financial statements and notes of the Parent have been prepared in accordance with Financial Reporting Standard 101 "Reduced Disclosure Framework ("FRS 101") and the Companies Act 2006 applicable to companies reporting under FRS 101. The amendments to FRS 101 issued in March 2018 and effective immediately have been applied. The Parent financial statements are stated in millions of U.S. dollars unless otherwise indicated and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding.

In the transition from IFRS, the Company has made no measurement and recognition adjustments. In applying FRS 101, various disclosure amendments to the financial statements have been applied from Adopted IFRS disclosure requirements. The results of the Company herein have not been impacted due to the adoption FRS 101. The comparative information has been amended where necessary to reflect the disclosure requirements of FRS 101.

In preparing these financial statements, the Company applies the recognition, measurement, and disclosure requirements of Adopted IFRSs, but makes amendments where necessary in order to comply with the Companies Act 2006 and has set out below where advantage of the FRS 101 disclosure exemptions have been taken.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements. The following exemptions available under FRS 101 have been applied:

- The following paragraphs of IAS 1, *Presentation of Financial Statements*:
  - 10(d) (statement of cash flows);
  - 16 (statement of compliance with all IFRS);
  - 38 (comparative information requirements in respect of Paragraph 79(a)(iv) of IAS 1)
  - 38A (requirement for minimum of two primary statements, including cash flow statements);
  - 38B-D (additional comparative information);
  - 111 (cash flow statement information);
  - 134-136 (capital management disclosures);
- IAS 7, *Statement of Cash Flows*
- Paragraphs 30 and 31 of IAS 8, *Accounting Policies, Changes in Estimates and Errors* (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued and is not yet effective);
- IFRS 7, *Financial Instruments: Disclosures*;
- Paragraphs 91 to 99 of IFRS 13, *Fair Value Measurement* (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities);
- The requirements of IAS 24, *Related Party Disclosures* to disclose related party transactions entered into between two or more members of a group;
- Paragraph 17 of IAS 24, *Related Party Disclosures* (key management compensation); and
- Paragraphs 45(b) and 46 to 52 of IFRS 2, *Share-Based Payment* (details of the number and weighted- average exercise prices of stock options and stock awards, and how the fair value of stock options and stock awards was determined).

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Financial Statements

Summary of Significant Accounting Policies

The accounting policies used in the preparation of the Parent financial statements are the same as those used in the preparation of the consolidated financial statements, in accordance with the Companies Act 2006. Refer to Note 2 – *Summary of Significant Accounting Policies,* in the notes to the consolidated financial statements included herein. In addition to those accounting policies, the following accounting policy for investments in subsidiaries also applies to the Parent financial statements: Investments in subsidiaries are held at cost less accumulated impairment losses, if any.

3. Investments in Subsidiaries

($ in millions)	Country of Incorporation	December 31, 2021	December 31, 2020
International Game Technology	United States	3,673	3,699
IGT Lottery Holdings B.V. [1]	Netherlands	883	—
IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.) [1]	Italy	—	845
Other		242	242
		4,799	4,786

[1] 100% ownership of IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.) transferred to IGT Lottery Holdings B.V. effective April 30, 2021.

A review of the potential impairment of an investment is carried out by the Directors if events or changes in circumstances indicate that the carrying value of the investment may not be recoverable. Such impairment reviews are performed in accordance with IAS 36, *Impairment of Assets*. Each direct subsidiary of the Parent is reviewed as a cash-generating unit ("CGU") and for each identified CGU, the Directors consider, among other factors, the relationship between the subsidiaries net assets and the carrying value of the investment when reviewing for indicators of impairment. As of December 31, 2021, the carrying value of the investment in each directly owned subsidiary is supported by the respective subsidiaries' underlying net assets, indicating no potential impairment. As no other impairment indicators were identified as of the balance sheet date, the Directors have concluded that the investment in subsidiary balance was fully recoverable and no impairment was required as of December 31, 2021.

For a complete list of the Parent's subsidiaries, refer to Note 29 – *The Parent's Directly and Indirectly Owned Subsidiaries,* in the notes to the consolidated financial statements included herein.

Annual Report and Accounts 2021

Page | 178

Financial Statements

4. Debt

The principal balance of each debt obligation reconciles to the balance sheet is as follows:

	December 31, 2021			
($ in millions)	Principal	Debt issuance cost, net	Swap and other	Total
3.500% Senior Secured Euro Notes due July 2024	566	(3)	—	564
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100	(7)	—	1,093
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(6)	—	744
3.500% Senior Secured Euro Notes due June 2026	849	(5)	—	844
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(5)	—	745
2.375% Senior Secured Euro Notes due April 2028	566	(4)	—	562
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(6)	—	744
Senior Secured Notes, long-term	5,332	(36)	—	5,296
Euro Term Loan Facility due January 2027	566	(2)	(9)	555
Euro Revolving Credit Facilities due July 2024 [(1)]	—	—	—	—
U.S. Dollar Revolving Credit Facilities due July 2024 [(1)]	—	—	—	—
Long-term debt, less current portion	5,898	(38)	(9)	5,851
Total Debt	5,898	(38)	(9)	5,851

[(1)] $9 million of debt issuance costs, net presented in other non-current assets.

	December 31, 2020			
($ in millions)	Principal	Debt issuance cost, net	Swap	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,000	(3)	7	1,004
4.750% Senior Secured Euro Notes due February 2023	1,043	(5)	—	1,038
3.500% Senior Secured Euro Notes due July 2024	614	(4)	—	610
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100	(8)	—	1,092
3.500% Senior Secured Euro Notes due June 2026	920	(7)	—	913
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(6)	—	744
2.375% Senior Secured Euro Notes due April 2028	614	(5)	—	608
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(7)	—	744
Senior Secured Notes, long-term	6,790	(45)	7	6,752
Euro Term Loan Facility due January 2027	1,055	(7)	8	1,056
Euro Revolving Credit Facilities due July 2024 [(1)]	—	—	—	—
U.S. Dollar Revolving Credit Facilities due July 2024 [(1)]	—	—	—	—
Long-term debt, less current portion	7,846	(52)	15	7,808
Euro Term Loan Facility due January 2027	393	—	—	393
Current portion of long-term debt	393	—	—	393
Total Debt	8,238	(52)	15	8,201

[(1)] $12 million of debt issuance costs, net presented in other non-current assets.

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Financial Statements

Principal payments for each debt obligation, excluding short-term borrowings, for the next five years and thereafter are as follows: (in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2022	—	—	—
2023	—	—	—
2024	—	680	680
2025	1,100	113	1,213
2026	750	963	1,713
2027 and thereafter	1,500	793	2,293
Total principal payments	3,350	2,548	5,898

For further information related to debt, refer to Note 17 – *Debt*, in the notes to the consolidated financial statements included herein.

5. Income Taxes

The provision for income taxes consists of:

($ in millions)	For the year ended December 31, 2021	2020
Current:		
Withholding tax	1	—
Current tax on income for the year	(1)	—
	—	—

No income taxes were paid in 2021. Income taxes paid, net of refunds in 2020 was $0.5 million. There were no deferred tax assets and deferred tax liabilities at December 31, 2021 and 2020.

The Parent is a tax resident in the United Kingdom ("U.K."). A reconciliation of the provision for income taxes, with the amount computed by applying the weighted average rate of the U.K. statutory main corporation tax rates enacted in each of the Parent's calendar year reporting periods to income (loss) before provision for income taxes is as follows:

($ in millions)	For the year ended December 31, 2021	2020
Income (loss) before provision for income taxes	396	(344)
United Kingdom statutory tax rate	19.0 %	19.0 %
Statutory tax expense (benefit)	75	(65)
Non-deductible debt costs	7	24
Change in unrecognized deferred tax asset	3	46
Foreign withholding taxes	1	—
Unrealized foreign exchange	(11)	14
Non-taxable dividend income	(75)	(20)
Other	1	1
	—	—
Effective tax rate	0.6 %	(0.1)%

The Parent's effective income tax rate was 0.6% in 2021 compared to (0.1)% in 2020. The principal drivers of the tax rate increase is the level of pre-tax income in 2021 compared to a pre-tax loss in 2020.

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Financial Statements

Changes to the U.K. corporate tax rates were substantively enacted as part of Finance Bill 2015 (on October 26, 2015) and Finance Bill 2016 (on September 7, 2016). These changes, which include reductions to the main tax rate to 17% on April 1, 2020, have been superseded by the Finance Bill 2021 resulting with the U.K. corporate tax rate remaining at 19% for 2021.

Net Operating Losses

At December 31, 2021 and 2020, the Parent had gross tax loss carryforwards of $631 million and $638 million, respectively, that relate to the U.K. No deferred tax assets were recorded for these tax loss carryforwards as realization is not probable. These tax loss carryforwards may be carried forward indefinitely notwithstanding that they offset only 50% of taxable income (above a £5.0 million full allowance threshold) in a given year.

6. Leases

The Parent has a lease for its registered office in London that is effective from March 25, 2015 to March 25, 2025 and a lease for another location in London that is utilized entirely by a subsidiary, which is effective from January 14, 2016 to January 13, 2026. Leasehold improvements made to the Parent's registered office in London are capitalized and depreciated from the date placed in service through March 25, 2025, in accordance with the Company's depreciation policy.

The classification of our leases in the balance sheet are as follows:

($ in millions)	Balance Sheet Classification	December 31, 2021	December 31, 2020
Assets			
ROU asset, net [1]	Right-of-use assets	7	9
Total lease assets		7	9
Liabilities			
Lease liability, current	Other current liabilities	2	2
Lease liability, non-current	Lease liabilities	7	9
Total lease liabilities		9	12

[1] ROU assets are recorded net of accumulated amortization of $6 million and $4 million at December 31, 2021 and December 31, 2020, respectively.

Maturities of lease liabilities at December 31, 2021 are as follows ($ in millions):

Year	Total
2022	3
2023	3
2024	3
2025	1
2026	—
Thereafter	—
Total lease payments	10
Less: Imputed interest	—
Present value of lease liabilities	9

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Financial Statements

7. Stock-Based Compensation

Stock-based incentive awards are provided to directors and employees under the terms of our 2015 and 2021 Equity Incentive Plans (collectively, the "Plan") as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plan is 20.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. We utilize authorized and unissued shares to satisfy all shares issued under the Plan.

Stock Options

Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. In 2021, stock options were granted solely to our former Chief Executive Officer, which will vest in 2024 subject to certain performance and other criteria, and have a contractual term of approximately seven years. No stock options were granted in 2020.

Stock Awards

Stock awards are principally made in the form of performance share units ("PSUs") and restricted share units ("RSUs"). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company's performance against specified targets, which may include Adjusted EBITDA, Free Cash Flow and Total Shareholder Return ("TSR") relative to the Russell Mid Cap Market Index. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). In 2021, a second round of PSUs was granted in lieu of there being no 2020 PSUs that vest 50% over an approximate two-year period and 50% over an approximate three-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date or modification date, based on the Company's stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets.

RSUs are stock awards granted to directors that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan. In 2020, RSUs were also granted to employees, which will vest in approximately one- and two-year vesting periods.

8. Employee Information

Employee Benefit Expense

	For the year ended December 31,	
($ in millions)	**2021**	**2020**
Stock-based compensation	8	2
Incentive compensation	4	—
Wages and salaries	2	2
Social security and other benefits	1	6
	14	9

The Parent had 6 and 10 people employed in corporate support roles as of December 31, 2021 and 2020, respectively.

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Financial Statements

9. Auditors' Remuneration

Aggregate fees for audit services rendered by PricewaterhouseCoopers LLP, which consist of professional services performed in connection with the Parent's annual financial statements, were $154,500 and $150,000 for the years ended December 31, 2021 and 2020, respectively.

10. Subsequent Events

Refer to Note 28 – *Subsequent Events*, in the notes to the consolidated financial statements included herein.

Annual Report and Accounts 2021 Page | 183

Additional Information

INVESTOR INFORMATION

Listing

The ordinary shares of International Game Technology PLC are listed on the New York Stock Exchange under ticker symbol IGT.

News releases

Additional company information including news releases, earnings announcements, and information on corporate governance are available at www.IGT.com.

Investor contact

Investor Relations Department
International Game Technology
10 Memorial Boulevard
Providence, RI 02903
Phone: +1 (401) 392-7077
E-mail: investor.relations@igt.com

Share transfer agent and Registrar

Computershare Shareholder Services
Regular Mail:
Computershare
PO Box 43001
Providence, RI 02940-3001
Overnight Mail Delivery:
Computershare
250 Royall Street
Canton, MA 02021
www-us.computershare.com/investor

FORWARD-LOOKING STATEMENTS

The intention of this document is to provide information to shareholders and is not designed to be relied upon by any other party or for any other purpose.

This document includes forward-looking statements concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs as well as assumptions made, and information currently available. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project," or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) changes in legislation, governmental regulations, or the enforcement thereof that could affect the Company; international, national, or local economic, social, or political conditions that could adversely affect the Company or its customers; and the Company's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. Nothing in this document is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of the Parent for the current or any future financial years will necessarily match or exceed the historical published earnings per share of the Parent, as applicable. All forward-looking statements contained in this document are qualified in their entirety by this cautionary statement.

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